ANNUAL INFORMATION FORM

of

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1
Tel: 604-681-8371
Fax: 604-681-6209
E-mail: info@bemagold.com

for the year ended December 31, 2005

March 30, 2006

There are risks associated with investing in the issuer (see page 14).

If this Annual Information Form or any other document in the issuer’s continuous disclosure record contains a misrepresentation, investors have the right to sue for damages (see page 109).

No securities regulatory authority has determined that this document is accurate or adequate.

- ii –

TABLE OF CONTENTS
(continued)

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

“Ag”	Silver

“AIM”	AIM market operated by the London Stock Exchange plc

“AMEX”	American Stock Exchange

“Au”	Gold

“Bema” or the “Company”	Bema Gold Corporation and where the context dictates any or all of its direct and indirect subsidiaries

“Cdn$”	Canadian dollar

“call option”

An option contract that gives the holder the right to buy a certain quantity of an underlying security or commodity from the writer/granter of the option, at a specified price (the strike price) up to a specified date (the expiration date)

“Common Shares”	The common shares without par value in the capital of the Company, as such capital is presently constituted

“Cu”	Copper

“Cut-and-fill”

Cut-and-fill mining removes ore in horizontal slices, starting from the bottom undercut and advancing upward. Ore is drilled and blasted, and muck is loaded and removed from the stope. When the stope has been mined out, voids are backfilled with sand tailings or waste rock. The fill serves both to support the stope walls and provide a working platform for equipment when the next slice is mined.

“cut-off grade”

Deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral resource or reserve calculations and below which the material is considered waste. May be either an external cut-off grade; which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade which refers to the minimum grade required for blocks of mineralization present within the confines of a deposit to be included in resource or reserve estimates

“DME”	Department of Mineral and Energy Affairs, Republic of South Africa

“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical, and economic factors have been resolved

“feasibility study”

A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production

“GBP”	Pounds sterling, the currency of the United Kingdom

“g/t”	Grams per metric tonne

“gold equivalent”	Silver converted to equivalent ounces of gold using a conversion ratio that is dependent on gold and silver prices and recoveries

“ha”	Hectares

“heap leaching”

A method of gold extraction in which mineralized material is heaped on an impermeable pad and diluted sodium cyanide solution is applied to the material. The gold is dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold is precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“LIBOR”	London Inter Bank Offered Rate

“long hole stoping”

A mining method involving drilling of long holes (up to 30 metres) into the orebody and then blasting a slice rock into an open chamber. The broken rock is then extracted leaving the chamber free for the next round of blasting

“Ml”	Megalitres

“m”	Metre

“Mt/a”	Million tonnes per annum

“measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	A natural aggregate of one or more metallic minerals

“National Instrument 43-101”	National Instrument 43-101 (Standards of Disclosure for Mineral Projects) issued by the Canadian Securities Administrators

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated

“porphyritic”	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals

“porphyry deposit”	A disseminated and stockworked, veined mineral deposit closely associated with felsic intrusives

“preliminary feasibility study”

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

“probable mineral reserve”

The economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

“proven mineral reserve”

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“put option”

An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a “put”

“Qualified Person”	An individual who, in accordance with National Instrument 43-101:

(a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is in good standing with a professional association and, in the case of a foreign association listed in National Instrument 43-101, has the corresponding designation

“QA/QC”	Quality Assurance/Quality Control – methods of assuring that sampling, assaying and geochemical analysis is done accurately and with precision

“Resue”

A mining method, sometimes used with cut-and-fill mining on narrow veins whereby the ore is first removed from a stope cut, then the waste is blasted down to make room for the mining equipment necessary for the next lift.

“RoM”	Run of mine

“SAMREC”

South African Code for Reporting Mineral Resources and Mineral Reserves prepared by the South African Mineral Committee under the auspices of the South African Institute of Mining and Metallurgy, as amended

“stockwork”	Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

“SD”	Standard deviation - a statistical term defined as the square root of the variance which is the average squared difference of observed values from their mean

“stripping ratio”	The ratio of waste material to ore that is experienced in open pit mining an orebody

“tpd”	Tonnes per day

“tpm”	Tonnes per month

“TSX”	Toronto Stock Exchange

“TSX-V”	TSX Venture Exchange

“US$”	United States dollar

“veld”	Open grassland in South Africa

“ZAR” or “Rand”	South African Rand, the currency of the Republic of South Africa

ZAR/g	South African Rand per gram

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Discussion and Analysis

The consolidated audited financial statements of the Company and the notes for the financial years ending December 31, 2005 and December 31, 2004, together with the accompanying auditors’ report thereon and Management Discussion and Analysis for the Company for the year ended December 31, 2005 are incorporated by reference and form part of this annual information form (the “Annual Information Form”). All such documents are available under the Company’s name at www.sedar.com.

Date of Information

All information in this Annual Information Form is as of December 31, 2005, unless otherwise indicated.

Currency, Exchange Rates and Metric Equivalents

Effective January 1, 1996, the United States dollar was adopted as the reporting currency and currency of measurement of the Company. The Company frequently raises equity financing in Canadian dollars and, as a result of the 2003 acquisition of the Petrex Mines in South Africa, the Company is also exposed to the currency fluctuations of the Rand. All dollar amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. For comparison purposes, the December 31, 2005 closing rate of ZAR 6.3163 to the US dollar was used to convert ZAR to US dollars unless otherwise noted.

The following table sets forth the Canadian dollar expressed in United States dollars and the United States dollar expressed in Rand for each period indicated at the end of such period and the average, high and low of such exchange rates at the end of the period indicated.

For the year ended December 31
	2005		2004		2003
	ZAR/	US$/	ZAR/	US$/	ZAR/	US$/
	US$	CDN$	US$	CDN$	US$	CDN$
Closing	6.3163	0.8598	5.6153	0.8319	6.5863	0.7713
Average	6.3354	0.8253	6.4179	0.7683	7.5303	0.7135
High	5.6213	0.8751	5.5880	0.8514	6.2263	0.7789
Low	6.9043	0.7853	7.2663	0.7141	9.0313	0.6338

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material differences between Canadian GAAP and United States generally accepted accounting principles and their effect on the Company’s consolidated financial information are summarized in Note 17 of the notes to the consolidated audited financial statements of the Company for the financial year ending December 31, 2005 and in Note 18 for the financial year ending December 31, 2004.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344

To convert from Imperial	To metric	Multiply by
Tons	Tonnes	0.907185
ounces (troy)	Grams	31.1035

To convert from Imperial	To metric
1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
1 US gallon =	3.785 litres
1 barrel =	35 Imperial gallons or 42 US gallons
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes
1 ounce (troy)/ton =	34.2857 grams/tonne
1 Imperial gallon =	4.546 litres

Forward-Looking Statements/Reserves

Certain of the statements made and information contained in this Annual Information Form and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of Canadian securities legislation and instruments and Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of a feasibility study, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing or operating or construction permits on a timely basis and other risks and uncertainties, including those described under “Risk Factors” in this Annual Information Form as well as in the Management’s Discussion and Analysis of the Company for the financial year ended December 31, 2005, incorporated by reference into this Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this Annual Information Form include statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, and the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, potential joint ventures and business combinations, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements as a result of new information, future events or otherwise. Readers are advised not to place undue reliance on forward-looking statements.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM. The Company advises investors that these definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) in Guide 7. In Guide 7, a mineral reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and it is the position of the SEC’s staff that:

  a “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Guide 7;

  a historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves; and

  to meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the CIM Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company advises investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources, in particular, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

ITEM 1: CORPORATE MATTERS

Name, Address and Incorporation

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988.

On July 19, 2002, following shareholder approval, the Company elected to continue its corporate jurisdiction as a federal corporation under the Canada Business Corporations Act (“CBCA”) and ceased to be a British Columbia company. On July 19, 2002 as part of the continuance under the CBCA, the Company’s constating documents were amended to increase the authorized capital from 300,000,000 Common Shares to an unlimited number of Common Shares. On April 16, 2003, the By-Laws of the Company were amended by resolution of the Board of Directors to remove staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Company’s annual general meeting of shareholders.

The registered office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1L2 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company also has offices in Hamilton, Bermuda; Bridgetown, Barbados; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa.

Intercorporate Relationships

The Company presently carries on its material business operations in large part through the following principal subsidiaries and other investee companies:

	Jurisdiction of	% Owned Directly or
Name	Incorporation	Indirectly by Bema(1)
Bema Gold (Bermuda) Ltd.	Bermuda	100%
BGO (Bermuda) Ltd.	Bermuda	100%
Minera Bema Gold (Chile) Limitada	Chile	100%
Compania Minera Maricunga (“Maricunga”)	Chile	50%
Compania Minera San Damian	Chile	100%
Compania Minera Casale (“CMC”)	Chile	24%
Bema Gold (US) Inc.	Nevada	100%
Arian Resources Limited	Barbados	100%
Omsukchansk Mining and Geological Company (“OMGC”)	Russia	79%
Consolidated Puma Minerals Corp. (“Puma”)	British Columbia	40%(2)
Victoria Resource Corporation (“Victoria”)	British Columbia	31%(2)
Consolidated Westview Corporation	British Columbia	44%(3)
White Ice Ventures Limited	British Virgin Islands	100%
Kupol Ventures Limited	Cyprus	100%
Chukotka Mining & Geological Company (“CMGC”)	Russia	75%(4)
EAGC Ventures Corp. (“EAGC”)	Ontario	100%
Chimera Mines and Minerals Corp.	Cayman Islands	100%
Bema South Africa (Pty) Ltd (“Bema SA”).	South Africa	100%
Petrex (Proprietary) Ltd. (“Petrex”)	South Africa	100%
Kupol Au-Ag (Barbados) Inc.	Barbados	100%

(1)	As of March 23, 2006.
(2)	Publicly traded on the TSX-V.
(3)	Publicly traded on the NEX Board of the TSX-V.
(4)	75% less one share.

The Company’s principal mineral properties, Julietta, Petrex, Refugio, Aldebaran/Cerro Casale and Kupol, are held through the following principal subsidiaries:

(1)	Remaining 50% held by Kinross Gold Corporation.
(2)	51% held by Placer Aldebaran (Caymans) Limited, 25% held by Arizona Star Resources (Bermuda) Limited.
(3)	Remaining 21% held by Russian shareholders.
(4)	75% less one share. The remaining interest is held by the Government of Chukotka, a region in Russia.
(5)	Held through a number of wholly-owned South African subsidiaries

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada. The Company’s principal assets are: its three operating gold mines, the 79% owned Julietta Mine in Russia, the 100% owned Petrex Mines in South Africa, and the 50% owned Refugio Mine in Chile; its 24% interest in the Aldebaran property (Cerro Casale deposit) in Chile and its 75% interest in the Kupol property in Russia. For further information please refer to “Narrative Description of the Business”.

The following is a discussion of the general development of the Company’s business, particularly over the last three years, and the major events or conditions that have influenced that development.

Production at the Company’s 79% owned Julietta Mine, an underground gold-silver mine in Russia, commenced in September 2001 and commercial production was achieved effective December 1, 2001. The Julietta Mine has now completed four full years of operation. See “Narrative Description of the Business – Operating Mines, Julietta Gold Mine, Russia”.

The Company’s 50% owned Refugio Mine, an open pit, heap leach gold mine in Chile, is held in a joint venture with Kinross Gold Corporation (“Kinross”), through jointly owned Maricunga, with Kinross as the operator. In

2001, the joint venture agreed to cease active mining operations at the Refugio Mine due to a low gold price and a requirement for significant additional capital to build new leach pads. Maricunga continued residual leaching for gold after the closure of active mining operations and the resulting gold revenue was used to offset holding costs. The remainder of the facilities were placed on care and maintenance. In November 2003, the joint venture approved recommencement of mining operations at the Refugio Mine based on higher gold prices and a successful drilling program in 2002 and 2003 that resulted in the expansion of proven and probable mineral reserves, sufficient for a mine life in excess of nine years (based on an assumed gold price of $350 per ounce). Completion of a construction retrofit was mainly completed by September 2005, recommencement of mining crushing and stacking activities at the Refugio Mine occurred in June 2005, and budgeted crusher production levels were achieved during the fourth quarter of 2005. Commercial production was achieved on October 1, 2005. See “Narrative Description of the Business – Operating Mines, Refugio Property, Chile”.

The Aldebaran Property/Cerro Casale deposit is held by CMC, a Chilean contractual mining company owned indirectly by the Company (24%), Placer Dome Inc. (“Placer Dome”) (which was acquired by Barrick Gold Corporation (“Barrick”) in early 2006) (51%) and Arizona Star Resource Corp. (“Arizona Star”) (25%). The Company, Placer Dome and Arizona Star hold their respective interests in CMC subject to a shareholders’ agreement dated January 28, 1998, as amended (the “Shareholders’ Agreement”). Under the terms of the Shareholders’ Agreement Placer Dome held its 51% interest subject to certain ongoing requirements. Placer Dome could maintain its 51% interest by electing to proceed with the development of the mine and then arranging up to $1.3 billion of project construction financing and commencing construction of the mine. In 2003, improving metals prices led Placer Dome to commission an update to the feasibility study on the Cerro Casale deposit which was previously completed in 2000 (the “2000 Feasibility Study”). By the terms of the Shareholders’ Agreement, Placer Dome was required to provide certificates on a quarterly basis regarding the financeability of the project. On September 28, 2004, the CMC shareholders, Placer Dome, Bema and Arizona Star, agreed on certain amendments to the Shareholders’ Agreement and, as a result, Placer Dome issued a certificate confirming that it was seeking to arrange financing for the Cerro Casale project by December 28, 2005 on the basis contemplated in the Shareholders’ Agreement. In October 2005, the Company, Arizona Star and Placer Dome reached a non-binding agreement in principle whereby Placer Dome agreed to sell its 51% interest in CMC to Bema and Arizona Star in return for contingent payments. Prior to completion of definitive agreements, Barrick launched a takeover bid for all of the outstanding shares of Placer Dome which completed in early 2006. The Company has requested that Barrick either complete the final documentation in relation to its agreement in principle with Placer Dome or propose an alternative business arrangement. See “Narrative Description of the Business – Development Projects, Aldebaran Property, Chile”.

In 2002, the Company completed the terms of a definitive framework agreement (the “Framework Agreement”) with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire an up to 75% interest in the Kupol gold and silver property. With the completion of a bankable feasibility study in June 2005 (the “Kupol Feasibility Study”) and the payment of approximately $14.5 million on August 30, 2005 (representing $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the Kupol Feasibility Study), the Company met all of the final requirements to acquire its 75% interest in the Kupol property. In accordance with the Framework Agreement, by June 2006 the Company is required to draw down the required construction financing and commence mine construction at the Kupol property, subject to certain conditions. By June 2006, the Company must also make a further payment of $14.5 million, calculated on the same basis as the August 30, 2005 payment.

On July 27, 2004, the Company announced that it had concluded loan documentation whereby Bayerische Hypo-und Vereinsbank (“HVB”) would provide a $60 million bridge loan facility for the development of the Kupol project. In April 2005, the bridge loan facility was increased to $100 million. In June 2005, the bridge loan facility was further increased to $150 million, and at December 31, 2005 this facility had been fully drawn. In December 2005, the Company announced that it had signed loan agreements for up to $425 million of debt financing for the construction of the Kupol project. See “Material Contracts”. Draw down under this debt financing, including repayment of the $150 million bridge loan facility, is expected to be completed in the second quarter of 2006 subject to the Company obtaining final construction permits for the Kupol mine (expected April 2006) and equity contributions from the Company and the Government of Chukotka. A portion of the net proceeds of the Company’s November 2004 equity financing of Cdn$118.3 million ($99.6 million) and October 2005 equity financing of Cdn$135.7 million ($115 million) provided the Company with the equity contribution required by the terms of the project debt financing for construction of a mine at Kupol. The Company has been actively exploring and developing the Kupol project and is fast tracking the project towards a planned 2008 commencement of production now that completion of the Kupol Feasibility Study and arrangement of the required project financing has been completed. See “Narrative Description of the Business - Development Projects, Kupol Gold and Silver Project, Russia”.

On February 14, 2003, the Company completed a business combination by way of plan of arrangement (the “Arrangement”) with EAGC whereby Bema acquired all of the issued and outstanding common shares of EAGC, on the basis of one Common Share for each common share of EAGC. As a result, Bema now holds a 100% interest in the Petrex operating gold mines and related assets (the “Petrex Mines”) owned by Petrex in South Africa. EAGC had acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of Petmin’s wholly-owned subsidiary Petrex in October 2002. In order to complete the $67 million acquisition of Petrex, EAGC completed a $40 million equity financing and arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. On completion of the Arrangement, the $35 million loan facility remained with Bema SA, a wholly-owned subsidiary of EAGC. The $5 million working capital facility remained with Petrex. The Company has not guaranteed the loan facilities, although as part of the agreement reached with the Petrex project loan lenders discussed below, it has agreed with the lenders to guarantee the payment of interest amounts under these facilities until December 31, 2005. See “Material Contracts”. Petrex is pursuing a business combination to combine Petrex assets with those of other mining entities in the immediate area to create a more economically viable operation. The Company is also in discussion with potential black empowerment partners. See “Narrative Description of the Business – Operating Mines, Petrex Mines, South Africa”.

At December 31, 2005, Petrex was in breach of several loan coverage ratios and is not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balances of the Petrex project loan facility and the Rand denominated working capital facility, totalling as at December 31, 2005 $12.1 million and $8 million, respectively, have been classified as current liabilities on Bema’s financial statements. The Bema SA and Petrex project debt facilities are non-recourse to Bema.

At December 31, 2004, Petrex was also in breach of several of its loan covenants. The Company reached agreement with the Petrex project loan lenders during the fourth quarter of 2004 regarding amendments to put the loans in good standing throughout 2005 and is working with the lenders on completing final documentation. The lenders provided all the necessary waivers for covenant compliance to the end of 2005 and agreed to defer the loan principal payments of $1 million due in September 2004, $1.5 million due in December 2004 and $5.5 million due in 2005, to 2006 and later. In return, Bema agreed to fund Petrex operating cash shortfalls from October 2004 to a maximum of $5 million and guarantee all debt interest payments to the end of 2005. The revised repayment schedule has yet to be formally documented, but is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service. As part of this agreement, during the third quarter of 2004, Petrex closed out its Rand denominated gold put option contracts maturing between October 2005 and December 2008 and the gold lease rate swap contracts, for total cash consideration of $15.3 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the put options. The remaining $11.87 million was applied to the project loan balance of $24 million outstanding at the time to reduce the amount outstanding to approximately $12.1 million as at December 31, 2004.

On December 21, 2004, Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange each Arizona Star share for 1.85 Common Shares. In May 2005, the Company announced it had determined not to proceed with such offer due to the market conditions at that time and the Company’s desire to focus its priority on the Kupol project and the Refugio Mine. In addition, the Company elected not to renew its management contract with Arizona Star which expired on April 28, 2005, and Roger Richer, Bema’s last representative on the Arizona Star board of directors, resigned. Bema currently owns approximately 5% of the common shares of Arizona Star.

In 2006, the Company will be focusing on continuing to expand the existing mineral resource and reserves at the Julietta Mine (see “Narrative Description of the Business – Operating Mines, Julietta Gold Mine, Russia”),

completing a joint venture or business combination to improve the viability of the Petrex Mines with a view to improving overall project economics (see “Narrative Description of the Business – Operating Mines, Petrex Mines, South Africa) and continuing active mining and gold production at the Refugio Mine (see “Narrative Description of the Business – Operating Mines, Refugio Property, Chile”). Bema also intends to continue exploration and site development, finalize permitting and continue mine construction on the Kupol property (see “Narrative Description of the Business – Development Projects, Kupol Gold and Silver Project, Russia”). In addition, Bema will continue to work with Barrick and Arizona Star to complete the purchase of Placer Dome’s 51% interest in the Aldebaran property and intends to pursue business arrangements to advance the development of the Cerro Casale project to production (see “Narrative Description of the Business – Development Projects, Aldebaran Property, Chile”).

The Company’s material property interests are described in more detail under Item 3 below.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Bema’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Bema’s future financial performance and are generally beyond the control of Bema.

Gold Price Volatility

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

The profitability of the Company’s operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company’s operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company’s financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company’s investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company’s financial position.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 50% of the Company’s planned production for up to three years. Management is authorized to use any combination of spot, forward or spot deferred forward sales and put or call options. From time to time the Issuer uses derivative financial instruments to mitigate risks arising from commodity, interest rate and foreign exchange rate fluctuations. The effectiveness of certain derivative financial instruments in mitigating these risks may vary and consequently the Company’s reported results may be subject to significant volatility associated with the changes in fair value of such instruments. In addition, the timing of recognition of changes in the fair market value of these derivative instruments may not correspond with the timing of the realisation of the related risks being managed.

Production Estimates

The Company prepares estimates of future gold production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope and underground rock failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagants, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company’s sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

It is not unusual in new mining operations to experience unexpected problems during the start-up phases. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mine Development

The Company’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the mineral reserve and mineral resource figures included herein have been carefully prepared by Bema, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from mineral reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Development, Construction and Mining Operations and Uninsured Risks

Bema’s ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals and permits, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of Bema.

The business of gold mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Bema has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, Bema may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, Bema is not insured for environmental liability or earthquake damage, although operating mines have earthquake insurance on property and sudden and accidental pollution-related third party liability coverage.

Future Capital Requirements

As of December 31, 2005, the Company had cash and cash equivalents of approximately $76.3 (2004 – $87.1) million. The Company intends to use these funds together with future cash flow from operations to fund its other planned exploration and development work and for general corporate purposes. The Company estimates that capital expenditures for 2006 will approximate between $170 million and $180 million, including $14.1 million for planned exploration. Funding to come from project financing consisting of cash and operating cash flows.

The Company may have other capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions. The Company may also encounter significant unanticipated liabilities or expenses. The Company’s ability to continue its planned exploration and development activities depends in part on its ability to generate free cash flow from its operating mines, each of which is subject to certain risks and uncertainties. The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Title Matters

Not all of the mineral tenures in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema’s title to its mining interests.

While Bema has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Currency Fluctuations

Bema maintains its accounts in US dollars. Bema’s operations in Chile, Russia and South Africa make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema’s financial position and results. In 2005, the strength of the Rand relative to the US dollar materially adversely affected operating results at the Petrex Mines and for Bema overall.

Estimates and Assumptions Employed in the Preparation of Financial Statements

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s accounting policies are described in Note 2 to its consolidated audited financial statements for the financial year ended December 31, 2005 and in Notes 1 and 2 for the financial year ended December 31, 2004 incorporated by reference herein. Significant areas where management’s judgment is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment life, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances. Actual results could differ from these estimates.

The Company records the cost of mined ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories includes estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be deficient, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be deficient, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, strengthening of the Rand currency, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. The Company’s asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company’s asset retirement obligations, management uses a credit adjusted risk-free rate applicable to each geographic location. If these estimates of costs prove to be inaccurate, the Company could be required to increase its asset retirement obligation, which would reduce the Company’s earnings.

Insurance Coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for many environmental losses or earthquake damage except that operating mines have earthquake insurance on property and sudden and accidental pollution-related third party liability coverage, subject to certain limits. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

Foreign Countries and Mining and Environmental Regulatory Requirements

Bema’s most important assets are located in Russia, South Africa and Chile and the mineral exploration and mining activities of Bema may be affected in varying degrees by political stability and government regulations relating to foreign investment and the mining industry. Any changes in regulations or shifts in political conditions or attitudes are beyond the control of Bema and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The Company’s current and potential mining and processing operations and exploration activities in Russia, Chile, South Africa and Canada are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies which may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms and on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company uses hazardous chemicals such as dilute solutions of sodium cyanide in its heap leaching and other recovery processes and must operate in accordance with government regulated environmental standards. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

Russia

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in OMGC’s and CMGC’s activities, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. OMGC’s and CMGC’s rights to exploit their respective licence area is subject to various reporting requirements. Environmental impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Julietta Deposit Area Restrictions

Under the terms of applicable legislation and the terms of the Julietta licence, such licence may be terminated in whole or in part in certain circumstances if OMGC fails to discharge certain obligations.

Julietta Licence Matters

The Julietta licence confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta licence area. There are certain irregularities relating to the Julietta licence which may, if certain proceedings are instituted and are successful, adversely affect OMGC’s interest in the Julietta licence, including adverse changes to the terms of the Julietta licence (such as a possible reduction in the term of the Julietta licence) or the possible termination of the Julietta licence. OMGC has taken, and will continue to take, all available steps to protect its interest in the Julietta licence. Based on the documented support of various levels of the Russian government, OMGC believes that it is unlikely that OMGC’s interest in the Julietta licence will be impugned or materially adversely affected. However, the consequences of various irregularities affecting many Russian mineral properties, including those affecting the Julietta licence, are uncertain given the current political situation and uncertain legal environment in Russia. As well, there is a risk that the Russian governmental authorities may take arbitrary actions against licence holders, whether due to licence irregularities or otherwise.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance to Russia like mineral production will not be nationalized. In addition, the Chukotka and Magadan regional governments’ current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter Russian laws regulating mineral concessions or other mineral rights could have a material adverse effect on OMGC or CMGC. There can be no assurance that the assets of OMGC or CMGC will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to OMGC or CMGC the market value or value of the original investment.

Possible political or economic instability in the Russian Federation and the Chukotka and Magadan regions may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of OMGC or CMGC. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Law on the Subsurface, the Licensing Regulations and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that OMGC and CMGC have complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to OMGC’s and CMGC’s investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on OMGC or CMGC.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of OMGC’s or CMGC’s abilities to protect and enforce their rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian Taxation Risks

Taxes payable by gold producers in Russia to federal, regional and local budgets include profit taxes, value added tax, tax for extracting minerals and other miscellaneous taxes. They include the following major taxes:

Profits tax – On January 1, 2002, the profit tax was reduced from 35% to 24%, of which 6.5% and 17.5% is currently payable to federal and regional budgets respectively. Russian legislation provides for certain exemptions from profits tax, which include charter capital contributions, transfer of funds free of charge from foreign investors to finance capital investments of production designation, conditional upon their use within one year of receipt, and free of charge transfer of assets to Russian company from its controlling shareholder (i.e. owner of more than 50% of the Russian company), conditioned upon restriction to transfer such assets to third parties within one year of receipt (except for transfer of monetary funds).

Value added tax (VAT) – As of January 1, 2004, the rate of VAT was reduced from 20% to 18% which is wholly transferable to the federal budget in the year 2006. VAT is also charged by customs authorities for the import of goods into the territory of Russia. The rates of import VAT are the same as the rates of VAT applicable to the sale of goods in Russia. The most important exemptions from import VAT include the import by foreign investors of technological equipment as charter capital contributions to a Russian company. Import VAT is offsettable once the goods are accounted for on the books of the recipient.

Miscellaneous taxes – There are also some other regional and local taxes and royalties, which, in particular, include property tax, transport tax and land tax. The current rate of tax for extracting minerals is 6% of the sales value for gold and 6.5% of the sales value for silver. The rate of these taxes may change, other taxes may be introduced and exceptions previously available or believed to be available may cease to be so or proved not to have been available, which in each case may have a material and adverse effect on the business of the Company.

In July 1999, the Law on Special Economic Zone of the Magadan Region came into force, in accordance with which companies registered in the territory of the Special Economic Zone (“SEZ”) are exempted from that part of all taxes which is transferred to the federal budget (except for allocations to the Pension Fund and Social Insurance Fund of Russia) until the end of the year 2006. There is a difference of opinion on whether the tax exemptions provided by the above law are legal. The exemptions established by the Special Economic Zone Law, however, do not cover payroll taxes. Besides that, the above law establishes certain exemptions on payment of export and import customs duties. The Julietta Mine has benefited from the reduction in VAT to 8% on the importation of goods into Russia. Domestic goods purchased within the SEZ are currently subject to 18% VAT.

Restricted Rights to Sell Gold in Russia

Currently, under Russian legislation, the Federal Ministry of Finance (Gokhran) and regional authorities (regional funds for precious metals) have a preferential right to purchase gold and silver bullion bars directly and/or from the producers of precious metals. In the case of sales by producers to the Ministry of Finance (Gokhran) and/or regional authorities, such state agencies buy at prices that are based on international market prices. It should, however, be noted that usually there are serious delays in payment for domestic sales where the State is involved. In the case where entities that have a first priority right have not used such right, producers may sell gold and silver bars in Russia only to Russian authorized banks. The Company has obtained waivers from Gokhran in the past and believes it will continue to do so in the future regarding Gokhran’s rights to purchase precious metals produced by the Julietta Mine during the term of the existing project loans.

In addition to selling gold and silver bars on the domestic Russian market and provided that the above noted first priority right is waived annually, producers may export their gold and silver bullion bars through Russian authorized banks and/or directly to offshore purchasers.

Up to mid-July 2002, the Company sold gold to authorized Russian banks without any delays or problems. Since July 2002, the Company has been exporting its gold production and selling into world markets but there can be no assurance this will continue to be the case. The Company has been selling silver to authorized Russian banks at London spot prices since commencement of operations in 2001.

Currency Risks

As of December 27, 2004, 10% of foreign currency earnings from export sales must be converted into Russian roubles (instead of the former 25%) however there is no certainty that this level will not be changed (either decreased or increased) in the future. There can be practical difficulties and delays involved in seeking to remit funds from Russia.

The recent changes to Russian currency control legislation were generally intended at liberalization of control over currency transactions in Russia. However, exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favourable rates. In these circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian rouble and as a result the Russian Government may be unable to demonstrate any consistent enforcement of currency laws.

The Russian rouble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian rouble into other currencies, that market is limited in size and is subject to certain restrictions.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an “Environmental Permit” before commencing construction or production. Maricunga holds all required permits for the recommencement of mining and processing operations at the Refugio Mine.

CMC has obtained formal approval of an “Environmental Permit” for the Cerro Casale project. The Environmental Impact Study (“EIS”) for Cerro Casale was approved by Chilean regulatory authorities by February 2002. In addition, CMC has secured water rights for the Cerro Casale project. Additional permits will be required to commence construction of a mine at Cerro Casale but regulatory requirements will primarily key off the EIS, as obtained. If there are material changes in project concepts, a new or amended EIS will be required.

Mining activities in Chile are regulated by the Mining Code and Decree Law 72, which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This Decree defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

On August 16, 2005, the Law No. 20.026 that imposed a specific tax over mining activities was published in the Official Gazette of Chile. This new tax is charged over mining operations, whose annual sales exceed the value of 12,000 metric tons of fine copper. The rate is progressive and ranges from 0.5% to 5% according to the value of the sales and is applied over the net operational profit. This law also establishes the option of a 15-year tax stability regime for mining operations bringing in foreign investment of $50 million or more. The Refugio Mine has established investment contracts which exclude it from the new tax through 2015. Beginning in 2016, Maricunga will be required to establish new investment contracts, and will therefore be required to pay the new tax for 2016 and subsequent production years. The Cerro Casale project, when constructed and in production, will be subject to the new tax.

South Africa

Blesbok Pollution

The Blesbokspruit is a river near the Petrex subsidiary, Grootvlei Proprietary Mines Ltd. (“Grootvlei”), mining operation which has been contaminated from a number of sources. In May 1996, the Blesbokspruit was contaminated with large amounts of red iron oxide emanating from the water pumping operations for mine dewatering from Grootvlei 3 shaft at the Company’s Petrex Mines. This resulted in serious pollution and an adverse environmental impact on the Blesbokspruit, including its fauna and flora. This contamination has in the past been the subject of numerous newspaper reports and resulted in local and international pressure. Grootvlei has been identified as one of the sources of contamination of the Blesbokspruit since approximately 1996. A High Density Separation (“HDS”) mine water treatment plant was commissioned during 1997 to reduce the impact of mine water discharged to the Blesbokspruit. The water treatment plant is designed to remove iron and to condition the water prior to discharge. Monitoring information indicate that the plant effectively reduces iron concentrations to less than 1 ppm. The HDS treatment process has had a significant positive impact on the spread of red iron oxide in the river. The historical pollution of the Blesbokspruit described above may result in significant liabilities to Grootvlei, the Petrex subsidiary that operates the pumping at #3 shaft, which may extend to its directors in their personal capacity. Grootvlei is the Petrex subsidiary that holds the water licence for the pumping and treatment of all water for the BSA mining operations. Under South Africa’s National Water Act, the consequence of further pollution could include criminal prosecution liability. The Company does not know and has not been in a position to establish the exact scope of these liabilities. The Company has also learned that the Marievale Bird Sanctuary and Wetland (the “Wetland”) has in the past expressed concern about a number of issues relating to the mining operations of Petrex, including contamination of the Wetland. Grootvlei implemented an extensive independent water quality and ecological monitoring program during 1996. Ongoing monitoring indicates significant improvements in the quality of water discharged to the Blesbokspruit. Grootvlei has a three-year water license that expired in September 2005. Grootvlei applied for a new license in a timely manner, and the Department of Water Affairs and Forestry (“DWAF”) issued a draft version of the new license to Grootvlei for comments in October 2005. DWAF has acknowledged that the delay in issuing the new water license to Grootvlei is due to the lengthy internal administrative process that DWAF is required to follow, and Grootvlei can continue with dewatering and discharge on the same conditions as the expired license while the final license approvals are being completed. Compliance with the conditions of the new draft water use license is being achieved through mine water treatment at the existing HDS plants, through projects to reduce surface water infiltration to the underground workings and the construction of a 10 Ml per day water treatment plant. Grootvlei has successfully negotiated with the regulators to remove only the salts that are added during mining activities. This can be achieved through partial desalination which allows the use of the BioSURE process for water treatment. The first partial desalination water treatment module is under construction and will be fully operational by June 2006. The Marievale Bird Sanctuary has expressed their satisfaction with progress made in improving the quality of mine water discharged to the river. External audits undertaken during 2003, 2004 and 2005 concluded that Grootvlei has generally maintained a high level of compliance with the conditions of the current water use license.

Discrepancies

Bema’s due diligence review of the mining rights of Petrex identified a number of discrepancies and errors in the documents evidencing such rights, at the time of acquisition of the Petrex Mines, however these discrepancies were not seen to be material. The majority of these discrepancies and errors in the documents pertaining to the mining rights have subsequently been amended and corrected. In the Company’s view, any remaining issues are for the most part of a purely administrative nature and can be readily resolved, or are not material to the operations of Petrex.

Foreign Currency Risk Management

The South African Rand has been strengthening relative to the US dollar since mid 2002, materially adversely affecting operating costs at the Petrex Mines. As the majority of the Petrex Mines’ operating and capital expenditures are Rand denominated, the Company entered into Rand denominated gold put option contracts in order to mitigate currency fluctuations as required under the Bema SA project loan agreements. The last of the Rand denominated gold put options were exercised in September 2005. Options had been in place for a longer period of time, but were closed out during the third quarter of 2004 and the proceeds used to reduce the Bema SA debt. However, as the Company reports in US dollars, any appreciation or devaluation in the South African currency vis-à-vis the US dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the Rand denominated monetary assets and liabilities. In 2003, 2004 and 2005 the Rand remained strong against the US dollar which had a material adverse affect on the financial performance of the Petrex Mines.

Corporate

Petrex and its subsidiaries have been in existence for many years, and during the course of their existence have undergone numerous alterations in their share capital, amendments to their founding documents, corporate reorganizations and have participated in other significant transactions which in some cases have not been well documented. It is not clear whether various obligations under historical agreements involving Petrex have been performed, or if various rights granted to Petrex under such agreements have been exercised or continue to exist. In some respects the minute books and other corporate records of Petrex and its subsidiaries are incomplete. Two of the Petrex subsidiaries were public companies with only one shareholder, a South African legal deficiency which has now been resolved by appointing additional nominee shareholders to the affected companies. While nothing has come to the Company’s attention in conducting its due diligence to suggest there are any material outstanding obligations to which Petrex or its subsidiaries are subject or that there are any material corporate deficiencies, there can be no assurance that adverse consequences will not arise from these existing, or other as yet undiscovered, deficiencies. However, since the Company acquired the Petrex subsidiaries, all transactions have been well documented and the Company’s corporate secretarial department has used their best endeavours to record all transactions and to amend all corporate secretarial matters to reflect the current corporate status of the Petrex companies.

Insurance

Prior to the acquisition of Petrex, an insurance program was put in place for the Petrex operations in order to satisfy loan requirements. Coverage obtained includes property, business interruption, crime, bullion, engineering and public liability insurance. Coverage is based on asset valuation and risk management assessment. Bema will periodically update the asset valuation and risk assessment to provide insurance coverage that is sufficient in terms of Company policy.

New Mining Regulation

The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. The South African government has passed legislation by the implementation of the Mineral and Petroleum Resources Development Act, Act 28 of 2002 (the “MPRDA”) which came into effect on May 1, 2004, and which brought about a completely new mineral regulation scheme in South Africa. Under the MPRDA, the mineral resources of South Africa belong to the nation and the State is the custodian thereof. The MPRDA is also aimed at transforming the South African mining industry by substantially and meaningfully expanding opportunities for historically disadvantaged South Africans, including women, to enter the mineral industries and to benefit from the exploitation of the nation’s mineral resources. The State must exercise sovereignty over all mineral resources within South Africa. Earlier mining legislation, which has now been repealed by the MPRDA, granted, by way of precious metal claims, mining leases, etc., statutory rights to mine for precious metals. Despite the repeal of this earlier legislation, mining leases continue to be valid under the terms of the now repealed Mineral Act, 1991. Under the terms of the provisions of the Minerals Act, a mining authorization had to be obtained over the precious metal claims and mining lease and an environmental management program had to be approved, to enable the continuation of mining activities. Relevant mining companies are holders of such mining authorizations and approved environmental management programs. Under the Transitional Arrangements as contained in Schedule II of the MPRDA, these rights are categorized as “old order rights”. The holder of these old order rights must convert the old order right to new mining rights before April 30, 2009. To obtain such a conversion it would be necessary to develop a Mining Work Program and Social and Labour Plan as prescribed in the MPRDA as well as provide proof of compliance to the Mining Charter, for each mining company. The Mining Charter deals with the transformation of the South African mining industry and it is a requirement that 15% of each of these companies must be in the hands of Black Economic Empowerment partners by April 30, 2009 and 26% by April 30, 2014. . Upon conversion, the new Mining Rights, which constitute a limited real right to mine and process specific minerals, must be registered in the Mineral and Petroleum Titles Registration Office (previously Mining Titles Office). After conversion to the new Mining Rights, the Republic of South Africa will own the mineral rights, and will have granted the mining company the right to exploit those Mineral Rights. All the rights to minerals previously held by common law under previous mineral legislation must be de registered upon the registration of the new Mining Rights in the Mineral and Petroleum Titles Registration Office.

Employment Issues

Of the Bema SA group of companies, only Bema SA and Nigel Gold Mining Co. (Pty) Ltd. (“Nigel”), one of the subsidiary operating companies of the Petrex Mines, have employees. In previous years, the Bema SA group of companies hired all of its employees through Petrex and Nigel. The employees in Petrex were transferred to Bema SA during 2005. Underground mining at the Grootvlei, Nigel and Consolidated Modderfontein (“Cons Modder”) mines is performed by an independent mining contractor, Jongingozi Mining Services (Pty) Ltd. (“Jongingozi”), which employs its own employees. During 2005, JIC Mining Services (Pty) Limited (“JIC”) and Jo Block Mining (Pty) Ltd. (“Jo Block”) were also involved in underground mining and employed their own employees. During the year, both JIC and Jo Block were phased out with Jongingozi currently being the sole underground mining contractor for Petrex Mines. At year end, Jongingozi had a total of 3,428 employees. In 2004, the open pit mining at Cons Modder mines was performed by mining contractor Trollope Mining (Proprietary) Limited which also employed their own employees. All open pit operations were suspended in January 2005 due to economic factors. The liabilities relating to employees tax, skills levies, unemployment contributions, Workmen’s Compensation and other employee levies are all the direct responsibilities of the mining contractor. Bema SA and Nigel had a total of 525 permanent employees at year end, and are responsible for all of the above mentioned taxes, levies and contributions for these employees.

From time to time, Nigel will use labour brokers to supply additional manpower for specific projects, such as capital improvements in the process plant. Under recent amendments to South African legislation, the personnel provided by these labour brokers may be deemed to be employees of Nigel if they earn less than Rand 89,455 per annum, and Nigel can therefore be held responsible for the associated taxes, levies and contributions associated with their specific time worked for Nigel. There are agreements between Nigel and the labour broker companies ensuring compliance by the labour broker companies concerning payroll, taxes, levies and employee contributions.

Bema SA, Nigel and Jongingozi all have a mix of union and non-union members. The primary union is the National Union of Mine Workers (“NUM”). NUM represents the majority of the processing plant operational staff. Various other unions represent technical staff and other site personnel. Since the Company acquired Petrex, there have been several short (one to two-day) interruptions in the mining operations due to strikes organized by NUM and non-authorized work stoppages. During February 2006, there was an illegal strike action by Nigel and Jongingozi personnel that shut down all of the underground operations for approximately four days. Bema SA, Nigel and Jongingozi worked jointly with NUM officials to end the strike and resume normal mining operations.

In terms of other legislation, Bema SA and its senior employees may be held liable for all harm to third parties (including employees under the control of mining contractors arising from the risks referred to in such legislation). For example, the Mine Health and Safety Act, 1996 (“MHSA”), provides that the General Manager at the Petrex Mines (a Bema SA employee) has the legal designation as appointed in terms of Section 4.1 of the MHSA, which means he is technically the “Employer” of everyone on site, and ultimately responsible that all aspects of the operation run in a safe manner and in accordance with the MHSA and the established standards as determined by Petrex and the MHSA from time to time. As the “Employer” of all mines being actively worked, he must:

  appoint one or more “Managers” with the qualifications as may be prescribed to be responsible for the day to day management and operation of the mine, and if more than one “Manager” is appointed, ensure that the “Manager’s” functions do not overlap;

  supply the “Managers” with the means to perform their functions; and

  take reasonable steps to ensure that the “Managers” perform their functions.

Adequacy of Rehabilitation Funds

The most recent environmental audit by an independent third party, February 2005 assessed the financial provision in Petrex’s Rehabilitation Trust Fund to estimate the cost that would be required to cover all post mining closure and rehabilitation liabilities at the Petrex Mines. The audit found that rehabilitation funds are reasonable for the current rehabilitation liabilities as stated in the Environmental Management Plans that Petrex has in place for its mining and processing operations. It was however recommended that contributions to the rehabilitation fund be increased to meet the requirements of the new MPRD. Based on the requirement to reclaim areas not previously included in the rehabilitation estimates (tailing (“slimes”) dams 1, 2 and 3 and pits not concurrently reclaimed), the costs of conducting future rehabilitation and reclamation activities at the Petrex Mines are expected to exceed the amounts currently placed in trust for such purpose. This will result in potential additional liability for rehabilitation costs upon closure of the mines. Petrex is currently in the process of re-evaluating final closure costs, which will include a detailed inventory of all areas of responsibility. Petrex is also in the process of updating its Rehabilitation Trust Fund to conform to the new Mining and Income Tax Legislation.

Title

The Company retained South African counsel to conduct due diligence respecting, among other things, whether Petrex holds its mining leases and other mining rights. The conclusion of such counsel was that Petrex holds such mining rights. While the Company has obtained what it regards as a high degree of comfort on title, it has not obtained a formal title report.

The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. For areas under the responsibility of Petrex, the Department of Minerals and Energy (“DME”) have approved all environmental management programs. Likewise, mining authorizations have been granted at all three operations, Grootvlei, Nigel and Cons Modder. All these rights are categorized as old order mining rights under the MPRDA.

A Tribute agreement which was previously in place with New Kleinfontein Gold Claims (Pty) Ltd (“New Kleinfontein”) to mine Geduld 123IR was cancelled and replaced by an agreement between the parties in terms of which New Kleinfontein granted to Grootvlei the right to mine for precious metals in the Grootvlei Contract area as defined in the agreement for a period of 24 months commencing on February 13, 2004, and in turn Grootvlei agreed to unconditionally abandon that portion of the Grootvlei Mining Authorization which covers the UC Prospecting area to the exclusion of the Grootvlei contract area. As consideration for the right granted by New Kleinfontein to Grootvlei to mine the precious metals as aforementioned, Grootvlei agreed to compensate New Kleinfontein in the amount of ZAR 3.5 million ($514,706 converted at an exchange rate of 6.8 ZAR/US$) which payment was finalized. This agreement is effectively a swap of mining areas that benefits both parties due to the physical location of mineral reserves and facilities to access and exploit those reserves. Grootvlei is accessing and mining mineral reserves controlled by New Kleinfontein from #8 shaft, and hoisting this ore at #1 shaft. Grootvlei has completely mined out the area covered by this agreement within the 24-month agreement period.

Currently New Kleinfontein is performing diamond drilling operations on their property north of the area covered by the Tribute agreement. Both parties have agreed to extend the period of the Tribute agreement to allow New Kleinfontein to complete their drilling program and allow sufficient time for Grootvlei to recover their equipment and utilities from the area after the drilling program is complete.

An agreement also exists with Gravelotte Mines Limited (“Gravelotte”) and is such that Petrex has the right to mine open pit resources up to 100 metres below surface while Gravelotte can exploit certain limited underground resources belonging to Petrex, in the northern Cons Modder area. In respect of this agreement with Gravelotte Mines Limited, the consideration is reciprocal, and the financial effect on Petrex is nil. Ore deliveries from Gravelotte range between 3,000 and 10,000 tpm and are processed exclusively through a single dedicated mill in the Petrex processing plant. The gold produced from this ore is for the credit of Gravelotte and is not included in the production reported for Petrex.

Reliance on Current Management Team

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Clive Johnson, President, Chairman and Chief Executive Officer, Roger Richer, Secretary, Vice President of Administration and General Counsel, Tom Garagan, Vice President of Exploration; Mark Corra, Vice President of Finance, George Johnson, Senior Vice President of Operations, Dennis Stansbury, Vice President of Production and Development and James Sullivan, Vice President of Russian Operations. Investors must be willing to rely to a significant extent on management’s discretion and judgement. The Company does not have in place formal programs for succession of management and training of management. The Company does not maintain key employee insurance on any of its employees other than Clive Johnson. The loss of one or more of these key employees, if not replaced, could adversely affect the Company’s operations.

Other Considerations

The Company competes with other mining companies for the recruitment and retention of qualified employees. The employees at the various mines are a mix of union and non-union workers. At the present time a sufficient supply of qualified workers is available for operations at each of the Company’s mines and other projects. The continuation of such supply depends upon a number of factors, including principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on the Company’s operating costs.

Legal Proceedings

The Company may become party to litigation or other adversary proceedings, with or without merit, in a number of jurisdictions. The cost of defending such claims may take away from management time and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operation and financial condition. As at the date of this Annual Information Form, the Company is not a party to any material litigation or other adversary proceeding.

Environment and Social Policies

Bema maintains a strong commitment to environmental, health and safety and social issues as an integral part of its business practices.

The management of these issues is recognized as a corporate priority, and requires they be fully considered during the decision-making process throughout the Company’s activities and those of its subsidiaries. The corporate Environmental Policy, available on the Company’s website at www.bemagold.com, states that all employees of Bema and its subsidiaries are expected to adhere to the intent as well as the letter of the policy, and all managerial staff, subsidiaries and contractors are expected to take responsibility for the policy and report any deviances.

Bema has an excellent track record of working with interested and affected parties at its operations and projects, and routinely engages in the following activities at its facilities:

  public consultation and disclosure;
  stakeholder meetings to respond to specific issues;
  regulatory audits and resolution of any outstanding issues or concerns;
  charitable work within the community; and
  community development through economic activities.

At the Petrex Mines operation, Bema has initiated a rehabilitation program to reduce the ingress of surface water to the underground mining basin, and thus reduce the volume of extraneous mine water that is discharged on a daily basis from the Grootvlei mine. The program is also improving the environmental health of an internationally recognized wetland area, and reducing long-term requirements for water treatment.

Social initiatives at Petrex include projects that result in job creation and help some of the most disadvantaged South Africans secure a better future. The Company sponsors the “Our Nest” program, which provides schooling and housing for disabled children, and supports the creation of job opportunities for the disadvantaged. Petrex is also a sponsor of the Kwa Thema Stimulation Centre, the Blesbokspruit Nature Reserve, World Wetlands Day (2005), youth soccer programs, adult literacy programs, sports equipment for local schools and training and education on HIV and AIDS in local communities. At the Julietta Mine in Russia, Bema donated more than 3.5 million rubles to local causes in 2004, which included charitable contributions to help with the construction of a church in Magadan, support for the Omsukchansk Association for Indigenous Persons and various cultural activities.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Company is a Canadian mining company engaged in the mining and production of gold and silver and the acquisition, exploration and development of precious metals properties principally in the Russian Federation, South Africa and Chile.

Its principal assets are: a 79% interest in the Julietta Mine, a gold and silver underground mine in Russia; a 100% interest in the Petrex underground gold mines, South Africa; a 50% interest in the Refugio Mine in Chile, an open pit, heap leach gold mine which recommenced production in 2005; a 24% interest in the Aldebaran property in Chile, which includes the Cerro Casale deposit, a large, development stage gold-copper deposit in Chile; and a 75% interest in the construction stage Kupol gold and silver project in northeast Russia.

In addition to its principal assets, the Company holds a 100% interest in a significant precious metals property, the Quebrada gold property in Chile. The Company also holds a 100% interest in the Yarnell gold property in Arizona, United States and a 70% interest in the Monument Bay gold property in Manitoba, Canada, the latter of which the Company is currently in the process of selling. Through the Company’s ownership of publicly-traded companies, Puma (40% owned) and Victoria (31% owned), the Company also has indirect interests in the East Pansky platinum-palladium exploration property in Russia and the Mill Canyon and related gold exploration properties in Nevada, United States, respectively.

The Company’s growth strategy is to increase gold production through the advancement of existing development projects and to seek other exploration and development acquisitions that can be readily financed in current market conditions.

In this Annual Information Form, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily jewellery, but with additional applications in electronics, dentistry, official coins, medallions and other industrial uses.

Gold Sales

The doré produced by the Company at its Julietta, Petrex and Refugio mines is further refined by third party refineries before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price or delivered against existing forward sales, call option or put option contracts to one of the various precious metals merchants. For more information on the Company’s hedging arrangements, see the discussion under “Risk Factors – Gold Price Volatility” above.

Operating Mines

At the Company’s three current operating mines, the primary production method used is underground mining and conventional mill processing (for the Julietta and Petrex Mines) and open pit mining and processing by heap leach extraction for the Refugio Mine. Information regarding operating segments and the geographical location of assets can be found in Note 16 of the consolidated audited financial statements of the Company that are incorporated by reference herein.

Julietta Gold Mine, Russia

Russia - Economic and Political Environment

Russia has been undergoing a substantial political transformation from a centrally controlled command economy under communist rule to a pluralist market-oriented democracy. While President Putin had maintained governmental stability and even accelerated the reform process during the first few years of his first term as the president of the Russian Federation (2000-2004), since the end of his first term to the beginning of his second term (2004-2008), there have been signs of increased concentration of power in the presidential executive. Russian politics are now dominated by the President and his United Russia party and decisions impacting certain strategic businesses in Russia may be substantially influenced by the Kremlin.

While such politics may slow political and economic reform in Russia, the Company believes the current environment in Russia is conducive to pursuing opportunities within the gold mining sector.

There has been a recent proposal to restrict foreign participation in major strategic subsoil properties. If realized, such restriction may negatively affect foreign investments in such major strategic properties, including mining properties. However, generally the regime for foreign investment in Russian subsoil properties has not been negatively impacted. Over the last several years there have been some key changes in the Russian gold industry which the Company believes have created a favourable environment for exploring and developing gold mines in Russia.

Some of these key changes are:

  devaluation of the rouble in 1998;
  the licensing in 1998 of Russian commercial banks to export gold;
  the reduction of corporate tax rates from 35% to 24% and income tax rates from 35% to 13%;
  the ending of the 5% export duty on gold sales in 2002;
  elimination of the 6.5% export duty on silver sales in 2002;

  certain liberalization in the area of foreign currency controls; and
  permission granted to gold producers to export gold directly.

Acquisition of Julietta Mine

Bema acquired its 79% interest in OMGC, the Russian operating company which owns the Julietta Mine, by way of a business combination, effected through a statutory plan of arrangement (the “Arian Arrangement”) with Arian Resources Corporation (“Arian”) which completed on June 28, 1998. The remaining 21% interest is owned by Russian shareholders of OMGC.

Under the terms of the Arian Arrangement, each shareholder of Arian received one Common Share for every 3.3 common shares of Arian held. Bema issued approximately 10 million Common Shares upon completion of the Arian Arrangement. Bema also elected to issue an additional 776,016 Common Shares in satisfaction of certain debts of Arian totalling $1,667,000.

Property Description and Location

The Julietta Mine, an underground gold and silver mine and conventional milling operation lies within the 110 square kilometre core Julietta licence area. The Julietta project is located in the Omsukchansk District, Magadan region, in the far eastern portion of the Russian Federation, approximately 250 kilometres northeast of the port city of Magadan by air and approximately 180 kilometres southwest of the town of Omsukchansk by air.

The Julietta Mine is accessed from Magadan by a 530 kilometre all-season road with the trip averaging nine hours, or by helicopter which takes approximately one hour, twenty minutes. Power at the site is supplied by four diesel-powered generators. Water for the camp and for mineral processing needs is pumped from two wells located within one kilometre of the plant.

Climate conditions are Arctic with temperatures reaching -55ºC in the winter and highs of +20ºC in the summer months. The overall Julietta project comprises four licence areas totalling approximately 339 square kilometres. The core Julietta licence area (110 square kilometres) was granted in 1995 to OMGC for a period of twenty-one years allowing for the exploration and development of any deposit found within the licence area. The other three surrounding licences for Ivanimskaya (146 square kilometres), Maksinskaya (76 square kilometres) and Atagan (seven square kilometres) were granted in 1996 for exploration, and can be upgraded for development if warranted.

There are no royalties payable in respect of the Julietta Mine but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

Geology and Mineralization/History

The Julietta deposit consists of a complex low sulfidation epithermal vein system hosted within Cretacious subaerial felsic to mafic volcanics, which has been explored and developed by Russian expeditions since 1989 and by Arian since 1994. Exploration work conducted to date on the property includes detailed geological mapping, extensive trenching, diamond drilling and underground development to evaluate the reserves and locate additional resources. Mining and milling at the Julietta Mine commenced in the fall of 2001. An ongoing exploration program is designed to expand the existing resources and reserves and find new veins at Julietta. See “Exploration at the Julietta Mine”.

An independently prepared feasibility study was commissioned by Arian in July 1996. This feasibility study, which outlined sufficient initial mineral reserves of gold and silver for approximately an initial four-year mine life, allowed Bema to secure commitments for project financing after acquiring the project in June 1998. Initial project development, originally begun in July 1998, was suspended as a result of the Russian financial crisis of August 1998 and in 1999 a revised development plan was prepared by Bema, resulting in project financing receiving final approval in September 2000. Project construction then proceeded to commissioning of the plant in September 2001.

Project Financing

Overall project costs at the Julietta Mine were approximately $51.4 million including start-up working capital, as compared to the original budget of $45.1 million. The project was financed by an equity contribution from Bema of approximately $10.1 million, $35 million of project loans consisting of a $25 million project loan facility from two banks, a $10 million project loan from International Finance Corporation (“IFC”) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. As of September 15, 2005, Bema had repaid in its entirety the $25 million project loan facility and the $10 million IFC loan and the convertible note facility had been fully converted.

Development of the Julietta Mine and Current Operations

Development of the Julietta Mine as an underground long hole stoping mining operation with conventional milling began in August 2000 with the collaring of the 850 metre level main portal. At that time, all veins were accessed from the main level through drifts and spiral inclines and declines. The veins comprising the ore reserves are accessed on sublevels driven from the main haulages on 10 metre vertical intervals where drift development defines the ore outline. After development, the underground stopes are evaluated and prepared for mining. The principal mining methods at Julietta are currently mechanized overhand cut-and-fill and cut-and-fill, with resue stoping where the veins are very narrow.

The Julietta processing mill, a conventional crushing, grinding, flotation, concentrate leach facility, was commissioned in September 2001 and after undergoing initial “ramp up” problems during the winter of 2001-2002 has achieved steady state production since mid-2002. Commercial production was achieved in December 2001 and metal production for the one month of operations in that year totalled 6,459 ounces of gold and 133,962 ounces of silver. In 2002, underground development totalled 4,750 metres and underground diamond drilling totalled 5,078 metres. Ore production from the mine was 113,514 tonnes in 2002. Ore processed during 2002 totalled 136,109 tonnes grading 27.15 g/t of gold and 501.26 g/t of silver. Metal produced in 2002 totalled 108,844 ounces of gold and 1,429,328 ounces of silver. During the second half of 2002, the mill operated at an average rate of approximately 400 tonnes per day. The operating cash cost in 2002 was $119 per ounce of gold and the total cash cost was $159 per ounce.

In 2003, Julietta produced 118,145 ounces of gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002. In 2003, a total of 142,415 tonnes at an average grade of 28.26 g/t of gold and 552.52 g/t of silver were mined while 145,421 tonnes at an average grade of 27.89 g/t of gold and 534.81 g/t of silver were milled.

In 2004, the Julietta Mine produced 83,317 ounces of gold, a negative variance to budget of approximately 18,373 ounces, at an operating cash cost of $189 per ounce and a total cash cost of $234 per ounce versus budgeted costs of $135 and $177 per ounce, respectively. Gold production at the Julietta Mine decreased by 29% or, approximately 34,828 ounces and the operating cash cost increased by 70% or $78 per ounce compared to 2003. The 2004 negative gold production variance was primarily due to the combination of a warehouse fire in February, destroying most of the spare parts inventory for the underground haulage fleet, which resulted in high downtime for the equipment, and delays encountered in reaching some high-grade stope blocks that were scheduled for production. The majority of the spare parts were replaced by mid-March 2004, after which the mine ramped up to full production. In addition, there were a few high-grade stope blocks which did not perform to what the reserve estimate had indicated. Operating costs for the year were also higher than budgeted due to the unbudgeted rapid increase in fuel and freight costs during 2004 combined with higher than normal maintenance costs for the underground mobile equipment fleet.

In 2005, the Julietta Mine produced 90,133 ounces of gold, a favourable variance to the budget of approximately 3,607 ounces, at an operating cash cost of $208 per ounce and a total cash cost of $257 per ounce from 164,699 tonnes of ore milled at an average grade of 19.1 g/t, versus budgeted costs of $192 and $243 per ounce, respectively. Gold production increased by 8% or approximately 6,816 ounces. Mine productivity increased in 2005 due to a successful miner training program and additions to the mine equipment fleet during the year. Increased experience in narrow vein mining methods also improved production. Silver revenue, applied as a credit against operating costs, increased by 10% in 2005 reflecting higher current market silver prices. Silver production decreased slightly in 2005 by 1% to 1,196,300 ounces due to lower silver grades in the ore blocks mined. Total cash costs, net of silver credits, exceeded budget by 10% in 2005. Total cash costs were higher than budget in 2005, mainly due to increases in fuel and transportation prices in addition to higher fuel consumption and labour costs.

As at December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine mineral reserves and 75% of the mineral resources. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting mineral resources to proven and probable mineral reserves and in replacing its mineral resources. Due to the number of quality exploration targets within the mine license area of the Julietta Mine, management believes that a valuation based on a percentage of mineral resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations for the Julietta Mine will be heavily dependent on the success of the ongoing exploration program to locate additional mineral reserves and mineral resources. In the event that additional mineral reserves and mineral resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

The mine employed approximately 430 people during construction and now employs 493 people at the mine site and in the City of Magadan. Over 95% of the skilled workforce is Russian. During 2004, employees at the Julietta Mine formed a labour union named “Mining and Geological Primary Labour Union” (the “Union”). In June 2005, an initial agreement was negotiated between the Company and the Union. As of December 31, 2005, the Union had 54 members.

Currently, Bema is exporting all of its gold production from the Julietta Mine and selling to Western banks. Silver is being sold to Russian banks and Bema has the option to receive an 80% prepayment based on the value of silver delivered to the refinery in Magadan.

Production at the Julietta Mine is summarized as follows:

Production and Operating Summary

Year	Ore Tonnes Milled	Gold Grade g/t	Gold Recovery %	Production Gold Ounces	Operating Cash Cost per Gold Ounce	Total Cash Cost per Gold Ounce
2005	164,699	19.10	89.9	90,133	$208	$257
2004	159,816	18.17	87.8	83,317	$189	$234
2003	145,421	27.89	88.0	118,145	$111	$148
2002	136,109	27.15	85.5	108,844	$119	$159
2001(1)	---	---	---	6,457	$112	$142

(1)	Commercial production commenced December 1, 2001, therefore reflects only one month of operations.

All operating or production costs disclosed for the Julietta Mine are net of silver credits from mine production.

Processing

The Julietta Mine process plant description includes run-of-mine ore trucked to the plant’s coarse ore bin one kilometre from the mine portal. There are two stages of crushing followed by grinding to a size of 80% passing 80 microns. Following grinding, there are three stages of flotation. The flotation concentrate is then leached in cyanide solution followed by four stages of filtration and cake wash. The flotation tailings are cycloned, filtered and used for backfill underground, with the residue sent to an impoundment.

The pregnant solution from the dissolution circuit consisting of thickener overflow and filtrate from the filtration circuit is treated in a standard Merrill Crowe recovery plant. Tailings from the cyanidation circuit are pumped to a separate tailing impoundment. The doré precipitate is collected in leaf filters, dried and smelted into doré bars on site. During 2005, mill recoveries for gold and silver were 89.9% and 75.5% respectively.

Exploration at the Julietta Mine

Since September 2001, Bema has maintained an ongoing exploration program at the Julietta property to upgrade resource veins to reserves, look for new veins and to solve ongoing geological problems at the mine. The goal is to annually replace ounces mined in that year with new reserves.

In 2005, a total of 453 diamond drill holes totalling 69,984 metres were completed on the Julietta property. Surface drilling totalled 284 holes for 53,619 metres and 169 holes were drilled underground for 16,365 metres. Drilling in 2005 focussed on infill drilling along the V4 and V5 veins system as well as additional targets on the Julietta hill and at Engteri. Three new vein zone discoveries were made during 2005: the V-7 (V-4/V-5 western extension), V-20/V-21 and V-9 vein zones. All of these represent prospective targets for the 2006 exploration season and will be further drilled once the Evgenia vein system (discussed below) and surrounding exploration targets are fully tested in early 2006.

During the first quarter of 2006, the Company discovered a new epithermal vein system at the Julietta property. Drilling in the Engteri region of the Julietta Mine property has intersected a high-grade gold and silver vein containing up to 76.1 g/t gold and 34.1 g/t silver over 2.3 metres (hole C-5025).

This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high-grade, glacially derived boulders in the Engteri area and represents the first major new discovery of high-grade mineralization on the Julietta property since mining began in 2001. The gold-bearing portion of the Evgenia vein does not come to surface, suggesting the source of the high-grade boulders has still not been found.

The Evgenia zone is located approximately 5 kilometres northwest of the Julietta Mine, within the Engteri area. The area is road accessible and drilling to date has traced the vein 1,200 metres along strike and over 200 metres of vertical extent, starting approximately 25 metres below surface. The high-grade gold portion of the vein identified to date occurs over 450 metres of strike and 125 metres vertical and remains open down dip and along strike.

Drilling on the Engteri zone totals 11,502 metres in 48 diamond drill holes, with 7,617 metres and 31 drill holes completed on the Evgenia target area.

Vein related mineralization has a northeast trend and dips approximately 65-70 degrees to the northwest. Mineralization is associated with massive quartz veining and minor sulphide mineralization and visible gold. The Evgenia vein system has a lower silver to gold ratio than the Julietta vein. A few of the early holes were drilled oblique to the zone before the general strike of the zone was established. The true width of the zone is still unknown (due to the lack of definition drilling) but appears to vary between 0.5 and 4.0 metres. The width of the veins currently being mined at Julietta are approximately 0.8 metres to 1.5 metres.

A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate on the Evgenia zone which is expected by mid-2006 and is intended to be followed by underground development of the Evgenia zone scheduled for late 2006. The Company considers that potential also exists to discover more veins within the immediate area as indicated by the second intersection in hole C-5045 which contains 0.5 metres of 69.9 g/t gold and 55.2 g/t silver, suggesting the presence of parallel veins. In addition, an earlier drill hole located 500 metres to the south of Evgenia intersected 9.6 g/t gold and 14.4 g/t silver over 0.80 metres in a brecciated quartz vein similar to Evgenia. Bema also plans to drill 500 metres to the north where a 2 kilometre long, 100-400 metre wide rhyolite dyke is strongly altered and hosts a dense network of veins/veinlets identical to those at surface of Evgenia. These targets will be drill tested during 2006.

Exploration in 2006 will focus on the newly discovered Evgenia zone, as well as additional targets at Julietta, specifically the V4-V5 corridor and extensions westwards, V20-V21 zone and the V-9 corridor.

Resource and Reserve Estimate

The Julietta Mine reserve and resource estimate as at December 31, 2005 was updated at the Julietta Mine site, based on exploration work undertaken in 2005, and checked by Bema staff at its head office in Vancouver. The mineral reserve and the II-1 mineral resource estimate was done under the direction of Donald E. Cameron, Chief Geologist of Operations for the Company and the other mineral resources estimates were checked and validated by Brian Scott, Chief Geologist of the Company. Both Mr. Cameron and Mr. Scott are Qualified Persons.

Surface and underground exploration data received during 2005 was added to the pre-existing drill hole database and underground face sample database and supported the 2005 reserve and resource update.

Resource/Reserve Estimation Parameters

Assumed Variables:
Gold Price	US$400/troy ounce
Gold Recovery	89-91%
Gold Payable	99.92%

Silver Price	US$6.50/troy ounce
Silver Recovery	75-77%
Silver Payable	99.1%

Metal Equivalent Factor - 73 g/t silver = 1g/t gold

(Au price x Au recovery x Au payable) / (Ag price x Ag recovery x Ag payable)

Cut-Off Grades
Russian Requirement	8.00 g/t gold equivalent – based
on above parameters

Capping

A grade distribution statistical study was carried out on diamond drill hole core assay results and a variety of different capping levels were recommended for different veins/vein groups. The following table shows the result of the work on assays before compositing and the capping levels that were applied in this evaluation.

Veins Groups	Veins	Au (g/t)	Ag (g/t)
1, 2, 3, 9, 10	V-4, V-7, V-14, V-4.1, V-4.1F, V-4.1H, V-5, V-5F, V-18, XI-1, XI-2	125	1,600
4	II-1, II-1BR	90	200
5, 8	I-1, V-8, V-9	60	1,000
7	V-3, V-3A, V-3H	90	1,000
6	V-11, V-11F	60	200

Underground composited chip-channel sample grades were capped based on a statistical evaluation of calculated grade X thickness. Gold and silver grade X thickness capping levels were chosen to mitigate the metal content risk posed by high-grade and wide vein intersections used in the estimates of remaining reserve material. Grades thus had variable caps based on attaining the grade X thickness target cap level.

Specific Gravity

The tonnage factor used in calculations is 2.75 tonnes/cubic metre. During 2005, a more extensive study was carried out on new zones and variations in specific gravity were found to be within 2%. Therefore mine management has recommended using a specific gravity of 2.75 for all Julietta mineralized zones, including the new Evgenia zone.

Minimum Mining Width

In 2005, the reserve/resource evaluation was undertaken using either the true thickness or the horizontal thickness. This allows for the adjustment of those veins that are sub-vertical in orientation. The intersections were diluted to a minimum 0.9 or 1.2 metre thickness for mining purposes.

Using methodologies consistent with the previous resource/reserve estimates at Julietta, most of the resource updates were developed using the long section polygonal method. Indicated mineral resources were so classified based on a 25 metre radius search from a drill hole intersection. Inferred mineral resources were classified as a polygon within 50 metres of a drill hole and not including indicated mineral resources. For the II-1 vein, the mine employed an inverse distance technique to produce a block model with 10 m2 blocks and separate estimates for grade X horizontal thickness and horizontal thickness. Vein composites were diluted to 1.2 metres and projected to a vertical long section. Gold and silver grades based on the drill hole composites were derived by dividing the grade X thickness estimate for each block by the thickness estimate for each block. Resources less than 15 metres distant from the nearest drill hole composite were classified as indicated mineral resources and those beyond this distance were classified as inferred mineral resources. Chip sample-based polygonal estimates were used instead of the block model ones in areas with current mine development.

The conversion of mineral resources to mineral reserves followed procedures consistent with those historically applied at the Julietta Mine, modified by experience. Dilution was applied to the polygonal and block model blocks to account for minimum mining widths ranging from 2.0 – 2.4 metres in development headings and from 1.2 – 1.5 metres in stopes. Proven blocks were projected 12.5 metres above and below mine workings at the appropriate diluted width. Probable reserves were converted from indicated mineral resource polygons that passed both mine planning filters and cut-off grades (8 grams of gold per tonne). Mining recovery of 97.5% was applied to all of the reserves to account for various losses, principally losses of ore to stope fills during mucking. Polygons not selected for conversion to reserves were reported back to the Julietta Exploration Department for reporting as mineral resources.

Lab Procedures

All assays from the 2005 underground and surface drill program were analyzed at the Julietta Mine lab by fire assay and gravimetric procedures with the detection limit for gold at 0.4 g/t and for silver at 5 g/t. A total of 13,642 regular samples were prepared and assayed at the Julietta Mine internal lab facility during 2005. This number does not include trenches, field samples and occasional control batches. The samples were submitted in batches of 22 samples for a total of 1,063 batches. Each included 5 control samples: 1 International reference standard, 1 blank, 3 duplicates (split field core, coarse preparation (crushing) and the fine ground pulp). Batch turn-around time from core sampling to assay results varied from 1 to 24 days, averaging 3-6 days. Clerical errors are reported in each monthly report. However, their frequency has been decreasing throughout the year due to a more systematic verification of lab original hand-written worksheets and more experienced personnel supervising the work. A total of 25 clerical errors were detected and corrected out of 1,063 batches.

The control sample (reference standard) failure rate for preparation and assaying laboratory operations is around 0.5% (6 real failures over 1,063 batches assayed) for the whole year. A lab batch fails if a standard reference sample within the batch returns an assay above or below the 3 SD acceptable threshold or if two consecutive batches fail the two SD threshold.

The lab’s performance with reference standards in terms of precision and accuracy is within general accepted industry standards.

External Check Samples

Duplication of a number of samples at an independent lab in Vancouver confirmed the general precision and accuracy of the Julietta Lab. 132 pulp samples were sent to the independent lab for gold and silver assaying. In the comparison between the external and the Julietta Lab, the internal lab demonstrates a very small negative bias. The correlation is excellent with a correlation factor of 0.998.

The updated reserve and resource estimate as of December 31, 2005 is as follows:

Updated Reserve and Resource Estimate – Julietta Mine
(as of December 31, 2005)
Reserve Estimate(1)(2)(5)
Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold(3) (ounces)	Contained Silver(3) (ounces)
Proven	55,380	23.4	235	41,635	418,860
Probable	270,060	18.4	190	159,532	1,649,943
Total	325,440	19.2	198	201,158	2,068,815

Updated Resource Estimate – Julietta Mine (as of December 31, 2005)(1)(3)(4)(5)
Category	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold(3) (ounces)	Contained Silver(3) (ounces)
Indicated Mineral Resource(1) Inferred Mineral Resource(1)	218,560 183,606	19.63 18.47	183.7 212.3	137,937 109,030	1,290,905 1,253,339

(1)	Using a cut-off grade of 8.0 g/t gold equivalent.
(2)	Reserves are in situ material that reflects expected mining dilution and mining recovery but not process recovery losses.
(3)	Resource estimate does not include material used to define proven and probable mineral reserves.
(4)	Resources are in situ material without provision for mining dilution and mining recovery factors or process recovery losses.
(5)	100% basis (Bema’s share is 79%).

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

As a result of exploration drilling and mine development in 2005, Bema increased the indicated gold resource by 3.7%, but inferred mineral resources decreased by 27.8% . Gold mineral reserves decreased by 8% more than were attributable to production. The additional decrease reflects a re-assessment of reserves in areas of new development, particularly II-1 vein and V-4.

2006 Production Outlook

In 2006, the Julietta Mine is projected to produce approximately 88,000 ounces of gold at an operating cash cost of $235 per ounce (net of silver credits assuming a $7.50 per ounce spot price for silver) and a total cash cost of $287 per ounce (net of silver credits assuming a $7.50 per ounce spot price).

All operating costs listed for the Julietta Mine are net of silver credits from mine production.

The conclusions reached in Bema’ economic studies are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Julietta Mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Capital and Exploration Expenditures

In 2005, capital expenditures were approximately $2.4 million primarily for development of reserves, while exploration expenditures totalled $6.9 million.

The Company expects capital expenditures of $3.6 million at the Julietta Mine in 2006 primarily for development of mineral reserves and mineral resources. Additional exploration expenditures are budgeted at $3 million for surface exploration. Funding for capital and exploration expenditures is projected to be provided from cash flow from the mine.

Permitting/Environmental

All environmental and operating permits, licenses and authorizations required to carry out ongoing mining and ore processing at the Julietta Mine and for exploration of the surrounding property, as currently conducted, have been obtained and are in good standing.

Petrex Mines, South Africa

South Africa - Economic and Political Environment

The National Party, which governed South Africa from 1948 until 1994, followed an apartheid policy which partitioned the country along ethnic lines. In 1994. apartheid was abolished and a democratic government was elected. Since South Africa’s transition to democracy, the country has enjoyed a period of relative political and social stability, although crime remains a serious problem.

The South African government promotes and encourages foreign investment. Foreign investors are treated substantially the same as domestic investors, being entitled to receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Although exchange controls were problematic for foreign investors in the past, these restrictions are gradually being abolished. Generally speaking, profits earned by a non-resident shareholder in a South African company can be freely remitted through an “authorized dealer” (bank) in South Africa. If the South African company concerned is more than 75% offshore held and has borrowings in South Africa, interest earned by a non-resident shareholder on loans by non-resident shareholders to its South African subsidiary may be remitted only if such remittance does not cause the South African company to be placed in an over-borrowed position (generally known as the “thin capitalization rule”).

Profits are ordinarily distributed by way of a declaration of a dividend to shareholders. Such dividend is tax free in the hands of the recipient, although the South African company declaring the dividend will be liable to pay so called “secondary tax on companies” (a form of a withholding tax) at the rate of 12.5% of the value of the dividend declared.

There is an exchange control system in place in South Africa which regulates dealings in foreign currency exchange and the transfer of funds into and out of South Africa; therefore, the Company is subject to certain exchange controls and restrictions in respect of its dealings with Petrex and its subsidiaries.

Recent legislation has created a changing business environment. Black empowerment, increased social responsibility, new regulations relating to employment opportunities for previously disadvantaged, and ownership of all mineral rights going back to the state are all current issues that are evolving rapidly.

New Mining Legislation

On October 10, 2002, the MPRDA was promulgated into law. The MPRDA was implemented on May 1, 2004 and provides for state custodianship of mineral resources and the government becoming the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights have five years to lodge their rights for conversion into new mining rights under the MPRDA. Old order mining rights will continue in force during the conversion period.

The MPRDA also calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) which sets out the framework, targets and timetable for increasing the participation of historically disadvantaged South Africans (“HDSA”) in the mining industry, and enhancing the benefits to HDSA from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003, the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the MPRDA. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on bettering conditions for HDSA and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 15% by April 30, 2009 and 26% by April 30, 2014. The Charter states that the transfer of the ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years.

The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “Royalty Bill”) to the public for comment. This document created a significant amount of controversy within the mining industry and regulatory agencies. As a result, the Royalty Bill has been withdrawn and is being re-drafted. In his February 18, 2004 budget speech, the South African Minister of Finance announced that the new royalties would not commence until 2009. A revised draft of the Royalty Bill is expected to be released sometime towards the middle of 2006. The Minister also indicated that finalization of the Royalty Bill would provide an opportunity to review the mining industry’s tax burden as a whole.

At present, the financial implications of these various pieces of new legislation cannot be assessed, therefore the Company is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at the Petrex Mines. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at the Petrex Mines. The Company will continue to monitor closely the progress of the MPRDA, the proposed Royalty Bill and other relevant legislation and assess their impact on current operations and future development at the Petrex Mines.

Environmental Regulation

The Constitution of the Republic of South Africa, adopted in 1996 after the change to a democratic government, enshrined environmental protection principles and imposed a duty upon the government to protect the environment. As a result, South Africa’s environmental legislation has been modernized with the passage of a number of legislative initiatives since 1997, including the National Water Act, the Environmental Conservation Act and the National Environmental Management Act. The basic premise under this environmental legislation is similar to that in the United States in terms of a user having “cradle-to-grave” liability for any environmental contamination as a result of its activities. Under the new co-operative governance policies, environmental regulations are guided and enforced by a number of governmental authorities and agencies including the DME, DWAF, the Department of Environmental Affairs and Tourism, the Department of Agriculture, as well as provincial and municipal groups. These new co-operative governance policies have resulted in delays in Petrex obtaining regulatory approval for such items as the water diversion project and the new water license for Grootvlei.

Acquisition of Petrex Mines

The Company acquired the Petrex Mines and related assets indirectly owned by Petrex pursuant to a business combination by way of a Plan of Arrangement between EAGC and 1518798 Ontario Inc. which completed on February 14, 2003. On completion of the Arrangement, the Company issued 62,854,305 Common Shares to the then EAGC shareholders in exchange for the same number of issued and outstanding shares of EAGC, assumed 25,361,750 EAGC share purchase warrants (exercisable to purchase the same number of Common Shares), and exchanged 1,250,000 stock options for the same number of Bema stock options. See “General Development of the Business – Three-Year History” for further details relating to the Petrex Mines acquisition.

Technical Report

Bema commissioned a technical report dated March 22, 2005 by Mr. William J. Crowl of Gustavson Associates, LLC (“Gustavson”) on the Petrex Mines (the “2005 Technical Report”). Mr. Crowl is a Qualified Person under National Instrument 43-101. The 2005 Technical Report has been filed and is available for review at www.sedar.com. The technical information in the following sections concerning the Petrex Mines is principally derived from the 2005 Technical Report. Information concerning mineral resource and reserve estimates has been internally updated by Bema to December 31, 2005 and this work has been audited and verified by Mr. Crowl.

Property, Description and Location

The Petrex Mines lie within the Archaean Witwatersrand basin, a host to the largest gold metallogenic province in the world. The properties are located in the East Rand Basin (the “ERB”) of the Witwatersrand basin. Of the nine major gold fields within the Witwatersrand basin, the ERB has historically been the largest producing gold field, having produced about 24% (9,511 tonnes or 306 million ounces) of the total Witwatersrand production over the past 114 years. The ERB is located approximately 40 kilometres east of Johannesburg, accessed via the national N12 and N17 highways.

The Petrex mining properties are easily accessible from the numerous roads, highways and railways that cross them. There is no process water source except from the underground basin. Power, potable water and other related infrastructure are easily obtained given the proximity to Johannesburg and other surrounding communities.

The climate is subtropical and dry, typical of the high veld in South Africa and it is very easy to work year round.

The Petrex mining properties consist of three main areas. Cons Modder is situated in the north of the ERB approximately 40 kilometres east of Johannesburg. The lease area of Cons Modder is 10,927 ha. Until January 2005, when open pit operations at Petrex were suspended, Cons Modder was host to all of the active open pit operations, and was the main exploration target area for additional open pit resources. There are three equipped underground shafts in the Cons Modder area, all actively producing.

Grootvlei is situated in the east central portion of the ERB near the town of Springs and borders on the eastern side of Cons Modder and the northern end of Nigel. This operation comprises the areas of Grootvlei (2,922 ha), Palmietkuilen (1,007 ha), East Daggafontein (915 ha) and Welgedacht (513 ha). Grootvlei consists of four producing shafts and a dedicated pumping shaft that is centrally situated to keep the water level in the ERB at the minus 737 m level by pumping 65 to 80 megalitres per day. Petrex’s processing plant, tailing facilities and main offices are also located on the Grootvlei property.

Nigel is located in the southern and south central portion of the ERB extending over an area of some 11,945 ha. There is currently only one operating shaft in this section. Nigel was host to a small open pit operation, now suspended, and has potential for future open pit resources.

Petrex also controls two other small prospecting areas, situated on the farms, Hexrivier and Roodepoort, which are not being actively mined and are not included in the ten-year plan. In March 2006, Petrex received prospecting permits for these areas and intends to conduct exploration programs on these areas during 2006. These properties are located approximately 70 kilometres south of the Grootvlei plant facilities.

History

The East Rand goldfield has, in the past, been one of the major gold producers of the Witwatersrand basin. Gold production commenced in 1888, when the Nigel gold mine came into operation, followed by Van Ryn Estates in 1892. The main period of production and development was during the 1940s and early 1950s. During the production history of the East Rand, there have been times of prosperity and depression. The difficult years were those after World War I and included the Miners Strike in 1922, the Great Depression and the low gold price of £4.10 per ounce in the latter part of the 1920s culminating in the abandonment of the gold standard by South Africa at the end of 1932, with an increase in price of 66% to £7.10 per ounce. Thereafter there was a short period of prosperity with the mines expanding their operations with the mining of secondary reefs such as the Kimberley Reef from 1931 onwards. The uranium boom in the late 1940s impacted positively on the East Rand in that the Kimberley Reef is a significant uranium host. Uranium oxide was extracted from the Vogelstruisbult and Daggafontein Mines.

The fortunes of the area began to decline because of the increasing costs and a fixed gold price of $35 (£12.10 per ounce), so that in the late 1950s and in the early 1960s the closure of mines and the abandonment of mines took place. In 1955, there were still 24 operating mines and 90 shafts, but the fixed gold price, reduction of ore resources and increasing working costs of the late 1950s and 1960s caused many of the mines to close down. The abolition of a fixed gold price in 1978 and the devaluation of the South African Rand thereafter, came too late to save many of the mines. In the late 1980s, abandoned claim areas were re-staked and some of the old workings reopened and revamped. Mines changed hands, new mining companies appeared and there was a resurgence of mining activity. In the 1990s flooding of the deeper Main Reef formation resulted in the major tonnage contributor shifting to the relatively shallow Kimberley Reef and Black Reef in the northern part of the basins.

The area was again rejuvenated in the 1980s through the amalgamation of different interconnecting operations. In an investigation conducted by the DME during the mid-eighties, it was conservatively estimated that exploitable ore resources at the time in the East Rand amounted to 92 million tonnes at an average in situ grade of 3.74 g/t. Renewed interest in the mine lease boundaries through amalgamation developed in 1986.

On June 9, 1997 and July 1, 1997, Grootvlei and Cons Modder respectively became wholly owned subsidiaries of Harmony Gold Mining Company Limited. Petmin, previously only owning Nigel, acquired these properties from Harmony on December 15, 1998.

Geology of the Witwatersrand Basin

Operations within the Witwatersrand Basin are mostly deep level underground mines exploiting gold bearing, gently to moderately dipping, tabular orebodies. The Witwatersrand Basin comprises argillaceous and arenaceous sedimentary rocks of up to 6 kilometres vertical thickness and situated within the Kaapvaal Craton. Extending laterally for some 300 kilometres east-northeast and 100 kilometres south-southeast these sedimentary rocks dip on average at shallow angles towards the centre of the basin, however locally the dip does vary. The basin crops out at its northern most extent, immediately south of Johannesburg, however further to the west, south and east it is overlain by up to 4 kilometres of variety of late Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin itself is late Archaean in age and the sedimentary rocks are considered to be of the order of 2,700 to 3,000 million years old.

Gold mineralization in the Witwatersrand Basin occurs within laterally extensive quartz pebble conglomerate horizons, termed reefs. These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin, namely the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and/or other primary controls on mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin, and decreases toward more distal areas. Complex patterns and interactions of syn-depositional faulting have resulted in variations in sediment thickness. Sub-vertical to over-folded reef structures is characteristic of basin margin features.

Numerous intrusives in the form of dykes and sills of diabasic or doleritic composition are present within the Witwatersrand Basin. These are associated with several different events, such as the extrusion of the late Archaean Ventersdorp Lavas and the overlying Mesozoic Karoo Volcanic Suite and the emplacement of the Proterozoic Bushveld and Pilanesburg igneous complexes to the north.

Reefs generally consist of varying amounts of quartzites and vein quartz and chert pebbles. Pyrite and kerogen are indicator minerals to the gold, which is up to 98% free in most cases. Gold concentration is not directly related to reef morphology. Silver mineralization occurs in the reefs, up to 12% of gold values in general.

Mineralized Reefs in the East Rand Basin

A large number of gold bearing conglomeratic reefs have been mined to a greater or lesser extent throughout the ERB. The conglomerates mined are from the youngest to the oldest: Black Reef, Kimberley Reef and South Reef, Next Aboves, Next Belows, and Main Reef Leader. In addition to the above reefs, other units like the Bird and Livingstone Conglomerates have been intersected from both the surface and underground drilling. In the northwestern corner of Cons Modder, several small pebble conglomerate Livingstone reefs have been mined, in addition to the so-called Next Aboves reefs which occur above the Main Reef.

Mining Operations – 2005 Production

During 2005, the Petrex Mines produced 147,126 ounces of gold at a total cash cost of $406 per ounce from 2,114,386 tonnes of ore milled at an average grade of 2.33 g/t. Overall gold recovery in the plant for 2005 was 92.8% . Total cash costs for Petrex was calculated including a gain of $40 per ounce of gold from the exercise of Rand denominated put options. The final Rand denominated put options were exercised in September 2005. Operating costs continue to remain high at Petrex as a result of the strength of the South African Rand as against the US dollar. Tonnages mined from underground were below budget for the year due to a change of mining contractor, and this shortfall was made up from surface dump material. The end result is that Petrex processed more tonnes, but at a lower grade. Approximately 60% of the ore feed to the plant was produced from underground operations and the remaining 40% was provided from low grade surface dumps.

Underground mine production was below forecast, primarily due to the loss of underground workers in the second quarter when Petrex switched mining contractors. Ore deliveries from underground were well under budget due to low manpower levels after the change of mining contractor. An unexpected number of workers took their severance packages and chose not to return to mining related jobs. The mine was understaffed by approximately 500 workers at one point, and overall turnover of the underground workforce was over 1,000 workers during the second quarter. Qualified replacements were much more difficult to find than anticipated.

A previous mining contractor struggled to achieve production goals at the shafts they were responsible for due to a lack of financial backing and corporate support and was replaced by a new contractor during the third quarter of 2005. The poor performance of the previous contractor resulted in low tonnages and gold losses during the second and third quarters. The change to a new mining contractor produced positive results and over 100,000 tonnes per month of underground ore were delivered to the plant during the second half of 2005, resulting in gold production of over 40,000 ounces for the fourth quarter of 2005.

Production in 2006 is projected at approximately 169,000 ounces of gold at a total cash cost of $440 per ounce. It is anticipated that this will be accomplished from milling 1.4 million tonnes of underground ore, and 0.72 million tonnes of surface dump material at a projected combined average grade of 2.62 grams per tonne. The plant recovery for 2006 is projected at approximately 92%. Production during the first two months of 2006 was below budget due primarily to flooding at #9 Shaft and West Pit underground mine caused by heavy rains, and a four-day illegal work stoppage in February. These factors are included in the 2006 projections.

The valuation of the Company’s investment in the Petrex Mines is highly sensitive to assumptions regarding the Rand/US dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a Rand/US dollar exchange rate of 6.7, 7.0, 7.5 and 8.0 for 2005, 2006, 2007 and 2008, respectively and 8.3 for all subsequent years, management determined that the value of the Petrex Mines was not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit, management concluded that the goodwill was impaired. As a result, as at December 31, 2004, the Company wrote off the carrying value of the $27.3 million of goodwill associated with the Petrex Mines acquisition.

At December 31, 2005, mine impairment analyses were performed based on management’s assumption of a long-term gold price of $450 per ounce and a Rand/US dollar exchange rate of 6.36 for 2006, declining steadily to 8.41 by 2014 and 8.52 for all subsequent years. Based on these assumptions, no impairment was identified.

The Company is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area, and through Black Empowerment investment.

The conclusions reached in Bema’s economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances at the Petrex Mines. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Processing Facilities

The centrally located Grootvlei metallurgical plant processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. During commissioning, it was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed that production problems such as not being able to achieve the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this plant expansion and determined that significant design modifications were required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company has completed the process modifications which were required throughout the plant to utilize the full capacity of the mills and other equipment that was installed by Petmin, and to resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues.

The results of these changes have been positive, and the plant capacity was increased to a sustainable level in excess of 185,000 tonnes per month while achieving a gold recovery of over 90%. During the construction and commissioning period, production rates ramped up from previous levels of approximately 145,000 tonnes per month and exceeded the target rate of 185,000 tonnes per month for the first time in September 2003. Gold recovery continued to improve throughout the construction and commissioning period, and exceeded the target level of 90% in December 2003 and for all of the first quarter of 2004. Recoveries declined during the second quarter of 2004 due to high copper concentrations found in some of the West Pit #3 ore. Recoveries exceeded 92% in the third quarter and exceeded 95% during the fourth quarter of 2004.

The plant continued to perform well during 2005, processing over 2.1 million tonnes and obtaining a gold recovery of 92.8% . Additional capacity was available in the plant, but throughput was limited by the amount of available ore feed from the underground operations.

Permitting / Environmental

The Grootvlei Mine’s three-year term water discharge license expired during September 2005. Grootvlei submitted the application for the renewal of the discharge license within the required time frame, but the delay in issuing the license is due to the lengthy administrative process that DWAF is required to follow. DWAF issued a draft license for comment to Grootvlei during October 2005 and indicated that mine dewatering can continue under the same conditions as the expired license until such time as the license is renewed. It is expected that the new license will be valid until 2012. Grootvlei proposed in the application to renew the discharge license that focus be placed on reducing the volume of water discharged from the mine during the remainder of its operational phase. DWAF has supported this proposal. The Grootvlei proposal includes achievable milestones to gradually reduce the volume of water discharged.

To achieve this, Grootvlei commenced with the construction of a river diversion channel in the upper parts of the Blesbokspruit catchment during August 2005. Surface rehabilitation during this project is the first of six alternative surface ingress projects identified and approved by the regulators during 2003/2004. The Environmental Impact Assessment for the water ingress prevention projects was approved in August 2004. The water use license for the initial river diversion was approved only during July 2005. The project involves the diversion of a portion of the Blesbokspruit past shallow historical undermining and is expected to reduce the volume of water pumped, treated and discharged by Petrex at #3 shaft by approximately 13%. Monitoring of underground flow volumes and groundwater levels downstream of the project suggests that a reduction of between 4% and 7% of the volume of water pumped at #3 shaft was already noticeable during January 2006. The first phase of the project will be completed by mid-2006. The cost of this initial surface water ingress project, based on 2004 rates, was estimated at ZAR 3.0 million ($470,000). Due to delays in DWAF issuing of the water use license, the project had to be re-tendered during 2005, at escalated costs. The project was awarded at a cost of ZAR8 million ($1.27 million). The DME is in the process of reducing surface water ingress over the entire Witwatersrand Gold Basin. Due to the synergies between the objectives of the DME and Grootvlei projects, Grootvlei made a successful request for financial assistance of ZAR 2.8 million ($443,000) to Government for this project. It is estimated that mine dewatering volumes can be reduced by as much as 40% after rehabilitation at all six of the approved water ingress prevention projects have been completed. By identifying more effective ways of minimizing surface water ingress to the mines, the 2005/2006 budget for reducing ingress areas of ZAR 6 million ($950,000), is substantially less than the original estimate for the cost of the water diversion canal originally proposed, being ZAR 39 million ($6.2 million).

The second objective of mine water management at Grootvlei is to implement sustainable, but equitable mine water treatment strategies that could be sustained post mine closure. The feasibility study for a ten megalitre per day water treatment facility that was submitted at the end of August 2003 to DWAF indicated that full desalination, at a cost of ZAR 70 to 90 million ($11.1 million to 14.2 million) is required to meet the in-stream water quality objectives of the Blesbokspruit. An additional major finding of the study is that it has been clearly established that discharges from other industries in the catchment are impacting Petrex’s water treatment costs. Underground water quality and flow volume monitoring was used to negotiate the extent of mine water treatment required by Grootvlei with the regulators. Grootvlei obtained written exemption from DWAF to remove only the salts that are added through mining activities during 2004. Salts that are added during mining can be removed with partial desalination techniques. An agreement was signed with a local service provider to construct, operate and manage a 10 Ml/d partial desalination plant. Mine water will be treated using biological sulphate removal (“BioSURE” process). The implementation of partial desalination will result in significant cost savings in the long term. The capital for the new mine water treatment plant is ZAR 15 million ($2.37 million). Grootvlei commenced with the construction of the BioSURE plant in April 2005. Construction of the BioSURE plant consists of new facilities combined with existing reactors and pipelines at a nearby wastewater treatment works was refurbished to meet the requirements of the treatment process. Delays were encountered during the civil works contract and construction of the plant could only be completed by January 2006. DWAF was notified of this delay and did not impose any penalties. The BioSURE plant is in the process of being ramped-up and full treatment capacity is anticipated by June 2006.

It is currently planned that no further mine water treatment, other than the 10 ML/d BioSURE plant, be implemented in the catchment before an integrated catchment wide water treatment strategy is developed to which all stakeholders participate and contribute equitably to. Due to the fact that the quality and volume of mine water pumped from Grootvlei is affected by upstream discharges, Grootvlei has approached the regulators with the intent to incorporate a basin-wide solution to the water treatment issue. This proposal was accepted and is reflected in the conditions of the draft discharge license issued by DWAF in October 2005. Grootvlei has the option to build an additional BioSURE treatment plant in 2010, once the integrated treatment strategy has been developed. DWAF will be the lead agency in developing the integrated treatment strategy. With DWAF as the lead agency, it has the authority to require the involvement of all stakeholders potentially affected by this integrated treatment strategy. This includes mining, agricultural, various municipalities, other private industry and a number of other regulatory agencies.

Petrex developed a strategy to treat the total volume of water discharged from the mines during 2005 and submitted the plan on September 1, 2005 to DWAF, according to the conditions of the old license. The objective of this strategy is to develop a sustainable, but equitable project aimed at obtaining walk-away mine closure. Grootvlei, in cooperation with third party agencies and contractors has collected data that demonstrates the majority of the salts in the mine water originate from sources outside of Petrex’s gold mining activities. Surface sources such as industrial discharges, tailings dams and defunct coal mines have been identified as areas that impact on the quality and volume of underground water in the mining basin. With this information, Grootvlei demonstrated to the regulators that current and previous owners of the sources of pollution to underground mine water must be held accountable and contribute proportionally to the cost of water treatment in the catchment in the long-term. The DME has subsequently commissioned a study to identify and quantify the sources of pollution in the mining basin in order to apportion the contribution to water management and treatment in the catchment. The results from this study are anticipated by mid-2007. The regulators have further supported Grootvlei’s proposal that a committee be formed by March 2006 to which all stakeholders participate to develop the proposed strategy to treat the total volume of water in the catchment. DWAF has been appointed to facilitate this committee which is critical to the success of the project due to the number of and diversity of the stakeholders involved in this project.

Reclamation Liability

Petrex has currently on deposit and in trust approximately ZAR 15.6 million ($2.5 million) to be used for reclamation and closure costs. A best estimate (provided by Petrex personnel) for the total cost of reclamation and water treatment is approximately ZAR 130 million ($20.6 million). This amount includes provisions for work to be completed on slimes dams 1, 2 and 3, estimates to finish reclamation at the pits, rehabilitation of all surface facilities and all costs associated with water treatment. Petrex is currently in discussions with Zimbiwa Resources (Pty) Limited (“Zimbiwa”) for an option to mine dolomite in the West Pit #1 area, and is assisting Zimbiwa in obtaining a mining licence for that purpose. If Zimbiwa exercises this option to resume open pit mining on one or more of the existing open pit areas, the Petrex reclamation liabilities for these pits would be significantly reduced as Zimbiwa would assume a significant amount of the reclamation responsibility for West Pit #1.

The total amount of money needed to complete reclamation will be offset by the recovery of gold during clean up and sale of assets, but these estimates have not been included by the Company. This results in a reclamation liability as at December 31 2005 of ZAR 114.4 million ($18.1 million), which is the net of the liabilities of ZAR 130 million ($20.6 million) and the current fund of ZAR 15.6 million ($2.5 million).

Further provisions for the reclamation liability are made based on a one Rand per tonne for material mined and a one Rand per tonne for material milled over the remaining 12 year mine life. The total provision as at December 31, 2005 plus the provision for the 12 year mine life will amount to ZAR 131 million ($20.7 million) for mine closure, rehabilitation, and water treatment, an amount slightly higher than the current ZAR 114.4 million ($18.1 million) estimate at year end 2005.

It is possible that the cost of the tailing (slimes) dam reclamation could be significantly higher per hectare and that the total amount needed to close all facilities could be as much as ZAR 20 million ($3.2 million) higher than currently estimated. Petrex has compiled a detailed surveyed inventory of all its areas of responsibility, including volumes and location of scrap material, location, size and state of each building and mine road, extent of soil contamination and levels of radioactivity. This survey was completed during 2005. Information obtained from the survey, the requirements of the Petrex water license, an updated status of open pit operations, as well as recommendations from the most recent environmental audit will be used to update Petrex’s environmental liabilities and the status of the associated Rehabilitation Trust Fund by the end of 2006. Adding this amount to the above estimate results in total rehabilitation costs of ZAR 134.4 ($21.3 million), which is slightly higher than the total calculated provision of ZAR 131 million ($20.7 million). The Company is confident that this slight shortfall of approximately $600,000 will be more than offset by funds from the sale of assets and gold recovered during final clean-up.

Petrex has included ZAR 8.5 million ($1.35 million) in the 2006 budget for a project to divert the Blesbokspruit to prevent water ingress into the underground workings. This amount has been included in the total estimated rehabilitation liabilities discussed above. This project is underway and is already having positive effects on reducing water ingress.

Recent Exploration

Following the acquisition of Petrex, substantial funds were made available for surface exploration work for increasing short term resources. During 2003, a total of 302 surface exploration boreholes were drilled for 18,300 metres, and in 2004 a further 318 boreholes were drilled for 32,720 metres reflecting a focus more on deeper level drilling, particularly at the extension of the West Pit #1 Black Reef orebody beyond the final economic highwall. The results around West Pit 1 indicate potential to expand West Pit #1.

A budget of $2.2 million for exploration was approved for surface and underground exploration in 2005.

During 2005, a total of 12,974 metres of surface diamond drilling was completed in 72 holes on the mining lease area of the Petrex Mine. In addition, 111 metres of underground drilling and 43 metres of on-reef underground development was completed during the year. The exploration program was shut down in August of 2005 as part of a cost savings exercise. Total exploration expenditures for 2005 were $1.2 million.

Surface exploration on the Petrex property in 2005 focused on five areas that were drill tested from surface. These included:

1.

New State Areas: six diamond drill holes were completed for 3,892 metres to examine reef potential around North Shaft for UK3 and Kimberley Reefs. Drilling confirmed the presence of UK9C Reef but the virtual absence of Kimberley Reef in the target area. Assay results were low grade.

2.

West Pit 3/4: 35 holes were completed for 3,019 metres to test for high-grade Black Reef Basal in-feeder channels. West Pit 3/4 drilling identified high grade Black Reef Basal material to the southeast of the present limit of mining in the area. Resources from this area have been incorporated into the #9 shaft resource estimate for the reporting period December 31, 2005.

3.

Snake Road: 24 holes for 1,536 metres were completed in 2005 to test the down dip and strike extension of the un-mined section of Buckshot Reef. The Snake Road drilling demonstrated unmined portions of Buckshot Reef but also revealed extreme grade variations. The Snake Road resource was removed from the December 31, 2005 resource estimate.

4.

4 Shaft H36-H40, 6 Shaft N17N: five holes for 2,828 metres were completed in 2005 to examine the up-dip extension of known high grade Kimberley Reef at Grootvlei 4 Shaft. Drilling confirmed the presence of high-grade Kimberley Reef approximately 350 metres ahead of current mining. The 6 Shaft N17N drilling also confirmed the presence of Kimberley Reef above present economic cut-off grades some 300 metres ahead of current mining.

5.

1 Shaft K12S Drive: Two holes were completed for a total of 1,518 metres. The two holes examined the up-dip extension of high-grade Kimberley reef shoot at Grootvlei 1 Shaft. K12S drilling in 2005 demonstrated the presence of Kimberley Reef some 500 metres ahead of historic mining.

No additional surface exploration is planned for 2006.

Underground Drilling and Exploration Development

A minor amount of underground drilling and development was completed in 2005.

1.	1 and 9 Shafts: Three (3) underground up-dip holes were completed for 111 metres to test reef potential in the hanging wall of Kimberley reefs.

2.	1 Shaft K4S Drive: 43 metres of on reef development was completed to examine shoot extensions into a previously undeveloped area of Kimberley reef.

Drilling from surface in 2005 helped demonstrate that mineralized reef does exist 300 – 500 metres ahead of existing development in the 4 (H40 area) and 1 (K12S) shaft areas. The 2005 drilling provided confidence that reef continuity exists well beyond the existing defined mineral resource.

Mineral Reserve and Resource Estimate

The December 31, 2005 mineral resources and mineral reserves for Petrex, reported herein, are not derived from the 2005 Technical Report and were estimated by Petrex staff under the direction of Mr. Brian Scott, Bema’s Chief Geologist, a “Qualified Person” as defined under National Instrument 43-101. Industry standard techniques were employed throughout the estimation process, augmented by the use of electronic spreadsheets, mine planning packages where appropriate, and hands-on verification and manipulation of historic data. The discussion of estimation methodology is derived from the 2005 Technical Report and applies equally to the December 31, 2005 estimate. William Crowl, Vice President, Mining Sector of Gustavson, visited the Petrex site during January 2005 with Mr. Scott. Mr. Crowl is the Qualified Person for the mineral reserve estimation.

Underground Mineral Resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Underground Resource Estimation Procedures

Historically, resource estimation in the ERB has been completed by manual methods that are still in use at Petrex operations. Polygonal estimation methods on level plan maps are used for the underground resource estimation. The Petrex property covers 311 square kilometres and Petrex owns hard copy information from underground mining completed by numerous mining operations in the past. Data used to estimate underground resources are derived from underground plan maps that depict stoped areas and resource blocks outlined by Petrex personnel and by previous companies. These plan maps help define the geologic model based on the geometry of the mineralized reef channels and are used to help outline the boundaries of the mineralization. Assay plan maps that display individual gold values from underground sampling are used to estimate grade within resource blocks. In a highly channelized and braided stream profile, common to the East Rand, resources can be extended out much further from known values in the direction of the payshoot if the confidence is there to do so. This confidence is based on empirical mining evidence that shows grade and geologic model continuity can exist along strike lengths of 10 to 15 kilometres and across strike up to 1,500 m. Geological boundaries are still adhered to when over-bank facies or channel edges are expected, or for other geologic reasons such as faults and/or dykes. The lateral width of resource polygons is variable. The width varies based on the known geometry of the mineralized channels, reef facies variation within the reef and grade of the reefs defined by underground sampling and stoping. This method for blocking was derived out of necessity and dictated essentially by the variation in the orebody, and was found to be the most reliable method.

Underground Data Base Development and Validation

Database development at the Petrex operations is an ongoing exercise of data capture and block validation. Resource blocks are outlined in real time as the year progresses. Access into an area allows validation of a pre-existing block and mining advance allows more resources to be generated. Assay data from the lab is hand-entered onto maps and into a database.

Throughout the year, resource blocks may be added, deleted or changed if the block has not been mined. These changes form the basis of the new resource estimate at year end. The original resource block database, however, is not altered.

Brian Scott, P. Geo. and a Qualified Person under National Instrument 43-101 reviewed the database and block outlines on level plans during a site visit in January 2005 and concluded that the database was suitable for resource estimation for the period ending December 31, 2005.

Underground Geologic Modeling

All assay point data from active mining or on reef underground development work is drafted onto geologic level plans. For each sampling point, the channel width, stope width and gold grade is recorded. A portion of the face sample assay database at selected shafts has not yet been located or captured digitally. The fact that the property has an immense history of mining and different data capture formats has made the task of data compilation difficult and an ongoing exercise. Pre-existing resource blocks with grade values do exist within the resource database but these are coded as such and an effort is made to verify and validate these blocks on a constant basis. Values greater than the local shaft cut-off grade are contoured to define the orientation of the mineralized reef (payshoot). Individual face samples are averaged into one composite value that represents the weighted average grade and thickness for that specific stope face. These weighted average values are called “stretch” values.

All resource blocks are outlined and measured on either 1:200 assay tracings or 1:1000 plans. All resource blocks are outlined and measured on either 1:200 assay tracings or 1:1000 plans. These blocks are digitized using MicroStation software. The block capture database was 90% complete at the end of 2005 allowing the Petrex staff on site to review the resource and reserve blocks by resource code, grade or any other block code that is assigned.

Underground Resources - Grade Estimation Methodology

Individual gold assays from sampling underground are composited to create a single “face composite” known as a “stretch value”. This face composite is typically made up of 7 to 9 samples that are spaced 2 to 3 m apart. This face composite represents the grade and thickness of the mineralized reef that is being modeled. This face composite is further composited with other contiguous face composites to create a single composite that is the weighted average gold grade and reef thickness for that mineralized channel. The number of face composites that are weighted together are at the discretion of the qualified person that is defining the polygonal resources for that shaft area. Face advance during mining is on the order of 0.7 to 0.8 m per blast round or 12 to 15 m per month of advance. A stope composite may be calculated that encompasses 100 to 250 m of strike length of a previously mined reef channel. The stope composite grade and reef thickness value is assigned equally to measured, indicated and inferred mineral resource blocks.

Underground Resource Classification Methodology

Measured Mineral Resources: Measured mineral resources are blocked out 25 m in the direction of the mineralized channel. This may be modified in isolated cases depending on geological continuity and additional information such as underground stoping or on-reef development that confirms the existence and direction of the interpreted mineralized reef channel. Each exception can be substantiated by the qualified geologist who outlined the block.

Indicated Mineral Resources: Indicated mineral resource blocks are established a further 50 m beyond a measured block, in the direction of the interpreted payshoot. These blocks are typically established in an area that has active mining or accessible for sampling verification. Some indicated blocks are based on original assay tracings of the historic areas. New assay data would have to confirm the existence of the measured blocks before the indicated component was added.

Inferred Mineral Resources: Inferred mineral resources are extended up to 250 m beyond the boundary of an indicated block in the interpreted direction of the payshoot when using underground assay and stope data to interpret the direction of the mineralized reef. Inferred mineral resource polygons are also established based on surface and underground drill hole intercepts. These polygons are generated using a 175 metre radius to define the inferred mineral resource.

Open Pit Resources

Open Pit Resource Methodology

Data used in the generation of the open pit block models consist of a combination of drill hole data, underground channel sample results and historical data. The total sample database for the open pit targets includes drill hole data, underground stope samples and in pit sampling information. The bulk of the data is from drill holes and quantity of data varies for each of the two principal reefs – the Black Reef and the MK2 Puddingstone. The database has been examined by Qualified Persons in South Africa and checked by Qualified Persons in Vancouver. Brian Scott, Bema’s Chief Geologist, is the Qualified Person for the mineral resource estimate. The database is considered valid and can be used to estimate mineral resources.

The mineralized reefs targeted for open pit exploration and development are predominantly shallow dipping horizons that are well understood by the Petrex geologic staff with respect to position within the host stratigraphy. Geologic models for West Pit 1, West Pit 3 and MK were developed by tagging the database using drill log information and reef types and compositing grade within each reef type over a 50 to 100 cm interval. Three-dimensional models of each of the reefs were generated from the drill hole data by creating wire frame models of reef and stope intersections on cross section generating a solid model. The solid geologic models were filled with blocks having dimensions of 20 m x 10 m x 2 m in the X, Y and Z directions. Variograms were generated where the number of drill holes was sufficient to help establish directional anisotropy for the search ellipse during grade estimation. A spherical search was used where anisotropy could not be established. Inverse distance and ordinary kriging were used to estimate grade within the block models.

All open pit resources have been classified as inferred as of December 31, 2005 due to the cessation of open pit mining in late 2004. Inferred resources do not, demonstrate a reasonable likelihood of economic viability.

Underground and Open Pit Resource Estimate as of December 31, 2005

Bema estimates that the underground and open pit mineral resources as of December 31, 2005 are as follows:

Petrex Mineral Resources(1)(2)(3)

Resource		Grade	Contained Gold	Contained Gold
Category	Tonnes	g/t Gold	Kgs	Ounces

Measured	26,935,876	3.66	98,619	3,170,674
Indicated	1,891,453	4.27	8,079	259,754
Measured +
Indicated	28,827,329	3.70	106,698	3,430,427
Inferred Underground	13,887,151	4.04	56,088	1,803,256
Inferred Open Pit	2,152,908	2.54	5,459	175,518
Total Inferred	16,040,059	3.84	61,547	1,978,774

(1)	Mineral resources for underground are reported above a 2.0 g/t gold cut-off grade.
(2)	Mineral resources for open pit inferred resources are reported above a 1.0 g/t gold cut-off grade.
(3)

Mineral resource estimates for Petrex were prepared under the supervision of or were reviewed by, Brian Scott, P.Geo., Chief Geologist for Bema and Qualified Person as defined by National Instrument 43-101.

(4)

Mineral resources are exclusive of reserves and are subject to mine planning, mining dilution and recovery losses to be converted into mineral reserves. Contained metal estimates are subject to mining dilution and process recovery losses.

Mineral resources do not demonstrate economic viability.

Resource Estimate Changes from December 31, 2004

The December 31, 2005 measured plus indicated mineral resource estimate reports 3.43 million contained ounces of gold. This is a 3.6% increase from the December 31, 2004 measured plus indicated mineral resource that reported 3.31 million contained ounces of gold. The 3.6% increase in contained metal is the result of normal resource blocking year-end protocols that shows a modest improvement in tonnage at a slightly lower overall gold grade compared to the December 31, 2004 mineral resource estimate.

The December 31, 2005 inferred mineral resource estimate reports a 1.98 million ounce resource compared to the December 31, 2004 inferred mineral resource of 2.02 million ounces. This is a 1.7% reduction in tonnage and a 0.6% drop in gold grade compared to December 31, 2004. December 31, 2004 and December 31, 2005 mineral resource estimates are reported above a 2.0 g/t gold cut-off grade for underground resources and 1.0 g/t gold cut-off grade for open pit inferred mineral resources.

The open pit resource estimates reported for the MK, WP-1 and WP-3 areas as of December 31, 2005 remain the same as at December 31, 2004. The resources are reported above a cut-off grade of 1.0 g/t gold. No exploration or mining was conducted in these areas so the resources remain the same.

Infill drilling in 2005 on the Snake Road area showed extreme grade variability on the Buckshot Reef horizon. The resource was removed for the December 31, 2005 reporting period. This resulted in a loss of 24,000 ounces of contained gold from the open pit inferred resource statement as of December 31, 2005 compared to the reporting period December 31, 2004.

Resource Methodology Conclusions

The exploration techniques and database used to estimate the underground and open pit resources estimated for the period ending December 31, 2005 are considered to be valid and well suited for resource modeling and grade estimation of this deposit type.

Mineral resources which are not converted to mineral reserves do not have demonstrated economic viability.

Underground Mineral Reserves

The Petrex staff has completed the mineral resource blocking and compiled the mineral reserve methodology statement.

Gustavson has reviewed the work completed in resource blocking and in the compilation of the mineral reserve statements and found them to have been carried out to industry standards.

Reserve Methodology

Information is gathered from mining activities to verify accessibility and extractability as well as the equipment required to mine particular areas (also an ongoing process to establish mining from old areas and remnant blocks therefore increasing potential ore reserves).

A working cost is calculated for each shaft to obtain separate shaft pay limits (cut-off grades).

Each shaft has a specific pay limit applied to its block listing (as well as other parameters) and blocks are then converted from resource to reserve by applying dilution and ore loss factors to the blocks that meet the conditions set out below for each of the reserve classes.

Reserve Block Selection Criteria

Blocks with the following parameters are selected to estimate the underground mineral reserves:

Proven blocks:

(a)	Above the individual shaft pay limit as calculated by the mining/financial department;
(b)	Immediately available;
(c)	Verified;
(d)	Non pillar blocks (as per the above availability classification); and
(e)	Only measured blocks meeting the above criteria are flagged as proven blocks

Probable blocks:

(a)	Above the individual shaft paylimit;
(b)	Available;
(c)	Verified;
(d)	Non pillar blocks (as per the above availability classification); and
(e)	Both measured and indicated blocks meeting the above criteria are flagged as probable blocks.

Shaft Pay Limits

Shaft pay limits are estimated each year for the mineral reserve estimation effort. Petrex, in conjunction with Bema, has simplified the calculation of the shaft pay limits. The pay limits for the individual shafts at the Petrex 2006 Model Rand gold price of ZAR 98.38/g Au (US$450/oz Au) at an exchange rate of ZAR 6.80/US$ are shown in the table below. The average pay limits for the primary lease areas are shown in the table below:

Pay Limit by Shaft

		December 31, 2004	December 31, 2005
Shaft		Pay Limiting/t @ ZAR 96.45/g	Pay Limiting/t @ ZAR 98.38/g
CC	14#	3.19	2.68
CB	9#	3.84	3.79
GA	1#	4.59	3.91
GD	4#	3.83	4.14
GF	6#	3.89	4.40
GH	8#	3.30	3.91
NM	MV2#	3.06	3.14
CW	West u/g	3.67	4.57

Note: The ZAR 96.45/g pay limits used in December 31, 2004 mineral reserve estimation

Note: The ZAR 98.38/g pay limits used in December 31, 2005 mineral reserve estimation

The shaft pay limits (cut-off grades) are based on the interrelationships between several factors. These factors are shown in the following table as an example calculation worksheet of the pay limit for Marievale 2# shaft (table below). The following are the factors considered in establishing the pay limits:

  Historical operating costs, by shaft;
  Stope tonnes against which the operating costs were incurred;
  Gold price in ZAR/g;
  Shaft Call Factor (S.C.F.);
  Plant Sampling Factor (P.S.F.);
  Plant Recovery Factor (P.R.F.); and
  Recovery Factor (REC FAC).

Sample Pay Limit (Cut-Off Grade) Worksheet

	December 31, 2004	December 31, 2005
MV2#	Cost / t	Cost / ton
Electricity & water	ZAR 4.92	ZAR 5.89
Services (Comp & substations)	ZAR 5.23	ZAR 5.21
Survey, sampling geology	ZAR 12.58	ZAR 21.13
Repairs	ZAR 6.98	ZAR 12.87
Treatment met plant	ZAR 42.06	ZAR 40.76
Rehab	ZAR 1.03	ZAR 1.00
Contractor stoping	ZAR 148.64	ZAR 131.12
Contractor dev	ZAR 10.68	ZAR 7.98
Total cost / ton	ZAR 232.12	ZAR 225.96
Stoping cost / ton	ZAR 221.44	ZAR 217.98

Stoping tons	221,799	251,312
Stoping cost	ZAR 49,115,171	ZAR 54,780,990
ZAR/g	ZAR 96.45	ZAR 98.38
Shaft Call Factor (SCF)[1]	88.0%	77.9%
Plant Sampling Factor (PSF)[2]	95.1%	100.0%
Plant Recovery Factor (PRF)[3]	94.0%	94.0%
Recovery Factor = (SCF x PRF x PSF)[4]	78.7%	73.2%

Recovered grade (stope)	2.41 g/t	2.30 g/t

	December 31, 2004	December 31, 2005
MV2#	Cost / t	Cost / ton
Apply Recovery Factor	78.7%	78.2%
Face Cut –off grade (g/t)[5]	3.05 g/t	3.14 g/t

(1)

Shaft Call Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and the kilograms of gold expected from the muck mined from a particular stope and shaft.

(2)	Plant Sampling Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and then calculated mill head grade.
(3)

Plant Recovery Factor: Metallurgical recovery from all broken ore fed to the plant, set at 94% for the 2005 reserve estimation effort. The 94% is based on actual results achieved in 2004. For the 2005 reserve estimate, the same 94% was used. The actual plant recovery was 92.8% for 2005.

(4)	Recovery Factor: The product of the Shaft Call Factor, the Plant Sampling Factor and the Plant Recovery Factor, or in the above examples, 88% x 95.1% x 94% = 78.7%.
(5)	Face Cut-off Grade: The total cost per tonne is divided by the ZAR/kg gold price, divided by the Recovery factor to yield the Shaft Pay Limit or Cut-off Grade.

Gustavson has reviewed the entire process of deriving the Shaft Pay Limits in detail for the reserve estimation period ending December 31, 2005 and has confirmed that the methodology employed by Petrex yields a value that can be used for converting the Petrex underground mineral resources to mineral reserves. Historically (prior to the formation of Petrex), the factors used to establish the cut-off grade overlapped, yielding shaft pay limits less defensible than today’s. Petrex has simplified the process and the result is a more robust, defensible methodology.

Grade control and reconciliation practices at Petrex follow similar procedures to those applied elsewhere in the Witwatersrand Basin. The practices necessitate somewhat more complex gold allocation procedures due to the multitude of sources treated at the Grootvlei Plant. In this instance metal accounting is based on typical measurements for Gold Accounted For (“GAF”) including thickener underflows, bullion produced and plant residue with allocations and reconciliation incorporating various adjustments including but not limited to, underground survey, truck transportation samples, delivered basis to RoM pad/apron and bottle roll leach tests of apron samples.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. This warrants further investigation which may result in a portion thereof being upgraded to Mineral Resource status and potentially Mineral Reserves.

Sweepings and Vampings

Sweepings are the fines remaining in the stopes after mining. They typically contain an enriched grade of gold versus the stope grades. This enrichment is related to the gold being preferentially concentrated in the matrix of the reef conglomerates. Generally a stope is thoroughly cleaned of over-sized muck, leaving some of the fines behind. It is typical for these fines to be swept (literally) into the gullies where they should be recovered, eventually. The act of recovering the sweepings is known as vamping. Often, vamping is not done, even though a profitable effort for Petrex, because the mining contractor is paid by the square metre mined in the stope, and vamping is not “productive” to him.

Gustavson discussed the issue with Petrex and observed the practice underground. Petrex is considering alternatives that may increase the amount of sweepings and subsequent vampings. No gold produced from vamping is included in the reserve statement, even though it is definitely an asset to be considered for recovery at some point. Often a reduction seen in the Shaft Call Factor is related to poor sweepings and vampings performance. At Shaft #9 the poor shaft call factor of 58.3% in 2005 is forecast in 2006 to be 74.7% . The discrepancy can partially be attributed to coarse gold in the active stopes. The reasons for increasing the shaft call factor in 2006 were listed as follows:

  Planned improvement of blasting techniques to reduce extreme fragmentation of reef;

  Planned improvement of sweeping recoveries by implementing a vacuum system;

  Planned improvement of material handling by April 2006 when they will be scraping down-dip instead of up-dip. This will also result in shorter material handling of the muck;

  Improve black reef basal mining, thicker reef, less dilution;

  Improve security;

  Implement gravity recovery circuit underground by mid-year to capture coarse gold.

The Petrex underground mineral reserves as at December 31, 2005 are as follows:

Petrex Underground Mineral Reserve Estimate (December 31, 2005)(1)(2)(3)

Reserve		Grade	Contained Gold	Contained Gold
Category	Tonnes	g/t Gold	Kgs	Ounces

Proven	2,457,851	3.83	9,421	302,886

Probable	3,269,741	3.65	11,945	384,040

Total Proven & Probable	5,727,592	3.73	21,366	686,926

(1)	Mineral Reserves are exclusive of mineral resources.
(2)	Calculated using a Rand / gram gold rate of 98.38
(3)

Mineral reserves were prepared by Petrex Technical Staff and were reviewed by an independent “qualified person”, Mr. William Crowl of Gustavson. Gustavson is unaware of any environmental, permitting, legal, title, taxation, socio- economic, marketing, or political issues that might materially affect the above mineral reserves and resources. Changes in the assumed Rand/US Dollar exchange rates and the gold prices used by Petrex to estimate the mineral reserves may affect the economics of extracting the reserves as planned.

(4)	Contained gold estimate remains subject to process recovery losses.

A sensitivity analysis was done to examine the affect of increased and decreased Rand/ gram gold (ZAR/g) rates and their effect on cut-off grades per shaft and the overall affect on contained ounces of reserves. Five different rates were examined. A rate of ZAR 98.38/g was used as a central reference rate as this is the rate used for reporting the December 31, 2005 reserves. Two higher and two lower rates were examined (83.6, 93.5, 98.38, 103.3 & ZAR 113.1/g) that looked at a 5% and 15% positive and negative increase in ZAR/g rates relative to the central base rate of ZAR 98.38/g. Measured and indicated blocks were tabulated at the different cut-off grades that result from these rate changes. These blocks would form the basis of the block listing that would be converted from resource to reserve. The tabulation of the contained ounces within these blocks shows that total contained ounces varies on the order of 3% with a 5% increase or decrease in ZAR/g and -17% to +9% with a 15% change in the ZAR/g rate from the base rate of ZAR 98.38/g.

Reconciliation of Mineral Reserves

Mineral reserves at the Petrex operations are updated annually based on additions and depletions resulting from production, new geologic information and changes in interpretation and changes with operating parameters and metal prices.

The December 31, 2005 mineral reserve tonnage is 4.4% lower than the December 31, 2004 tonnage and contained gold is 19.4% lower than the December 31, 2004 mineral reserve. This difference can largely be explained by depletion of the December 31, 2004 mineral reserve by mining in 2005 combined with no program for reserve replacement at Petrex during 2005. The December 31, 2005 mineral reserve also applied a series of more conservative shaft call factors than 2004 which also reduced the contained metal in the mineral reserve.

A comparison of contained ounces of gold between December 31, 2004 and December 31, 2005 after depletion from mining in 2005 shows a net change of 5.3% less contained ounces as of December 31, 2005.

Reconciliation of Mineral Reserves at Petrex

	Tonnes	Grade (g/t Gold)	Contained Gold (oz)

December 31,2004	5,991,530	4.42	851,992

Gold Production 2005	1,141,214	3.44	126,217

Difference	4,859,316	4.65	725,682

December 31, 2005	5,727,592	3.73	686,865

Mining Operations

Underground mining operations of Petrex are undertaken by a mining contractor who is remunerated on a Rand per kilogram basis for 85% of the contained gold delivered to the mill. The Rand per kilogram rate varies for each shaft depending on the specific mining conditions, transport distance to the mill and other factors. The remuneration covers the cost of labour, stores and certain equipment used in day-to-day operations. Underground development for prospecting and servicing of new blocks of ground are remunerated on a Rand per metre of development completed. Major items such as shaft maintenance, compressed air, electrical power and water are paid for by Petrex outside of the mining contractor’s contract. Petrex is also responsible for capital expenditures including underground development. Capital development is also remunerated to the contractor on a Rand per metre of development completed.

In April 2004, Petrex hired an Underground Operations Director to provide direct supervision and management for all underground activities. All service departments (survey, sampling, ventilation, rock mechanics and shaft engineering) were taken over by Petrex from the mining contractors. This ensures that the correct controls and systems are implemented by the contractor.

Open Pit Operations

The open pit operations were, until the recent suspension of operations in January 2005, managed and controlled by Petrex employees. This included overall supervision, geology, planning, ore control, surveying and sampling. The mining operations were conducted under contract by a contractor. The contract was on a Rand/tonne basis with different rates for ore and waste, which rates increased for each 10 metre vertical increment once the pit depth was below 30 metres. A separate rate applied in respect of waste (overburden) that has to be blasted. Due to the strengthening of the Rand against the US dollar, resulting in the decline of the gold price in Rand terms, all open pit operations were suspended as of January 2005.

The Petrex open pit operations were collectively known as the Skukuza operations. There were four open pits operating in 2003, namely West Pit 1, West Pit 3, Snake Road and Van Ryn. Mining at Snake Road and Van Ryn was initiated October 2003, after approval of the Environmental Management Plan was obtained. Production from these pits was ceased in April 2004 when these pits were no longer profitable. Production from the Gedex pit was suspended in November 2003 when the hardness of the reef and waste made it uneconomic to continue mining using hydraulic rock breakers. Conventional drilling and blasting could not be done due to the close proximity of houses. As discussed earlier, the operations at West Pit 1 and 3 were also suspended due to economic constraints. West Pit 3 operations were suspended in July 2004 and West Pit 1 was suspended in January 2005.

Zimbiwa, also Black Economic Empowerment accredited, expressed interest in mining dolomite from West Pit 1 and have recently applied for mineral rights for the dolomite over the area from DME. Petrex is in negotiations with Zimbiwa regarding the conditions under which such mining could take place. Should the negotiations be successful and Zimbiwa takes over mining at West Pit 1, they will be responsible for exploration, development, permitting and closure of the pit. The mining of the dolomites by Zimbiwa would also greatly reduce the stripping ratio for Petrex and would improve the potential to resume gold mining activities at West Pit #1.

A drilling program to expand West Pit 3 and West Pit 4 areas was completed. As in West Pit 1, the reef has flattened, so a relatively small pit expansion appeared to be viable. An economic analysis comparing open pit mining to underground mining of this expanded area was completed, and indicated that due to the existing underground access in this area, that underground mining of this zone would result in better economics. The higher grade portion of this new zone is in production as an extension of the West Pit underground operations. At West Pit 3 and West Pit 4, 35 holes were completed for 3,019 meters to test for high-grade Black Reef Basal in-feeder channels. West Pit 3 and 4 drilling identified high-grade Black Reef Basal material to the southeast of the present limit of mining in the area. Resources from this area have been incorporated into the #9 shaft resource estimate for the reporting period December 31, 2005.

Underground Operations

The underground mining methods practised at Petrex are those which are generally employed to exploit shallow narrow reefs of mineralization of the Witwatersrand basin. Access to the reef is through reef drives driven along strike followed by raising or winzing (sinking) on reef. Payable blocks of reef are established by sampling the on-reef development and current stope faces. Unpayable reef blocks might be left unmined. Regional and panel pillars are laid out in terms of the code of practice. Both updip mining and breast stoping configurations are applied. The mining strategy fully utilizes the flexibility provided by the low stress conditions and strong unjointed rock. The workings are shallow as there is an absence of seismic activity and high temperature mining conditions.

In the other deeper shafts where mining is taking place on the UK9A horizon at depths of between 600 and 700 m, current stoping is extracting small isolated blocks of payable reef within the large unpayable areas. As a result, the mining of these blocks will have little effect on surface. The UK9A is situated approximately 250 to 400 m above the extensively mined out Nigel or Main Reef. The isolated pillars left on the Main Reef horizon induce high stress on reef blocks on the UK9 horizon. The rock mechanics specialists have taken this factor into account when planning for future mining on the UK9A.

Clean efficient mining practices are mandatory to maintain planned ore grades delivered to the mill. Many of the reefs being mined are very thin (less than 20 cm), and the gold is in the softer matrix of the reef material which makes it susceptible to loss if not properly handled. Keys to efficient mining include:

  control of stope heights (generally between 75 cm and 120 cm) to minimize dilution with the rock above and below the reef material,

  precise control of drilling and blasting to minimize the amount of fines generated from the reef,

  maintain short scraping distances to prevent milling of the ore and fines liberation during extractions from the mine,

  complete extraction of reef from the stope area including sweepings from the floor of the stope,

  control of water to prevent washing the fine, high-grade particles away, and removal and processing of any mud that is generated from the reef mining areas.

Mining practices in these very low stopes is very labour intensive. Miners working in these areas spend the majority of their shift working on their hands and knees. Air percussion drills are used for drilling blast holes, and conventional explosives are used to load the holes and blast the reef. Scrapers, cable winches that drag a bucket along the floor to remove the ore, are then used to “scrape” the material out of the working face and into scraper gullies. From here, additional scrapers are used to move the ore to the main haulage ways where it gets loaded into rail cars. The rail cars are then transported to the various shafts and the ore is either hoisted or conveyed to surface. At all but #4 shaft, the ore is loaded on trucks and hauled to the centrally located process plant. Ore from #4 shaft goes directly onto a conveyor, and is fed to the ore silo ahead of the SAG mills.

A project to manage the extractible gold in underground mud was initiated in 2004 and two thickeners were constructed to settle out the mud before being sent to the process plant. One thickener is on surface at the Marievale #2 (Nigel) and the other was constructed underground at Grootvlei #4 where the settled mud is pumped directly into the process plant. A pipeline from Grootvlei #4 to Grootvlei #6 has been installed to allow mud from that area to be pumped to the existing underground thickener. Mud production from these areas successfully continued throughout 2005 and will be expanded in 2006.

Management of water in and from the underground workings is also critical for successful mining operations. Water is currently channelled to #3 shaft on the Grootvlei property for pumping to surface and treatment. Pumping rates vary between 60 and 85 megalitres per day depending on the season. The old water licence which is still in effect allows for a maximum pumping and discharge rate of 96 megalitres per day.

Bema is actively pursuing alternatives to improve the Petrex project through consolidation with neighbouring gold properties in the East Rand district or joint ventures with other South African mining companies and Black Empowerment groups.

Refugio Property, Chile

Through a jointly owned operating company Maricunga, Bema owns a 50% interest in the Refugio Mine, a previously producing open pit, heap leach gold mine in Chile which was placed on care and maintenance in June 2001 pending higher gold prices but which recommenced active gold mining in 2005. The remaining 50% interest in Maricunga is owned by Kinross, which acts as operator of the project.

The Refugio Mine facilities were initially constructed in 1995 and production began in 1996. Due to the mine’s poor cost performance in 2000, the low prevailing gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, Bema and Kinross agreed to cease mining operations effective from June 1, 2001. Maricunga continued residual leaching of the heaps after the closure of the active mining operations. The remainder of the facilities remained on care and maintenance. On November 26, 2003, the Maricunga Board of Directors, comprised of representatives of Bema and Kinross, approved the recommencement of gold mining operations at the Refugio Mine. This decision was based on higher gold prices and a successful exploration drilling program in 2002 and 2003 that resulted in an expansion of proven and probable reserves sufficient for a mine life in excess of nine years (based on an assumed gold price of $350 per ounce). Construction activities began in early 2004, pre-stripping started in October 2004, and the fine crushing plan was commissioned in June 2005. Production levels were ramped up during the third quarter of 2005, and monthly crusher production targets were exceeded in November and December 2005. Commercial production was achieved at the Refugio Mine in the fourth quarter of 2005, but was still in a ramp up period for most of the quarter. See “Recent Exploration and Planned Development”.

Chile - Economic and Political Climate

Beginning in the late 1980s with a referendum by the military government of Augusto Pínochet and successive elections in 1989 and 1993, the government completed its transition to a stable civilian democracy. The most recent election on January 15, 2006 was won by Michelle Bachelet who was sworn into office on March 11, 2006 and represents the same political party as the previous President, Ricardo Lagos.

Mining has historically been a significant factor in the Chilean economy. Given the history of mining in the country, Chile has the infrastructure and trained personnel required for modern mining operations.

There are currently no significant restrictions on the repatriation from Chile of earnings by foreign entities. Foreign entities have the right to repatriate from Chile their earnings after payment of all Chilean tax, including a tax on the amount of earnings distributed to foreign persons by way of a dividend, which, in the case of Bema, results in an effective combined tax rate on such earnings of 35%.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Bema is looking to recommence mining at and operate its Refugio Mine and develop the Cerro Casale Deposit or that government regulations will not be changed in a way that will adversely affect Bema’s operations in the country. Based on a foreign investment contract DL600 signed with the Republic of Chile, foreign investors, such as Bema, may elect to be protected against possible future income tax increases exceeding 42%, in that foreign investors may elect on a one-time basis to fix their tax rate at 42% for a 20-year period. As the current effective combined tax rate is 35%, Bema has not made this election.

On August 16, 2005, a new law which imposed a specific tax levy over mining activities was published in the Official Gazette of Chile. This new tax is charged over mining operations, whose annual sales exceed the value of 12,000 metric tons of fine copper. The rate is progressive and ranges from 0.5% to 5% according to the value of the sales and is applied over the net operational profit. This law also establishes the option of a 15-year tax stability regime for mining operations bringing in foreign investment of $50 million or more. The Refugio Mine has established investment contracts in place which exclude it from the new tax through 2015. Beginning in 2016, Maricunga will be required to establish new investment contracts, and will therefore be required to pay the new tax for 2016 and subsequent production years.

Acquisition of Refugio Property

Agreement with Compañía Minera Refugio (“CMR”)

In January 1993, Bema exercised its rights under an option agreement and acquired its 50% interest in the Refugio property from the original Chilean owner, CMR and concurrently CMR sold its 50% remaining interest in the core area of the Refugio property known as the Maricunga Ground (more specifically described below under “Property Position, Location and Access”) to Amax Gold, now Kinross (the “CMR Transaction”). See “Agreement with Kinross”.

As part of this transaction, Bema became responsible for payment of a net smelter return royalty to CMR on Bema’s share of production from the core area of the Refugio property, defined below as the Maricunga Ground. This royalty is payable by Bema to CMR on a sliding scale ranging from 2% (if the gold price is less than $340 per ounce) to 5% (if the prevailing gold price is equal to or exceeds $470 per ounce) with the royalty to be paid only until CMR has received the equivalent value of 37,000 troy ounces of gold. To date, Bema has paid approximately $3.6 million or the equivalent of 11,230 ounces of gold to CMR under this royalty for the period ending December 31, 2005.

Bema and CMR were initially equal partners on all of the Refugio property outside of the core Maricunga Ground. This surrounding area was intended to be explored and developed through jointly owned Compania Minera San Damian (“San Damian”). In 2001, CMR elected not to continue with its interest in San Damian and Bema completed an agreement with San Damian whereby, as per the original joint venture agreement, Bema acquired CMR’s interest in exchange for a 2.5% net smelter royalty. This royalty will commence upon commencement of commercial production from the San Damian property and continue for up to a 40-year period.

Agreement with Kinross (formerly Amax Gold)

As part of the CMR Transaction, Bema and Kinross entered into agreements to proceed to jointly develop and exploit the defined mineral deposits located on the core Maricunga Ground (defined below). One of these deposits, the Verde Deposit, was exploited as the Refugio Mine until June 2001 and is the deposit where mining resumed for the recommencement of operations in 2005.

The operating corporation, Maricunga, which is held equally by Bema and Kinross, has agreements in place with Bema that allow Maricunga to mine geologically contiguous extensions of ore deposits found on the Maricunga Ground that extend onto the surrounding mineral claims and to use the area immediately surrounding the Maricunga Ground for project needs. Surface rights that cover the known mineralization on the Maricunga Ground and are being used for the mine facilities, are owned or controlled by Maricunga under lease or applications to purchase from Chilean governmental entities or agreements with Bema.

The overall management of Maricunga is vested in the board of directors of Maricunga which consists of four members, two each from Kinross and Bema. The Board Chairman, a Kinross appointee, has the deciding vote on non-strategic decisions, giving Kinross effective day-to-day operating control of the project. However, so long as Bema and Kinross each own 50% of the shares of Maricunga, all strategic decisions of Maricunga, such as significant capital expenditures and annual work programs and budgets effectively require unanimous Board approval at the Maricunga level.

As operating partner of the Refugio Mine, Kinross is responsible for the operation’s insurance. Kinross insures Maricunga under their global insurance program which includes coverage for property, boiler and machinery, bullion, non-owned aviation, general liability and excess liability. Policies are subject to limits, deductibles, exclusions and other provisions.

Property Position, Location and Access

The Refugio property comprises certain core mineral claims and related rights owned by the operating company, Maricunga, as well as certain surrounding mineral claims and related rights owned by San Damian. The Company owns 50% of the shares of Maricunga and 100% of the shares of San Damian.

The core portion of the Refugio property owned by Maricunga hosts the Verde and Pancho deposits and the Guanaco and Cerro Tinto exploration zones (collectively, the “Maricunga Ground”), including the Refugio Mine, and is comprised of the following claims, all located in the Maricunga Mining District in north eastern Chile:

1.	Refugio Claims: 130 mineral claims covering a total area of approximately 1,600 acres; and

2.	Buffer Zone Claims: An additional 345 mineral claims, covering an area of approximately 4,250 acres.

Maricunga also controls surface rights which overlie these mineral claims and provide the surface areas required for leach pads, waste dumps, camp and other facilities, as well as six government concessions for exploitation of underground water.

The portion of the Refugio Property surrounding the Maricunga Ground and owned by San Damian comprises 53 constituted mineral claims covering a total area of approximately 9,991 hectares.

The geographic location of the property is at an altitude of 13,100 to 14,800 feet (4,000 to 4,500 metres) above sea level within the Atacama Desert in the Andes Mountains, some 800 kilometres north of the capital city of Santiago. The Refugio Property is accessed by a 3.5 hour drive on a good gravel road from the regional centre of Copiapo. Copiapo is a community of approximately 136,000 persons and is capable of providing the mining-oriented infrastructure required to provision and sustain mining operations.

The local topography is one of rounded, flat-topped hills. The climate at the Refugio Property is generally sunny with summer (November to late May) temperatures up to 20ºC during the day and below 0ºC at night and a winter temperature range of 0º to 5ºC during the day and down to -30ºC at night. Prior to 1997 Refugio had been operated through the Chilean winter without interruption. In 1997, however, the area faced the most intense series of winter storms in recent history, which storms caused interruptions in mining operations in June and July of that year. During 1998 Bema completed the construction of a new access road and rebuilt certain camp facilities to make them better able to withstand extreme weather conditions.

Fresh water is required for the heap leaching extraction process which Bema uses at the Refugio Mine. Although precipitation is limited in the area, subsurface water is available on and near the property. Three production water wells have been drilled on government water concessions held by Maricunga some 26 kilometres northeast of the Refugio Mine. Pump tests and sustained production from two of these wells for over nine years demonstrate sufficient capacity to support mining and leaching operations at the Refugio Mine for the foreseeable future.

Maricunga originally generated electrical power for the Refugio Mine on-site with diesel generators but in connection with the recommencement of mining in 2005, electrical power has been accessed from the national grid system over a new 110,000 volt powerline that was constructed by Maricunga. A 23,000 volt powerline has also been constructed to the fresh water wells to alleviate the need to operate remote generators for the fresh water well pumps. The diesel generators remain on site as an emergency backup system.

Geology and Mineralization

The Refugio property area is underlain by Upper Oligocene to Lower Miocene sediments and volcanics which have been intruded by numerous dacitic hypabyssal intrusives and breccias. Mineralized gold-copper stockworks occur in certain of these intrusives.

Previous exploration on the Refugio property by Bema outlined two main areas of mineralization, the Verde deposit mined as the Refugio Mine, and the Pancho gold-copper deposit. Both deposits are large, disseminated, gold-copper and quartz-magnetite stockwork systems related to porphyritic, hypabyssal, dacitic intrusive bodies. The Pancho deposit is located two kilometres northeast of the Verde deposit.

Mineralized stockwork fracturing along a north 40º west trend at the Pancho and Verde zones is thought to be related to tensional fractures associated with the north-south regional faults. The north 40º west mineralizing trend is common in other deposits in the Maricunga District which are currently under development.

Common to both deposits is gold and copper mineralization in association with areas of extensive silicification, quartz-magnetite disseminations, quartz-magnetite stockwork, sheeted quartz-magnetite veins, supergene argillic alteration and hypogene quartz-sericite alteration.

Verde and Pancho Deposits - Reserve and Resource Estimates as of December 31, 2005

A total of 56,000 metres of drilling was completed during 2002 and 2003 on the Verde and Pancho deposits. Based on the result of this drilling (combined with previous drilling programs), the mineral resources and mineral reserves as of December 31, 2005 for both deposits were updated by the technical staff of Kinross. The mineral reserve calculations were updated by Kinross as of December 31, 2005 and were generated using a gold price of $400 per ounce.

Estimated mineral resources for the Verde and Pancho deposits were calculated by Kinross and updated as of December 31, 2005. Mineral resources consist of ore blocks that report above a gold cut-off grade for each of the three oxide types of ore material and are confined within a $450/oz per ounce of gold pit shell, and are exclusive of the estimated mineral reserves set out above.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

The December 31, 2005 mineral resource model was based on the following number of drill holes:

	Reverse Circulation Holes		Diamond Drill Holes
Deposit	# Holes	Metres	# Holes	Metres
Verde	472	59,979	189	45,477
Pancho	78	16,094	69	14,146
Total	550	76,073	258	59,623

The drill data is stored in a relational database that has been verified for accuracy by Bema and Kinross personnel. A detailed quality control program has been carried out on all drill programs completed on site. An external consultant designed and monitored the Kinross drill program which was conducted in 2002 and 2003. All drill samples were prepped at the Refugio site at a prep facility managed by an independent analysis lab. Pulp samples were analyzed off site by the independent lab. Bema believes the database used as the basis of the resource estimate is valid and of acceptable quality for estimating resources.

Lithology and oxidation solid models were built from sectional and level plan geologic interpretations. Cumulative frequency curves indicated that gold assays should be capped at 6 to 6.5 g/t gold. The solid models were filled with blocks having dimensions 20 x 20 x 10 m. Sub-celling was allowed to maintain detail at lithology, oxidation and topography boundaries. Blocks used for the Pancho deposit model had dimensions of 20 x 20 x 20 m.

Gold grades were interpolated using ordinary kriging as the primary grade estimation tool. Inverse distance and nearest neighbour interpolations were also run as verification checks. Grade interpolation and resource class was controlled by variograms for each rock/ore type. Copper grades and cyanide soluble copper assays were also interpolated into the Pancho deposit block model.

The Company estimates the open pit mineral resources as of December 31, 2005 for Verde and Pancho are as follows:

Verde and Pancho Mineral Resources(1)(2)(3)(4)

Verde & Pancho Dec. 31, 2005 Resources @ $450 (100%) Basis 1,2,3,4
Class	Ore tonnes (x 1,000)	Grade (Gold g/t)	Gold (ounces)
Total Measured	41,212	0.708	938,000
Total Indicated	41,287	0.700	929,000
TOTAL Measured + Indicated	82,499	0.704	1,867,000
Total Inferred	31,384	0.633	639,000

(1)	Exclusive of proven and probable reserves.
(2)	Bema has a 50% interest in these resources.
(3)	Subject to mine planning, recoveries and infill drilling to be converted to reserves.
(4)

Resource ore blocks are confined within a $450/oz Au pit shell. Mineral resources were prepared by Mr. W. Hanson of Kinross and were reviewed by Mr. Brian Scott, P. Geo, Chief Geologist for Bema. Mr. W. Hanson is the “Qualified Person” as defined by National Instrument 43-101.

(5)	Contained metal estimates remain subject to mining dilution and process recovery losses.

Resource Changes from December 31, 2004

There is net increase in contained ounces of gold in the measured plus indicated mineral resource category as of December 31, 2005 of 669,000 ounces (334,500 ounces to Bema). The net increase is due to an increase in resources on the Pancho deposit due to pit optimizations which reduced the Pancho mineral reserves and re-classified those reserve ounces as resources.

Verde and Pancho Deposits – Reserve Estimate

The conversion of resources to proven and probable reserves involves the application of economic parameters, a mining plan and commodity prices to establish a mineable reserves. Estimated reserves as of December 31, 2005 are reported at a $400 gold price.

Verde and Pancho Deposits
Proven and Probable Reserve Estimates at $400 Gold Price(1)(2)(3)

Reserve Classification	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(1)(2) Ounces (000’s)
Proven Probable Total Proven & Probable	116,907 41,504 158,411	0.87 0.77 0.85	3,286 1,029 4,315

(1)	Bema has a 50% interest in these reserves.
(2)	Subject to process recovery losses.
(3)	Mineral reserves as of December 31, 2005 were prepared by Mr. W. Hanson of Kinross. Brian Scott, Chief Geologist, is Bema’s Qualified Person with respect to the verification of this disclosure.

Wes Hanson, Geologist with Kinross is the Qualified Person within the meaning of National Instrument 43-101 who has supervised the preparation of the mineral resource and mineral reserve estimates. Brian Scott, Chief Geologist, is Bema’s Qualified Person with respect to the verification of this disclosure.

Kinross Technical Services verified the initial database for purposes of these estimates. Original drill logs, assay certificates, survey worksheets and other original data were located and used to verify the data contained in the database. Verification of the historical data includes: collar location, collar azimuth and dip, downhole azimuth and dip, total gold and copper analyses, cyanide soluble gold and copper analyses, primary lithology code, primary alteration code and primary oxidation codes. Assay certificates and original logs were found for approximately 80% of the historical data.

Reserve Changes

There is a net gain of 882,000 ounces of gold when the $400 gold mineral reserves as of December 31, 2005 are compared to the December 31, 2004 mineral reserves at a $350 gold price. The increase in mineral reserves is primarily due to a higher gold price.

Mining and Processing

Mining of ore at the Refugio Mine began December 1995, with ore processing commencing in January 1996, and the first gold pour achieved on April 13, 1996. The mine officially commenced commercial production on October 1, 1996.

Mining and crushing operations at the Refugio Mine were temporarily shut down in November 2000 due to a dispute with the mine’s operator and poor operating performance. Mining and crushing operations at the Refugio Mine recommenced temporarily on December 16, 2000. The Company and Kinross had agreed to recommence mining until May 31, 2001 based on a jointly approved 2001 budget that took advantage of favourable mining and heap leaching conditions during the Chilean summer and reflected changes and repairs made to the crushing plant while mining was suspended. Both crusher throughput and gold production exceeded budget for the last five months of operations (January through May, 2001). Due to the mine’s poor cost performance in 2000, the low gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, the Company and Kinross agreed to cease mining effective June 1, 2001 pending higher gold prices. Residual leaching continued after mining operations were suspended, and the remainder of the facilities were placed on care and maintenance.

The transformation from mining to residual leaching operations proceeded as planned and on budget. Official production from residual leaching concluded at the end of May 2002. The additional residual leaching of gold during the fourth quarter of 2002, for all of 2003 and 2004 and into July 2005 has been considered, for accounting purposes, as a credit against the care and maintenance costs, recorded in the Statement of Operations of the

Company’s consolidated audited financial statements. During 2002, the recovery plant was closed during the Chilean winter (June through September) to reduce the required manpower at site and associated holding costs. In 2003, modifications were made to allow for continuous operation of critical sections of the gold recovery plant while at minimum crew levels during the Chilean winter. Each year, full leaching operations resumed again in October, the Chilean spring. Gold recovery from residual leaching continued to have an incremental benefit and reduced the care and maintenance costs of the Refugio Mine through July 2005. Total gold recovered in 2002 was 25,970 ounces (12,985 ounces attributable to the Company), in 2003 was 14,440 ounces (7,220 ounces attributable to the Company), in 2004 was 18,596 ounces (9,298 ounces attributable to the Company) and for the first half of 2005 was 10,127 ounces (5,063 ounces attributable to the Company). On November 26, 2003, the Maricunga Board of Directors approved the recommencement of gold mining operations at the Refugio Mine. Residual leaching continued into July of 2005 when the initial gold production from newly-mined ore began.

The improved crushing facilities were commissioned in June 2005, and production ramped up through the third quarter 2005. The targeted crusher production rate of 40,000 tonnes per day was exceeded in November and December 2005. 12,035 ounces of gold were recovered during the third quarter of 2005 (6.017 ounces attributable to the Company) that were not considered as commercial production for accounting purposes due to the crusher production ramp up period and the fact that the heap inventory was building up. 38,817 ounces of gold were produced in the fourth quarter of 2005 (19,409 ounces attributable to the Company) at an operating cash cost of $286 per ounce and a total cash cost of $313 per ounce. Gold production during early 2006 continues to improve and is anticipated to exceed the budget for the first quarter of 2006.

For 2006, Refugio is budgeted to produce 248,570 ounces of gold (124,285 ounces attributable to the Company) from the mining of 14 million tonnes of ore at a grade of 0.93 grams per tonne. Operating cash costs are projected to be $267 per ounce of gold and total cash costs are estimated at $291 per ounce.

Exploration and Development

A $5.4 million program (the Company’s share 50%) consisting of $5.2 million for exploration and development drilling and metallurgical testing and $200,000 for feasibility studies was approved by the Company and Kinross in 2002. The goal of this program was to increase the mineable mineral reserves which would increase the Refugio Mine life and, as a result, improve project economics. Drilling and metallurgical test work began during the fourth quarter of 2002 and was completed by the end of 2003.

The resulting 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% planned expansion of daily throughput compared to historic production levels. An independent third party managed various aspects of the site test work, and completed certain feasibility studies in September of 2003 which addressed all aspects of recommencement of production at the Refugio Mine. These studies included a review of the mineral resources and mineral reserves calculated by Kinross, metallurgical recoveries for the Verde and Pancho deposits, manpower, operating costs, capital costs, the estimated construction schedule and an estimated production schedule after start-up. The studies also included a number of trade-off studies for power supply, processing options and plant configurations. Initially the Verde pits are scheduled to produce 40,000 tonnes of ore per day which will be crushed and placed on the leach pads. Subsequently, the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day, will extend the mine-life to approximately 9 years at an assumed gold price of $350 per ounce.

The final studies completed by Maricunga and Kinross in November 2003 indicated that life-of-mine annual gold production is expected to range from 230,000 to 260,000 ounces on a 100% basis for a period of approximately nine years.

Results of the 2003 metallurgical tests were very similar to previous programs. Both the Verde and Pancho deposits remain amenable to crushing and heap leach gold extraction. It is not economically justifiable to convert the Refugio plant to a milling operation. Recoveries would be higher for a milling operation, but do not support the additional capital expense and increased operating costs. Higher grade copper zones in the Pancho deposit will require additional metallurgical test work to determine the best processing option and crush size.

Some of the waste at Verde and Pancho is acid generating. Potential problems with acid generation is expected to be mitigated with waste dump planning by placing the potential acid generating material internally in the dump so it is not exposed to natural water flows or water flows as a result of melting snow.

In November 2003, the Company and Kinross approved the recommencement of gold operations at the Refugio Mine. Initial capital costs on a 100% basis for the expanded project were originally estimated at approximately $71 million (the Company’s share is 50%) to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet was to be purchased and was anticipated to be financed through a capital equipment lease of approximately $30 million. Operating costs associated with residual leaching and property maintenance were budgeted at $5.7 million (100% basis) for 2004, and were considered as additional holding costs during the construction period. Major capital items included plant modifications and upgrades, a modest pre-stripping program and 110 kilometre power line, connected to the Chilean grid, which would replace the previous diesel-generated power. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004. However, delays in engineering and site construction activities resulted in this date being delayed to June 2005 when the critical components were complete so the crushing plant could be commissioned. Construction of non-critical items such as the truck wash shop, crusher maintenance shop, dust extraction systems and belt covers continued through the end of 2005 and are planned to be complete by April 2006. The Company had previously indicated that the initial estimated total costs had increased by approximately 10%. However, with the delay in the recommencement of mine operations, the estimated total capital costs were reviewed in late March 2005 and are currently estimated at $100 million plus a $34 million lease for a new mining fleet (Bema’s share is 50%). Bema has funded its 50% share of the capital requirements for recommencement from a portion of the proceeds from a $70 million principal amount offering of convertible notes completed in the first quarter of 2004. As a result, Bema’s share of production at the Refugio Mine has no project debt. However, the Company, through a subsidiary, has a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes in relation to the recommencement of operations at the Refugio Mine. The Company has guaranteed the facility which matures on March 31, 2007. As at December 31, 2005, the Company has drawn down $8.25 million of the facility (see “Material Contracts”). During the third quarter of 2005, due to the delayed start-up at the Refugio Mine, Kinross agreed to fund 100% of the remaining 2005 cash call requirements in the event that the mine did not process the quarterly budgeted ore tonnes. As a result, Kinross has guaranteed the repayment of a $10 million demand loan facility entered into with Scotiabank Sud Americano by Maricunga. At December 31, 2005, $9.8 million (the Company’s 50% share - $4.9 million) of the facility had been drawn down.

Major construction projects completed in 2004 and 2005 by Maricunga included heap leach pad expansion, the construction of an additional solution pond, repairs and improvements to the solution processing plant, winterization projects and the overhaul of existing crushers and generators.

The Refugio Mine reached commercial production in the fourth quarter of 2005 but was still in a ramp-up period from June through October. As a result the mine produced fewer ounces with higher cash operating costs than the original Bema life of mine projections of $250 per ounce of gold. Bema’s share of production for the fourth quarter of 2005 was 19,409 ounces of gold at an operating cash cost of $286 per ounce and a total cash cost of $313 per ounce.

The combination of improved gold prices and expanded reserves resulted in robust economics being projected for the expanded Refugio Mine operation. At the November 2003 base case gold price of $350 per ounce, the proven and probable reserves (100% basis) were estimated at 124 million tonnes at a grade of 0.86 grams of gold per tonne for 3.4 million contained ounces of gold. The base case project economics indicate a projected pre-tax internal rate of return (“IRR”) of almost 21% and an estimated payback of approximately 3.8 years. The sensitivity analysis of the project economics yields a projected IRR of approximately 34% and an estimated payback of 2.6 years at a gold price of $400 per ounce.

In 2006, the Refugio Mine is projected to produce approximately 248,000 ounces of gold (Bema’s share is 124,000 ounces) at an operating cash cost of $267 per ounce and a total cash cost of $291 per ounce.

A two-phase, 30,000-metre drilling program is planned to commence in late March to early April 2006 to infill part of the Pancho deposit and to explore the margins of the deposit.

The conclusions reached in Maricunga’s economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during recommencement and operation of the Refugio Mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Construction Activities

The contract for engineering, procurement, construction and management (“EPCM”) was awarded by Maricunga and Kinross to M3 Engineering & Technology Corp. (“M3”) located in Tucson, Arizona. Maricunga had involved M3 in a review of its internal feasibility study, focusing on capital costs and the construction schedule. Engineering and procurement activities began immediately after Maricunga Board approval for construction and recommencement of mining operations was granted on November 26, 2003. The EPCM contract was split into two main areas, M3 responsibility and Maricunga responsibility. Items that were the responsibility of Maricunga include obtaining the mining fleet, items specific to the adsorption, desorption and recovery (“ADR”) plant and leach pads, and maintenance related items for the existing equipment such as the generators, primary crusher and tertiary crushers.

Major recommencement and construction activities included the following:

Obtain a new mining fleet through a capital lease

Upgrade the crushing and material handling systems to achieve an average production rate of 40,000 tpd
-	Replace the secondary crushers with more powerful units
-	Move the primary screens outside of the fine crushing building
-	Upgrade all conveyors and chutes
-	Install a bin and feeders for the secondary crushers to fully utilize their capacity
-	Automated control system

Install dust extractions systems for all significant dust sources

Dust control at the primary ore stockpile

Connect the Refugio facilities to the Chilean electrical power grid
-	Install a new 110,000 volt powerline from the Copiapo area to the mine site
-	Install a new 23,000 volt powerline from the camp to the fresh water wells
-	Upgrade the site electrical power distribution system to a higher voltage

Truck wash bay for better maintenance of the mining fleet

Crusher maintenance shop

Complete repairs and winterization of the existing facilities
-	Camp repairs and expansion for construction crews
-	Mine office repairs and expansion for construction crews
-	Truck shop and warehouse repairs
-	Fine crusher building repairs
-	Kitchen and dining facilities repairs and expansions

ADR plant and leach pad repairs and expansions
-	Overhaul of all ADR equipment

-	Repairs of both ponds and the exposed liner of the existing leach pads
-	Construct a new leach pad area
-	Construction of an additional emergency overflow pond
-	Winterization of all critical solution lines

All critical construction projects for the operation of the crushing facilities were completed by June 2005 when the plant was commissioned. Additional construction activities have continued through the end of 2005, and it is estimated that construction will be complete by mid-2006.

Permitting/Environmental

Recommencement of mining and processing operations at the Refugio Mine was able to be done under the existing operating and environmental permits which remain in good standing. A number of the modifications made to the facilities were done in part to assure that Maricunga can meet the conditions of the existing operating permits. Examples of this include upgrades to the fine crusher building to control spillage and dust, and upgrades to the camp facilities to assure that existing safety and health standards are met.

New permits were required for construction of the power line to the site. This included completing archaeological studies along the proposed route, as well as the collection of base line environmental data. Approval for the installation of the power line has been granted.

Development Projects

Aldebaran Property, Chile

The Aldebaran Property is owned by CMC, a Chilean contractual mining company. CMC is indirectly owned 24% by Bema, 25% by Arizona Star and 51% by Placer Dome (which was acquired by Barrick in early 2006), subject to the Shareholders’ Agreement with Placer Dome and Arizona Star described below. The Aldebaran Property is being managed by Placer Dome as operator; however, Bema has representation on the board of directors of the operating company, CMC, and on management and technical committees.

Acquisition of Aldebaran Property

Bema originally acquired a 49% interest in the principal portion of the Aldebaran Property from Minera Anglo American Chile Limitada (“MAAC”) for total consideration of $4,000,000 and a sliding scale net smelter return royalty payable on Bema’s share of production, which royalty obligation commences at a level of 1% at $425 per ounce gold, and increases if gold prices go higher, subject to a maximum royalty amount of $3,000,000.

Arizona Star had originally earned a 51% interest in the principal portion of the Aldebaran Property in September 1994, by incurring an aggregate of $4,000,000 in exploration expenditures and paying $2,000,000 to MAAC. Bema owns approximately 5% of the shares of Arizona Star.

On a portion of the Aldebaran Property that was separately, and subsequently, acquired by Arizona Star from MAAC, known as the Yeguas Heladas claims, Bema also acquired a 49% interest by reimbursing Arizona Star for $150,000 of acquisition costs and subsequently paying 49% of the remaining $2,500,000 of acquisition costs to MAAC.

Pursuant to the Shareholders’ Agreement, Bema and Arizona Star proportionately transferred to Placer Dome a 51% interest in the Aldebaran Property. In consideration, Placer Dome paid Bema and Arizona Star $10 million cash ($4.9 million to Bema and $5.1 million to Arizona Star) and subscribed by way of private placement for an additional $10 million of shares of Bema and Arizona Star (including 907,807 Common Shares for proceeds of $4.9 million). Under the terms of the Shareholders’ Agreement, Placer Dome was required to obtain a final feasibility study on the Cerro Casale gold-copper deposit by February 2000 and expend additional funds in the same two-year period on other exploration targets on the Aldebaran Property. In January 2000, the required 2000 Final Feasibility Study and other required exploration work were completed (see “Feasibility Study – 2000” below).

Pursuant to the terms of the Shareholders Agreement, Placer Dome, having commissioned the final feasibility study within the required 24 month period, could maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to $1.3 billion of project construction financing and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer Dome on behalf of all the CMC shareholders.

On September 28, 2004, Bema, Arizona and Placer Dome announced they had reached an agreement on certain amendments to the Shareholders’ Agreement. In the amendments to the Shareholders’ Agreement, the companies agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders’ Agreement. The amendments also provided for the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities. In return for compensation and as part of the amendments, Placer Dome agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans. Placer Dome issued a certificate under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. In parallel, the Company was advised that Placer Dome was commissioning an update of the 2000 Feasibility Study and that it was in discussions on key commercial contracts and long-term marketing off-take arrangements.

Subject to the terms of the Shareholders’ Agreement, Placer Dome may have been required to arrange $1.3 billion in financing, including $200 million in equity, on behalf of all partners, and provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. Subject to the terms of the Shareholders’ Agreement, Placer Dome had until December 28, 2005 to arrange such financing.

If financing under the terms of the Shareholders’ Agreement was not available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer Dome’s interest in the project would have remained intact, with obligations under the Shareholders’ Agreement remaining in place. If Placer Dome elected to no longer seek such financing, by the terms of the Shareholders’ Agreement, its 51% interest would be transferred pro rata to Bema and Arizona, for a nominal payment.

On September 27, 2005, the Company received a certificate under the Shareholders’ Agreement from Placer Dome stating that Placer Dome had, after consultation with the financing committee, concluded that the Cerro Casale project was not financeable on the terms contemplated by the Shareholders’ Agreement. The Company disagreed with Placer Dome’s conclusion and continued to believe that the Cerro Casale project was financeable in today’s metal price environment under the terms of the Shareholders’ Agreement. In the Company’s view, Placer Dome had failed to fulfill its requirements under the Shareholders’ Agreement.

Under the terms of the Shareholders’ Agreement, if the project is financeable, Placer Dome must use reasonable commercial efforts to arrange project financing. If the project is financeable and yet Placer Dome does not arrange financing on the terms and within the time provided for in the Shareholders’ Agreement, Placer is required to transfer its interest to Bema and Arizona Star. As a result of Bema’s disagreement with Placer Dome’s determination that the project was not financeable, Bema and Arizona Star issued to Placer Dome a notice of default under the Shareholders’ Agreement.

In October 2005, Bema, Arizona Star and Placer Dome reached a non-binding agreement in principle whereby Placer Dome agreed to sell its 51% interest in CMC, to Bema and Arizona Star in return for contingent payments. Bema and Arizona Star agreed in principle to jointly pay Placer Dome $10 million upon making a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of Bema and Arizona Star. This transaction was expected to close in early 2006 subject to certain conditions including settlement of definitive agreements. Prior to completion of the definitive agreements, Barrick launched a takeover bid for all of the outstanding shares of Placer Dome which completed in early 2006. The Company has requested that Barrick either complete the final documentation in relation to the Company’s and Arizona Star’s agreement in principle with Placer Dome or propose an alternative business arrangement.

Bema has commissioned technical trade-off studies to update the 2000 Feasibility Study, which should be available by the end of April 2006. The Company intends to pursue joint venture opportunities to advance Cerro Casale to production.

Technical Report

Bema commissioned a technical report (the “AMEC Report”) dated March 22, 2005 prepared by AMEC Americas Limited (“AMEC”) on the Aldebaran Property/Cerro Casale deposit which has been filed and is available for review at www.sedar.com. Larry B. Smith of AMEC is the Qualified Person defined under National Instrument 43-101 for the AMEC Report.

The AMEC Report reviewed the 2000 Feasibility Study and the March 2004 Update (as defined below), particularly the mineral resource and mineral reserve estimation work done to date. AMEC was to determine if this estimation work was carried out in accordance with industry standard practices and if the mineral resource and mineral reserve estimates in the 2000 Feasibility Study and March 2004 Update are compliant with CIM Standards and National Instrument 43-101.

The technical information in the following sections concerning the Aldebaran Property/Cerro Casale deposit is derived from the AMEC Report.

Property Position, Location and Access

The Aldebaran Property is located at the southern end of the Maricunga Mining District of Chile, approximately 145 kilometres southeast of the city of Copiapo and approximately 30 kilometres south of Bema’s Refugio Mine.

The Aldebaran Property, which includes the Cerro Casale deposit, is comprised of the Horus 1-280, Olimpo 1-293, Marte 1-300, Cachito 1-1,298 and Nevado 1-840 mineral claims and several smaller claims totalling approximately 15,000 hectares.

Access to the Aldebaran Property from Copiapo is via 179 kilometres of road, of which 25 kilometres are paved. This new road, passing close to La Guardia and following the Rio Turbio eliminates the need to cross any high mountain passes. The maximum elevation of the new road is its termination at the minesite. Maintenance of the lower section of this road is shared with Maricunga, operating company for the Refugio Mine.

Exploration History

The Aldebaran Property was held by MAAC from 1983 to 1991. MAAC’s work over a number of field seasons identified several target areas on the property but the Cerro Casale deposit was the most obvious bulk mineable gold target on the Aldebaran Property and consequently received the most attention. MAAC’s work on Cerro Casale outlined a northwest-southeast oriented zone of strong quartz stockwork development containing significant gold values together with widespread hydrothermal alteration.

Arizona Star started exploration work in March 1991 and aggregate exploration and development expenditures on the Aldebaran Property, excluding acquisition costs, were approximately $40.6 million to December 31, 1997 of which Bema funded $16.7 million. Exploration to that date had focused primarily on the Cerro Casale deposit and a feasibility study on the initially outlined near surface gold oxide deposit was partially completed in November 1995, however, finalization of this feasibility study was suspended because of the discovery of a large gold-copper porphyry system below the near surface oxide deposit.

In March 1996, deep drilling in reverse circulation hole 176 intersected a breccia zone which contained 42 metres of 17.7 g/t gold and 1.5% copper. As a result of this hole and several other deep reverse circulation drill holes that bottomed in gold copper sulphide mineralization, Bema and Arizona Star decided to halt work on the near surface oxide deposit and continue with a deep diamond drill program.

Further deep drilling has since outlined a large gold-copper porphyry deposit at Cerro Casale, which contains a substantial tonnage of sulphide mineralization. The Cerro Casale deposit is a gold-copper porphyry sulphide deposit. Gold-copper mineralization is contained within a strong stockwork system hosted by potassicly altered intrusive rocks. The copper has been leached out of the oxide part of the deposit with some copper being reprecipitated at the oxide-sulphide boundary to form a poorly developed enriched blanket. An independent prefeasibility study completed in October 1997 recommended proceeding with a final feasibility study. A final feasibility study on Cerro Casale and exploration work on other areas of the Aldebaran Property were completed in January 2000. An update to the feasibility study was completed in March 2004. The feasibility study and update are summarized below (see “Feasibility Study - 2000”).

Project Description

The Cerro Casale project envisions a conventional open pit and milling operation producing 150,000 tonnes per day of gold and copper ore from a porphyry gold-copper deposit. Ore will be processed in a semi-autogenous grinding (SAG) mill and flotation concentrator. A concentrate slurry will be pumped to the port at Punta Padrones near Caldera via a 250 kilometres pipeline. Water for mine, mill and camp facilities will be pumped from well fields 120 kilometres northeast of the project. Total mine life will be 18 years.

Feasibility Study - 2000

In January 2000, the 2000 Feasibility Study was completed on the Cerro Casale deposit. The study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale Project. A project base case (“base case”) was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The 2000 Feasibility Study confirmed that the Cerro Casale deposit was technically feasible as a large scale gold copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.

The 2000 Feasibility Study contemplates a large scale open-pit gold copper mine, with estimated mineable proven and probable mineral reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce, a silver price of $5.50 per troy ounce and a copper price of $0.95 per pound. The 2000 Feasibility Study concludes that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold, 1.83 million ounces of silver and 287 million pounds of copper annually over an 18 year mine life. Cash operating costs, net of copper and silver credits were projected at $98 per ounce of gold, while total costs per ounce of gold, including operating costs and initial and ongoing capital costs, are estimated to average $203 per ounce of gold, net of copper and silver credits. Initial capital costs, before financing costs, were estimated in the 2000 Feasibility Study at $1.43 billion.

During 2003 and early 2004, as a result of improving metal prices, the capital and operating costs for the 2000 Feasibility Study were updated (the “March 2004 Update”) and these results were reported on April 6, 2004. The March 2004 Update indicates an increase in project capital costs from $1.43 billion to $1.65 billion. The project capital cost estimate, in the March 2004 Update, includes a contingency of $148 million compared to $128 million in the 2000 Feasibility Study. Site operating costs increased marginally from $4.70 to $4.90 per tonne milled, while offsite operating costs decreased by approximately $0.08 per tonne milled. Based on the AMEC Report, assuming a copper price of $0.95 per pound and a silver price of $5.50 per ounce, Cerro Casale deposit’s cash operating costs are now projected at approximately $115 per ounce of gold (net of copper and silver credits) and total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce.

Technical aspects of the 2000 Feasibility Study including the reserve estimate were not updated so they remain unchanged from the original study. Opportunities to optimize technical aspects of the project were identified during the March 2004 Update and these are now being evaluated. Test work and studies are being initiated to aid in evaluations of the grinding circuit, optional treatment of oxide material, design parameters for the cleaner tail leach circuit and concentrate off-take agreement options and other potential project optimizations and improvements.

Project Location and Climate

The Cerro Casale gold-copper deposit is located in Region Three of northern Chile. The city of Copiapo is 145 kilometres northwest of the deposit. The approximate geographic coordinates of the project are 27o 47’ S and 69o 17’ W. The international border separating Chile and Argentina is located approximately 20 kilometres to the east.

The project is located in an area of major relief, with local variations in topography ranging from 3,700 to 5,800 metres in elevation. The top of the Cerro Casale deposit is located at an elevation of 4,450 metres.

The climate is typical for the northern Chilean Andes. Precipitation is generally limited to snowfall in April through September and rain is rare. Daytime temperatures in summer months get up to 23°C, with night-time lows of 5°C. Daytime temperature in winter is around freezing, with night-time temperatures dropping to -15°C.

Vegetation is sparse and generally restricted to small plants, mostly along stream beds and river courses.

The terrain surrounding the Cerro Casale deposit is adequate for construction of administration, camp and mine facilities, as well as mill, concentrator, tailings and waste rock disposal facilities.

The project is approximately 180 kilometres by road from Copiapo. The initial 25 kilometres is paved highway leading south from Copiapo. After this, a 155 kilometres gravel road winds its way through the Andes Mountains to site. Total driving time from Copiapo to site is about 3 hours.

Copiapo is served by a national airport with daily flights from Santiago. The city has most major services and utilities and serves as a regional centre for this part of Chile. The population of Copiapo is approximately 136,000.

Project Ownership, Mineral Rights and Water Rights

The Cerro Casale Project is owned by CMC, a contractual mining company formed under the laws of the Republic of Chile.

CMC owns 30 claim groups containing 4,105 patented mining claims and totalling 19,955 hectares. Some of these claims partially overlap each other, reducing the actual ground covered by all patented mining claims to an area of 19,520 ha. All mineral rights are protected according to Chilean law, by payment of a mining patent.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale. Piedra Pomez and Pedernales are located 121 kilometres and 210 kilometres, respectively, north of Cerro Casale.

CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 lps. This area is expected to be the principal source of water for the Cerro Casale project.

There are no existing impediments to obtaining easements for rights of way for access roads, water pipelines or concentrate pipelines.

MAAC and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit. The royalty is capped at $3.0 million and varies from 1.0% to 3.0% of Net Smelter Returns based on the gold price ($425 to $600/oz, respectively).

Permitting and Environmental Studies

Ongoing environmental studies for the Cerro Casale project were initiated by CMC in 1998. The scope of these studies includes baseline assessments of the main environmental components comprised of physical (surface and groundwater quality, hydrology, hydrogeology, soil, air, meteorology, etc.), biological (vegetation and fauna), cultural (archaeological) and human resources. Engineering assessments, impact evaluations and development of environmental management plans also form part of environmental studies developed for the project. The study area covered the location of all project components including the proposed water supply well field located in the Piedra Pomez sector, the water pipeline from Piedra Pomez to Cerro Casale, mine site components (open pit, waste rock dump, tailings impoundment, support infrastructure and camp) in the Cerro Casale sector, the concentrate pipeline from Cerro Casale to the proposed port site at Punta Padrones and the proposed port site itself.

These studies led to the preparation of the EIS presented to the Government of Chile’s responsible authority, COREMA, on March 12, 2001. Following a documented review process, approval for this EIS was granted on February 1, 2002. Through this approval the project has secured an important environmental authorization.

Based on AMEC’s review of the project, five items have been identified as potential environmental exposures that will require more study as the project advances. These include:

1.

Environmental Approval of Power Supply Infrastructure. The future supplier of electrical power will need to obtain environmental permits for construction of power lines. It is reasonable to expect that administrative approval of power supply infrastructure will be granted.

2.

Environmental Approval of Port Facilities. CMC will need to obtain permits to build additional port facilities for concentrate shipping. It is reasonable to expect that CMC will negotiate terms for use of the port and that the necessary permits for construction of port facilities will be granted by the Chilean government.

3.

Acid Rock Drainage (“ARD”) potential. There is still uncertainty regarding if mine wastes from Cerro Casale will produce ARD. The potential for elevated concentrations of base metals such as copper and zinc is yet to be determined. ARD assessment work to date has shown that most of the sulphur occurs as sulphate minerals which readily dissolve in water, and could potentially result in drainage waters that carry over 1,000 milligrams per litre of sulphate. Preliminary models of waste rock water infiltration, however, show that there will be no net infiltration in periods with average annual precipitation and low (10-15 mm/yr) infiltration in years with higher than average precipitation. ARD potential deserves additional study.

4.

Impacts on surrounding water systems from water take operations conducted in the Piedra Pomez well field. Permits for use of ground water in the Piedra Pomez basin have been granted by the Chilean Government. Groundwater exploration programs carried out by Placer Dome contractors have identified the Piedra Pomex basin as an endorreic system, or closed topographic and hydromorphic basin, based on geochemical studies. The geology of the basin is such that the basin may not be closed geohydrologically. Additional work may be warranted to confirm the lack of a hydrological connection with surrounding surface water systems.

5.

Downstream impacts from operation of tailing impoundment and waste rock dump facilities. The tailings impoundment is based on conceptual designs and further study of the potential of seepage from the impoundment should be carried out in the future. The potential downstream impact of ARD should be revisited once more information regarding ARD potential is developed.

The next step in relation to the environmental process will be to obtain sectorial permits from the various agencies that have authority over environmental resources and construction, operation and closure of project infrastructure.

Geology

The Cerro Casale deposit is located in the Aldeberan subdistrict of the Maricunga Volcanic Belt. The Maricunga belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centers that extend for 200 kilometres along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Refugio, Marte and La Copia, as well as numerous other smaller mineral prospects. The volcanic rocks overly older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics, exposing porphyry-hosted gold-copper deposits in the Aldebaran area such as Cerro Casale, Eva, Jotabeche, Estrella and Anfiteatro. Composite volcanic centers are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Extensive hydrothermal alteration consisting of quartz-feldspar veinlet stockworks, biotite-potassium feldspar, quartz-sericite and chlorite occurs in these intrusive centers. Gold-copper mineralization is principally associated with intense quartz-sulphide stockworks, potassic and phyllic alteration.

Mineralization and Alteration

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed. Mineralization extends at least 1,450 m vertically and 850 m along strike. The strike of mineralization follows WNW fault and fracture zones. The main zone of mineralization pinches and swells from 250 to 700 m along strike and down dip steeply to the southwest. The highest grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit. Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies. Oxidation generally goes no deeper than 15 m where vertical structures are absent. Oxide is present in linear oxidation zones as deep as 300 m along major fault and fracture zones, or as pendants along the intersection of multiple fault zones.

Drilling Programs

Reverse-circulation (“RC”) and core drilling has been carried out in multiple campaigns since 1989. Anglo American drilled two RC holes in 1989. Bema and Arizona Star drilled a large number of RC and core holes between 1991 and 1997. Placer Dome drilled additional confirmation, infill and geotechnical core holes in 1998 and 1999.

A total of 224 RC and 124 core holes totalling 122,747 metres support the resource estimate for Cerro Casale. RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. RC holes have a range in depth from 23 to 414 m and a mode of 100 m. The average RC hole depth is 193 m.

Core drilling was used to test mineralization generally below 200 m. Core holes are from 30 to 1,473 m deep. Drilling tools produced NC (61 mm), HQ (61 mm), NQ (45 mm) and HX (63 mm) cores. Core recovery is poorly documented but appears to have exceeded 95%.

Most RC and core holes were drilled from the south to north inclined at -60 to -70° to intersect the steeply south-dipping stockwork zones at the largest possible angle. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 45 m. Average drill spacing in the core of the deposit in the interval between 3,700 and 4,000 m is about 75 m. Drill spacing increases with depth as the number holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pit is about 100 m.

AMEC found, in the AMEC Report, that drilling equipment and procedures conform to industry standard practices and have produced information suitable to support resource estimates. Sample recovery, to the extent documented, was acceptable. Sampling of core and RC cuttings was done in accordance with standard industry practices. Collar surveying was of suitable accuracy to ensure reliable location of drill holes relative to the mine grid and other drill holes. Downhole surveys of RC and core holes are not complete and locally downgrade the confidence in the position of individual intercepts of deep mineralization. Holes not surveyed are dominated by RC holes testing oxide mineralization less than 200 m deep.

Logging of RC drill cuttings and core followed procedures suitable for recording lithology, alteration and mineralization in a porphyry deposit. AMEC found the quality of logging to be generally professional and interpretations of lithology and stockwork veining intensity to honour original logs. Geological data and interpretations are suitable to support resource estimates.

Sample Preparation and Assaying

Sample preparation and assay protocols generally met industry standard practices for gold and copper, although the 150 g split for pulverization in 1991 through 1994 is substandard for gold analyses and resulted in poorer precision compared to subsequent years.

Gold was determined on a one assay-ton aliquot by fire assay with either a gravimetric or atomic absorption finish. Copper and silver were obtained from a 2 gram sample aliquot by atomic absorption after an aqua regia digestion. Assay methods conform to industry standard practices.

Assay Quality Assurance and Quality Control

Assay QA/QC protocols were observed throughout all drilling campaigns, with blind standard reference materials

(“SRMs”), blanks and duplicates being inserted into the sample series since the inception of Bema’s RC drill programs in 1993. Monitor Geochemical Laboratories used internal quality control procedures for assays in 1991 through 1994.

An external consultant reviewed QA/QC results in detail for 1991 to 1994 and again (1997a) for core and RC holes drilled in 1995 and 1996. Overall, results indicated that sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20 percent) results for gold and copper.

Another external consultant evaluated QA/QC data for RC and core assays in the 1996 and 1997 drilling programs. SRM performance and assays of blanks, duplicate and checks show acceptable analytical accuracy and precision.

AMEC independently evaluated QA/QC data for 1998 and 1999 drilling campaigns. Assays of SRMs show suitable accuracy. Assays of pulp duplicates indicate a precision for gold of ±19% and ±6% for copper at the 90th percentile, which is marginally acceptable for gold. Assays of SRMs in 1999 show erratic patterns, but pulp duplicates indicate a preparation and assay precision for gold and copper the same as 1998. Analyses of blanks show contamination of up to 0.1 g/t gold during sample preparation for batches 135 to 234. These are mostly for holes in prospects other than Cerro Casale, but do include assays for Cerro Casale core hole CCD111 and geotechnical holes 99GT003-006. Gold grades above the 0.4 g/t internal cut-off are present in holes 99GT003, 99GT006 and CCD111. Coarse reject material should be reassayed for these holes prior to the next resource estimate update.

AMEC reviewed all previous analyses of QA/QC data by external consultants and agrees with their conclusions. With the exception of some remedial work required for holes CCD111 and geotechnical holes 99GT003 and 99GT006 (representing a small percentage of resource blocks), assays are of sufficient accuracy and precision to support resource estimates.

Density

Bulk density values for ore and waste units are based on 877 measurements made on core samples in 1995 and 1996 core drilling campaign by external consultants, in 1996 and 1997 by Bema personnel, and in 1998 by Placer Dome. Bulk densities are assigned by a combination of lithology, stockwork intensity and degree of oxidation. Methods conform to industry standard practices and are considered by Bema to be suitable for estimates of tonnage.

Data Verification

Geological, geotechnical and analytical information were developed over a period of multiple exploration programs between 1991 and 1999. Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

An external consultant audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2% . The same consultant again audited the database for 1996 and 1997 drilling and found an error rate of 0.294% . AMEC audited all of 1998 and 1999 drilling data from Placer Dome and found no errors for assays and lithology for 1558 entries (4.5%) ..

The assay and geological databases are considered by AMEC to be suitable to support resource estimates.

AMEC did not independently sample drill core and obtain commercial assays of check samples. This was not considered to be necessary given the extent of historical blind QA/QC undertaken by Bema and Placer Dome and the level of independent auditing of sampling and assaying in 1994 through 1997.

Geological Interpretations

AMEC reviewed cross section and plan interpretations of lithology, stockwork intensity, oxidation and potassic alteration and found these to conform reasonably to original logged information. Some smoothing was practiced to produce outlines suitable to use in resource estimates. Interpretations are reasonable and in concept are consistent with porphyry gold-copper deposits.

Metallurgical Processing

The metallurgical evaluation of the ore characteristics by the current property owners was conducted over a period of three years (1997-1999), culminating with a series of batch flotation and cyanidation tests in late 1999. The outcome of this program was reported by an external consultant in January 2000.

The 2000 Feasibility Study was updated in March 2004 in order to reflect current costs for the capital and operating costs determination (see “Feasibility Study - 2000”).

Plant design criteria relied mostly on the outcome of the grinding testwork completed in 1997, on the pilot plant work of June 1999 for dewatering circuits, and on the flotation and cyanidation testwork of 1999. These trials focused on the treatment of various rock type composites.

AMEC reviewed premises used to derive the economic value of the contained metals, based on expected recoveries and smelting terms applied. AMEC also reviewed processing costs and their application to the net value function of ore blocks. These were considered to be properly developed.

Metallurgical Tests

Metallurgical testwork appropriately categorized ore types on the basis of their metallurgical characteristics for comminution, optimal grind size, flotation response, cyanidation of tails (for gold) and trace element content.

Metallurgical recovery equations for gold and copper were developed for eight ore types. There was good agreement between the recovery models used in the 2000 Feasibility Study and actual locked cycle test results.

Plant designs are considered reasonable. The resultant sizing of individual equipment, from the application of the adopted design criteria, was not completely confirmed during AMEC’s review, although AMEC verified the testwork parameters and the procedures applied to achieve the scale-up were assessed and found to be following standard practices.

Throughput Capacity

The plant design criteria has been prepared for an average throughput of 150,000 tonnes per day of ore when treating the hardest ore type. Average operating throughputs for all ore types are therefore 163,000 tonnes per day, using a 92% plant availability. The oxides would be capable of a higher throughput still, at 180,000 tonnes per day. This maximum throughput would not be achieved in the plant, and thus does not have to be accommodated for in the downstream processes of the plant, since the proportion of oxide in the mill feed stream is to be kept below 30% in order to achieve saleable concentrate copper grades.

A higher average throughput of 165,000 t/d was adopted for the first years (2 to 8) of projected operation and can be easily accommodated with the grinding circuit power base.

AMEC made cursory verifications of the major equipment sizing for crushing circuits to confirm the capacity of the chosen equipment to process the range of ores expected. Equipment checked was found to be sufficient for the required service.

All the flotation and regrinding circuit equipment selections involve proven technologies and are adequate for the proposed operation. Cleaner tail leaching circuit designs are adequate but may need the addition of a mercury retort system because of the mercury found in the flotation concentrate.

The water treatment system design is based on the Inco/SO2 system, with SO2 being provided by an elemental sulphur burner. This is a proven technology.

Use of small core for drop tests may have biased grinding requirements. AMEC supports the recommendation to conduct drop tests on larger core because if further testing demonstrates that SAG mill capacity is not a constraint; a substantial reduction in the capital cost could be realized by replacing three parallel lines with a dual SAG mill (each with three ball mills).

The calculation of the optimum grind target was comprehensive and is appropriate relative to present metal prices.

Design criteria are conservative relative to the interpretation of the available metallurgical data. Throughputs of softer ore blends may be greater than nameplate output of some of the equipment. Equipment sizing should consider peak throughputs that would result from processing softer ore blends. In particular, sufficient rougher retention time should be allocated for peak throughputs, as well as concentrate dewatering and leaching capabilities.

Mineral Resource and Mineral Reserve Estimates

Mineral resource and mineral reserve estimates are considered by AMEC, in the AMEC report, to be supported by appropriate exploration data, metallurgical tests, mine designs and production plans that have been developed with generally accepted methods. Capital costs are supported with mine, processing, infrastructure, pipeline, port, water supply and ancillary facilities designs at a feasibility study level. Operating costs are generally reasonable and supported by sufficient detail. Capital and operating costs do not reflect changes in costs since the March 2004 Update.

Mineral resource and mineral reserve estimates comply with CIM Standards and National Instrument 43-101 of the Canadian Securities Administrators.

Mineral Resource Estimation Procedures

The mineral resource estimates, done in 1999, were made from 3-dimensional block models utilizing mine planning software. Cell size was 15 m east x 15 m north x 17 m high. Assays were composited into 2 m down-hole composites.

Based on field observations and initial review of the completed geologic models, the author of the 2000 Feasibility Study concluded that the Cerro Casale gold model would be best represented by a combined lithologic-stockwork intensity model, whereas the copper model should be a combination of lithology-oxidation level-stockwork intensity parameters. AMEC concurs with this philosophy for development of geologic models or domains for use in grade interpolation at Cerro Casale.

The author of the 2000 Feasibility Study chose a “semi-soft” philosophy to reflect the transitional nature commonly found between stockwork intensity domains of the same lithology. The Catalina Breccia, due to its distinctly higher grades, was treated as it own interpolation domain with hard boundaries to adjacent domains with respect to gold and copper. Also the oxide and mixed unit contact was treated as a hard boundary with respect to copper. AMEC concurs with this philosophy.

Capping thresholds for extreme grades of copper and gold were determined using histograms, CDF plots and decile analysis. Generally, the distributions do not indicate a problem with extreme grades for copper nor gold (for most domains). Selected capping levels remove about 0.5% of metal.

Modelling for gold and copper grades consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated. Nearest-neighbour grades were also interpolated for validation purposes. The radii of the search ellipsoids were oriented to correspond to the variogram directions and second range distances. Block discretization was 3 x 3 x 3.

A two pass approach was instituted each for gold and copper grade interpolation. The first and main interpolation was set-up so that a single hole could place a grade estimate in a block located in sparsely drilled regions yet multiple holes would be used in areas of denser drilling. Blocks needed a minimum of 6 composites in order for a block to receive an estimated grade. Maximum composite limits were set to 20. Because usage of data from multiple drill holes was not forced during the interpolation runs, AMEC and the author of the 2000 Feasibility Study checked the model in areas likely to be Measured (i.e. areas of higher density drilling). Almost all of these blocks used the maximum number of composites which meant, that because of the search ellipsoids used, multiple holes must have been used.

A second pass, mimicking all parameters of the first, was run strictly for inferred mineral resources and used 1.5 times the first pass search ellipse size.

Bulk density values were assigned into the resource model by means of the copper domains. The assigned values were: 2.40 (C01 domain), 2.65 (C02, C03, C04 and C05 domains), 2.58 (Catalina Breccia or C06 domain) and 2.61 (C15 or undefined domain). These values are supported by appropriate density measurements.

AMEC validated the resource estimates contained in the 2000 Feasibility Study using inspection of estimation run files, inspection of block grade sections and plans, cross validation using change of support, and inspection for local biases using nearest-neighbour estimates on spatial swaths through the deposit. These checks showed no biases or local artefacts due to the estimation procedures.

Resource Classification

The mineral resources of the Cerro Casale project were classified into measured, indicated and inferred mineral resources. Parameters were chosen based on the gold variogram models. Measured mineral resources were set by a search ellipse defined by the first ranges of the variogram; indicated mineral resources used a search ellipse defined by the second variogram ranges; and inferred mineral resources were set using a search ellipse that was 1.5 times the second ranges of the respective variogram models. Only blocks that contained interpolated gold values were used in the inferred category.

Inspection of the model and drill hole data on plans and sections, combined with spatial statistical work and validation results done by the author of the 2000 Feasibility Study and reviewed by AMEC support this classification scheme. AMEC would recommend that in future work there be direct verification that multiple holes located within the respective search ellipse will be used in estimating measured and indicated mineral resources rather than the current indirect method. Nonetheless, AMEC finds that the Cerro Casale mineral resources were estimated and categorized using logic consistent with the CIM definitions referred to in National Instrument 43-101.

The mineral resources of the Cerro Casale project were tabulated based on material that fell within an optimistic ultimate pit shell. That shell was made based on a gold price of $500/oz, $1.25/lb for copper, and estimated costs

(from experience at similar mines) of $3.39/tonne. This shell fulfills the expectation of reasonable extraction test in declaring mineral resources at Cerro Casale. AMEC agrees with this logic and its implementation.

The mineral resources for Cerro Casale are reported at a gold cut-off grade of 0.4 g/t and are shown in the following table. Mineral resources are reported inclusive of mineral reserves.

Cerro Casale Project Mineral Resource Summary
2000 Feasibility Study (1), (2), (4)

		Grades		Contained Metal(3)
	Tonnage	Gold	Copper	Gold	Copper
Mineral Resource Category	(kilotonnes)	(g/t)	(%)	(M oz)	(kilotonne)

Measured	202,800	0.75	0.25	4.89	500
Indicated	910,800	0.70	0.26	20.53	2,368
Measured + Indicated	1,113,600	0.71	0.26	25.42	2,868
Inferred	171,200	0.63	0.33	3.49	565

(1)	Mineral resources were defined within a Lerchs Grossman pit designed using $500/oz gold price, $1.25/lb copper price and operating costs of $3.39/t.
(2)	Mineral resources are reported inclusive of mineral reserves.
(3)	Subject to mining dilution and process recovery losses.
(4)	Bema has a 24% interest in these mineral resources (see “Acquisition of Aldebaran Property”).

Mineral resources were last estimated in January 2000. These have not changed and are compliant with CIM Standards on Mineral Resources and Reserves (2004) and National Instrument 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

Mineral reserves were estimated in the 2000 Feasibility Study using an elevated cut-off grade strategy for the four phases of mining and use of stockpiling low and high-grade ores during pre-production and normal production phases. A net revenue block model, referred to as the Profit Model, classified each block as ore or waste based on a minimum profit value of $0.25/t after the deduction of all costs associated with mining, processing, administration, freight, smelting and refining from the recovered metal value. Blocks with values less than $0.25/t were classified as waste and assigned a negative value equivalent to the cost of mining that block. Metal prices used were $350/oz for gold and $0.95/lb for copper. Proven and probable mineral reserves are listed in the table below.

Life-of-mine waste:ore strip ratio is 2.67:1. Mining rates start at 296 Mt/a in Year 1, peak at 298 Mt/a in Year 2 and decline to 32 Mt/a by Year 18. Mine life is 18 years with two years of pre-production stripping.

Equipment selections are generally appropriate for the mine design, production rate and production schedule, but projected equipment availabilities are at the maximum for their respective ratings.

Proven and Probable Mineral Reserves as of January 2000
using Elevated Profit Cut-Off Strategy
(from 2000 Feasibility Study) (1), (3)

	Tonnage	Grade		Contained Metal(2)
		Gold	Copper	Gold	Copper
	(kilotonnes)	(g/t)	(%)	(million oz)	(kilotonnes)
Proven	200,266	0.72	0.25	4.64	501
Probable	834,799	0.68	0.26	18.25	2,170
Total Proven & Probable	1,035,065	0.69	0.26	22.89	2,671

(1)	$350/oz gold and $0.95/lb copper prices used.
(2)	Subject to process recovery losses.
(3)	Bema has a 24% interest in these mineral reserves (see “Acquisition of Aldebaran Property”).

Mine designs and production planning are suitable to support reserve estimates and are compliant with CIM Standards and National Instrument 43-101.

Mining Designs and Production Plans

Under the 2000 Feasibility Study all planned mining of the Cerro Casale deposit will be conducted by conventional open pit methods. The mine plan features a four stage open pit which is scheduled to deliver a nominal 150,000 t/d of mill feed at a maximum mining rate of 816,000 t/d over an 18 year mine life. The final pit stage will measure over 2,100 m in diameter and the highest sector of highwall will have a vertical extent of 1,224 m, ranking the proposed final pit amongst the world’s largest.

The primary crusher will be located 500 m south of the ultimate pit limit, although a 2 kilometres haul road is required out of Stage 1 around the east side of Cerro Casale. Waste dumps and low-grade stockpiles will be located within 500 m of the pit entrance. The Rio Nevado valley will be used to store waste rock. The northern edge of the waste rock dump will form the buttress for the tailing dam. The dumps and stockpiles will be built from the 4,087 m pit entrance elevation from the onset of mining. The truck fleet will be augmented by a trolley assist system in Year 5 as the majority of mining progresses below the pit entrance elevation of 4,087 m.

Mine design and planning steps were carried out by the author of the 2000 Feasibility Study using an internally developed and proprietary software package for mine planning pit optimization, with exception of the stage limits which were defined using the NPV Scheduler package, and the smoothed pit stage design which was performed using the Vulcan mine planning package. AMEC considers these mine planning software packages to be robust, well accepted by the mining industry and appropriate for assessing the mining potential of the Cerro Casale deposit.

The author of the 2000 Feasibility Study used an economic model for pit designs which incorporates metallurgical recoveries and processing costs by ore type, incremental mining costs, mine dewatering and geotechnical parameters. An average gold price of $350/oz, a copper price of $0.95/lb and an exchange rate of US$1 per 510 Chilean pesos were used for the pit value model. Updates of capital and operating costs in 2004 used an exchange rate of US$1 per 600 Chilean pesos. AMEC reviewed the economic modelling methodology and parameters applied. They are considered by AMEC to be standard practice and appropriate for this deposit. A spreadsheet model was built to replicate the profit model calculation and used to check selected block values from different process groups and spatial areas within the ultimate pit. The spreadsheet calculated values checked closely with the profit model values.

The ultimate pit was optimized in four stages with the net value maximized for each stage. Pit designs use a 17 bench height. AMEC recommends a standard 15 m bench height to match equipment selections.

The simplification of the inter-ramp slope recommendations used is reasonable for pit optimization and acceptable for feasibility level pit design. For the next feasibility update, AMEC recommends the construction of a geotechnical block model, which will allow the generation of pit designs that will more closely honour the geotechnical engineer’s inter-ramp angle, bench face angle and berm width recommendations.

Unbroken inter-ramp slopes in excess of 350 m vertical height should be avoided in preliminary mine plans.

Estimated Operating Costs

Total Unit Costs

Total estimated unit operating costs, updated in March 2004 total $4.90/t of ore milled. Estimated costs by area are:

Estimated Unit Operating Costs

Area	Cost $/t
Mine	1.64
Processing	2.63
Maintenance	0.12
Administration	0.51
Total	4.90

Mine Operating Costs

The open pit operating costs have been estimated on a yearly basis by determining major and support equipment requirements, including supplies, consumables and manpower requirements. Cost information was derived from manufacturer’s information and extrapolated from existing Placer Dome operations.

Process Operating Costs

All the estimated consumable costs reported in the final operating cost estimate were revised in the March 2004 Update. The overall processing costs were revised from the 2000 Feasibility Study of $2.62/t to $2.63/t. Incremental costs for electricity and manpower were largely compensated by an expected reduction in the cost of consumables.

The resulting estimated processing costs distribution, as expected per the variations to major cost posts revealed in the March 2004 Update, are indicated in the following table:

Estimated Distribution of Processing Operating Costs

Area	Cost $/t
Operation labour	0.08
Maintenance labour	0.07
Reagents	0.31
Power	0.80
Grinding Media	1.11
Operating Supplies	0.02
Maintenance Supplies	0.24
Total	2.63

Maintenance

Costs cover maintenance of mine and mill equipment, water supply, power transmission, substations, roads and yards, plant site buildings and accommodations camp. Labour costs are distributed into direct mine and mill operating costs.

General and Administration

General and administration costs include personnel, accounting, warehousing, transport of employees, human resources, insurance and head-office allocations.

AMEC reviewed the estimated costs in each area and found them to be reasonable for the time of estimate in the March 2004 Update.

Capital Costs

Total estimated capital costs are listed by facility in the following table, as provided in the March 2004 Update.

Total Estimated Capital Costs

March 2004
$ (millions)
Direct Costs
Plantsite & roads	38.1
Primary crusher	24.2
Coarse ore stockpile	17.4
Conveying	34.1
Grinding Facilities	195.4
Flotation Facilities	112.8
Leaching Facilities	24.4
Refinery	5.8
Water supply	98.0
Shops & warehouses	20.2
First aid building	0.4
General office	6.4
Assay laboratory	3.5
Portside filter plant	15.6
Open Pit – preproduction stripping & mining equipment	363.5
Power supply	27.1
Tailings disposal	31.7
Concentrate handling	9.3
Cyanide destruction	9.0
Concentrate pipeline	51.9
Accommodations	21.8
Vendors	7.0
Total Direct Costs	1,117.6
Indirect Costs
Construction overheads	83.3
Operations overheads	27.0
Project management	88.4
Design & engineering	75.5
Warehouse inventory	31.3
Freight	40.7
Taxes & duties	12.4
Total Indirect Costs	358.6
Total Construction Cost	1,476.3
Contingency	147.6

March 2004
$ (millions)
Commissioning	25.5
Total Capital Cost	1,649.4

Post-construction sustaining capital costs are estimated to total $287.9 million and include:

Post-Construction Sustaining Capital Costs

Area	Cost $ (millions)
Mining Equipment	160.5
Pit Dewatering & Trolley Assist	17.1
Tailings	22.9
Process Plant & Water System	71.4
Mine Closure	16.0
Total	287.9

AMEC reviewed estimated capital costs for mine facilities and infrastructure using layout drawings, process flowsheets and engineering drawings. Civil, concrete, steel and piping drawings were not available. AMEC reviewed the estimating method used by the author of the 2000 Feasibility Study and March 2004 Update compared the totals against projects of similar design and size. Emphasis was given to major capital items and unit prices for each.

Direct costs include civil works in the pre-production stage, mine equipment, preproduction stripping, and construction of mine, process, camp, administration facilities and general infrastructure. Methods used were adequate.

Quantities for civil works were estimated based on the general arrangement drawings developed for the project using historical unit prices available in the database of the author of the 2000 Feasibility Study. The method used for the engineering development level is adequate.

Equipment for electrical works was estimated using the database and local operating experience of the author of the 2000 Feasibility Study and March 2004 Update. The method used was considered by AMEC to be adequate.

Selections and quantities of mining equipment are appropriate for the design of the project and considering the availability of equipment at the time of the 2000 Feasibility Study. These equipment selections will be updated in 2005.

AMEC believes the following costs may be underestimated and should be revisited by CMC in the next feasibility study update:

(a)	A price of $1.50/cubic metre should be used for mass backfill, which may add $1 million to backfill in several sectors.

(b)	An average price of concrete no lower than $650/cubic metre should be used, which may add $11 million to facility costs

(c)	Mechanical platework should use a unit cost $3,500/t, for an increase of $3 million.

Indirect Costs

Indirect costs are those incurred in the construction and start-up phase and include all vendor, construction facilities and operation, freight, management fees, engineering procurement and construction management fees, spare parts, initial fills and consumables, and commissioning and owner costs.

In general, the bases for estimating indirect costs are in accordance with customary industry practices. AMEC recommends an additional $8 million for camp catering and maintenance based on other operations in Chile.

Sustaining Capital

Sustaining capital is required for mining and process equipment replacements, pit dewatering, installation of trolley assist for haul trucks and mine closure. Equipment selections and qualities appear reasonable relative to AMEC’s experience with similar scale projects.

Economic Analysis

Economic analysis of the Cerro Casale project is based upon a discounted cash flow analysis on a post-tax basis, using proven and probable mineral reserves and annual production plans as described in the 2000 Feasibility Study. Projections for annual revenues and costs are based on data developed for the mine, process plant, capital expenditures and operating costs.

The following are AMEC’s conclusions on Cerro Casale economics based on its review of the 2000 Feasibility Study and the March 2004 Update:

  Discounted cash flow analysis indicates that the project offers a positive return. Payback period is 9.4 years. Life of mine is 18 years.

  The model does not include an allocation for working capital, however, when standard estimates are used for working capital, there is only a small impact on return and the internal rate of return is still positive.

  All other inputs are appropriate and, apart from the first few years of development, all future annual cash flows are positive.

As with many projects of this type, the Cerro Casale project is most sensitive to changes in metal price and rather less so to changes in operating cost and capital expenditures.

In AMEC’s opinion, the level of detail used in the economic analysis is appropriate for a feasibility study and is a reasonable estimate of project value.

The conclusions reached in these economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during recommencement and operation of the Cerro Casale project. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Kupol Gold and Silver Project, Russia

The Company holds a 75% interest in the high-grade Kupol gold and silver project in northeast Russia.

Acquisition of Kupol Project

On December 18, 2002, the Company announced that it had completed the terms of a definitive Framework Agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver property. The Company could acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December 2002) and expending a minimum of $5 million on exploration on the Kupol property by December 2003 (completed); (ii) a further 10% interest by paying $12.5 million by December 2003 (paid); (iii) an additional 10% interest by paying $10 million in cash (paid) and expending an additional $5 million on exploration by December 2004 (completed); and (iv) the final 35% interest by completing a bankable feasibility study (completed June 2005) and paying approximately $14.5 million representing $5.00 per ounce for 75% of the gold identified in the proven and probable mineral reserve categories in the Kupol Feasibility Study (paid August 30, 2005), within 90 days of completion of the Kupol Feasibility Study. In accordance with the Framework Agreement, as the Company has now earned its 75% interest in the Kupol property, by June 2006 the Company is required to draw down the required construction financing and commence mine construction, subject to certain conditions, and must pay a further $14.5 million, calculated on the same basis as the August 30, 2005 payment.

Kupol Technical Report

In June 2005, the Company announced the results of the Kupol Feasibility Study, which demonstrates that Kupol is technically feasible and can be developed as a high-grade, low-cost gold and silver mine with robust project economics (see “Kupol Feasibility Study”). On July 4, 2005, Bema filed a National Instrument 43-101 compliant technical report (the “Kupol Technical Report”) summarizing the findings of the Kupol Feasibility Study. William J. Crowl, of Gustavson, Fred Stalbush, Engineering Manager for Bema and Tom Garagan, Vice-President of Exploration for Bema, are the Qualified Persons under National Instrument 43-101 responsible for the preparation of the Kupol Technical Report. The Kupol Technical Report has been filed and is available for review at www.sedar.com. The technical information in the following sections concerning the Kupol property is principally derived from the Kupol Technical Report.

Property, Location and Access

The Kupol project hosts a large epithermal gold and silver vein system, located within the Cretaceous Okhotski-Chukotski volcanic belt approximately 940 kilometres northeast of Bema’s Julietta Mine and 200 kilometres east of the City of Bilibino in northeastern Russia. Access to the property is via dirt road and all terrain track in the summer and a winter road for the remainder of the year or by helicopter from Bilibino.

The property comprises a 7.8 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation on April 6, 2002 and is held by CMGC, the Russian operating company currently held indirectly as to 75% by the Company. The remaining 25% of CMGC is held by the Government of Chukotka.

There are no royalties payable in respect of the Kupol project but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

Mineralization and Previous Exploration

Gold and silver mineralization is hosted by low sulphidation epithermal quartz-adularia veins within a north-south fault zone in Cretaceous andesite flows and pyroclastic units. Gold-bearing banded chalcedonic quartz-adularia veins and breccias are associated with silicification, argillization and rhyolite dykes for 4.1 kilometres along strike. The mineralization remains open to the north and south and at depth. The main veined zone is up to 50 metres wide and has been drilled to a maximum vertical depth of approximately 725 metres. The vein dips range from vertical to 75º to the east. The deposit has been divided into six contiguous zones; from north to south these are: North Extension, North, Central, Big Bend, South and South Extension. Mineralization, with widths up to 22 metres, has been defined along 3.9 kilometres of strike. Gold and silver occur as native gold, gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant). Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias. In 2005, a series of polymetallic veins were discovered starting 350 metres west of the main Kupol structure. These veins strike northwest and dip 55° to 75° to the west.

The mineralization at Kupol was discovered by regional geochemistry in 1995. The first detailed exploration program was carried out in 1997. Physical exploration by the previous Russian operator consisted of geological mapping, topographical surveying, diamond drilling, trenching, soil geochemistry and geophysics over four kilometres of strike length. Approximately 34 trenches, at 50 to 150 metre spacing, were completed over three kilometres of strike length.

The central portion of the zone was stripped and channel sampled along 425 metres of strike length. Twenty-six holes totalling 3,004 metres were drilled on 50 metre centres over 400 metres of strike length in the central area.

A 145-kilogram sample was collected from the trenches for metallurgical work. A series of grinding, gravity, flotation and cyanidation tests were completed. Results from work on the small sample have been reported. Recoveries are 97.4% for gold and 90.7% for silver using gravity plus cyanidation. No details of crush size or reagents were given.

Recent Exploration and Development

During 2003, the Company spent approximately $9.8 million on an exploration program at the Kupol property which included 22,257 metres of drilling, extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, approximately $11.3 million in expenditures were incurred relating to initial engineering work and studies toward a scoping or preliminary economic assessment which was successfully completed in 2004, and on procurement of equipment and supplies for the 2004 exploration and development program.

The 2004 exploration and development program at Kupol commenced in May and ended in November 2004. The program included 52,828 metres of drilling in 309 holes to further explore the property and to conduct infill, reserve definition drilling. The highlights of results from the 2004 drilling program were: the extension of high-grade mineralization in the North Zone 250 metres to the north at depth; confirmation of multiple veins and identification of new veins in the North Zone; the discovery of a new high-grade sub-parallel or offset vein in the South Zone; the definition of existing and discovery of a new high-grade mineralized shoot in the Central Zone. The development portion of the 2004 program also included the engineering and design of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, water well drilling, final metallurgical test work and procurement of equipment for the planned commencement of mill construction in 2005. Bema spent approximately $82.3 million on exploration and development at Kupol in 2004.

Activity during 2005 at the Kupol project consisted primarily of continued exploration and development work at the site as well as mobilization of materials and supplies to Kupol for the 2005 season and to the East Siberian sea port of Pevek, Russia for the 2006 season. The seasonal nature of access to the site requires purchasing and placement of supplies and materials well in advance of being used for construction.

The 2005 exploration and development program at Kupol commenced in May and ended in September 2005. The program included 46,147 metres of drilling in 192 holes to further explore the property and to conduct infill and resource definition drilling.

The highlights of results from the 2005 drilling program are: the increase of indicated mineral resources; deep drilling in the North Extension which extended inferred mineral resources 200 metres north of previous estimates; deep drilling under the Big Bend and South zones; and further delineation of the South Offset zone located east of the main South veins. A new high-grade vein system, the Vtoryi II, was discovered outside of the main Kupol vein structure, which opens up the rest of the property and region for further exploration.

In late May 2006, an exploration program consisting of 20,000 metres of diamond drilling will commence designed to test other veins, structures and extensions of the main Kupol vein which continues to remain open in all directions.

Construction work in 2005 at the site included completion of the excavation and preparation of the permanent man campsite, roadwork and the continuation of excavation activities at the airstrip. All scheduled earthworks for 2005 were completed. Orocon Inc., the construction contractor, completed the erection of six 3,000 m3 fuel storage tanks and poured 3,200 m3 of concrete at the mill and services building. The components for the permanent man camp, mill and services building and the grinding and crushing equipment were delivered to Pevek and are being transported to Kupol during the first quarter of 2006 over the Company-built winter road between Pevek and Kupol. Erection and installation work will begin later in the spring of 2006 when the supplies reach the site. Logistically, a total of 16,000 tons of equipment, materials and supplies were shipped on four vessels from the port of Everett,

Washington, two vessels from the Russian seaport of Vostochniy and one ship from the Russian seaport of Vanino. Also, 4,500 tons of supplies were shipped on river barges down the Lena River from Ust Kut to Zelënyi Mys, a port on the Kolyma River, which is approximately 400 kilometres west of the Kupol property. Road construction to allow transportation of all these supplies to the Kupol property began in the fourth quarter of 2005; the road was opened for use in the first quarter of 2006. In addition to the freight above, the Company purchased and has begun to transport approximately 16,000 tons of fuel for use during the winter months and for storage at the site for the remainder of the work to be completed in 2006.

In 2005, the Company expended approximately $155 million on the Kupol project of which $14.5 million was for a property payment, $8.6 million related to capitalized interest expenses, bank fees, legal and other Kupol project financing-related costs and $132.2 million was for procurement of materials, transportation and construction of the Kupol Mine. Development and construction at the Kupol Mine of $132.2 million exceeded the budgeted amount of $117.6 million (which included a contingency of $5.9 million), by $14.6 million. Of the $14.6 million only $1.8 million relates to a cost overrun. The remaining $12.8 million of over spending in 2005 related primarily to advancing the timing of procurement of fuel, operating supplies and some mining equipment. In addition, a larger portion of the project supplies were shipped in 2005 than planned resulting in an acceleration of spending for the year which is not expected to result in a variance to the total project capital cost of approximately $470 million. Total contingency for the project, included in the $470 million estimate, is approximately $55 million of which $7.7 million was used in 2005.

The development portion of the 2005 program included the following: completion of the foundations for the mill, SAG and ball mills at the processing plant, erection of six 3,000 metre3 fuel tanks; completion of the mill site earth works and the pad for the permanent man camp; completion of the roads to the airport and the south; and completion of all the geotechnical and hydrological drilling required for the project. In addition, the airstrip construction commenced and by year end was approximately 60% complete.

The 2006 development budget at the Kupol property is approximately $140 million excluding VAT. The construction program will include erecting the mill building and permanent 600-man camp and completing the runway for fixed-wing aircraft. In addition, open pit mining and underground development work will begin in 2006. The current development plan contemplates production commencing at Kupol in 2008 now that the Kupol Feasibility Study has been completed and construction financing arranged. The final permits for construction of the Kupol Mine are expected in April 2006.

Reserve Estimate

Using only the indicated mineral resource, the Kupol Feasibility Study calculates a probable mineral reserve estimated at 7.1 million tonnes containing 3.85 million ounces of gold at an average gold grade of 16.9 g/t and 48.76 million ounces of silver at an average silver grade of 214 g/t as detailed below:

Probable Mineral Reserve Estimate (June 2005)(1)(2)(3)(4)(5)

Source	Tonnes	Gold Grade g/t	Contained Gold Oz(2)	Silver Grade g/t	Contained Silver Oz(2)	Reserve Category
Open Pit	1,425,695	20.4	937,014	193	8,854,237	Probable
Underground	5,661,203	16.0	2,918,414	219	39,908,197	Probable
Total	7,086,898	16.9	3,855,428	214	48,762,434	Probable

(1)	Mineral reserves are in situ, material that includes expected mining dilution of 22% and mining recovery of 96%.
(2)	Contained metal estimates remain subject to process recovery losses.
(3)	Metal price assumptions are $400/oz for gold and $6.00/oz for silver.
(4)	Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a 6 g/t gold cut-off grade.
(5)	Bema’s share of mineral reserves is 75% based on its ownership of the Kupol project.

William J. Crowl is the Qualified Person responsible for the preparation of the estimation and classification of the mineral reserves as presented in the Kupol Technical Report. Mine planning is based on indicated mineral resources only. A starter pit with an acceptable strip ratio of 12:1 is designed to provide 1,000 tpd of early high-grade feed to the Kupol mill, while the longer-lived underground mine ramps up to its full production capacity of 1,750 tpd in 2008. The pit is optimized at a $75 gold price and a design entails a three-phase design using a modified benching method of mining and the mine construction fleet. The underground mine is designed to recover the highest percentage of resource possible that passes an 8 g/t Au, 20 gm-m filter. The mine is accessed by twin declines that provide ingress/egress and ventilation, and a series of spiral ramps. Approximately 30% of the ore is extracted by mechanized development drifts, with the balance recovered by longhole open stoping with waste fill. The feasibility study mine plan includes detailed costs and estimates of yearly tonnages from the open pit and underground mines, equipment and capital costs, manpower, administration, supply and maintenance costs, and sustaining capital. The feasibility economic model incorporates the mining of all reserves and demonstrates profitable extraction. Provisional Russian government approvals of the Kupol mineral reserves are in place and there is a reasonable expectation that final Russian reserves will be completed and approved for mining during 2006. An updated mine plan and mineable reserve based on the February 8, 2006 indicated mineral resource is expected to be completed by Bema by May 2006.

Resource Estimate

On February 8, 2006, following the 2005 exploration program, Bema announced an updated mineral resource estimate for Kupol.

The new indicated and inferred mineral resource estimate (with cut grades) above a 6 g/t gold grade cutoff area is summarized below. The quality control program used to monitor the accuracy of the assay database was managed and supervised by Bema’s in-house Qualified Persons and was audited by external consultants. Geological interpretations were completed under the supervision of Bema’s exploration manager at the Kupol property. The resource estimate was prepared by Bema personnel under the supervision of Susan Meister, manager of Bema’s resource estimation group. Tom Garagan, Vice President of Exploration for the Company, is the Qualified Person under National Instrument 43-101 for the purposes of the mineral resource estimate.

Estimated Indicated Mineral Resources, Undiluted, Cut Above 6 g/t Gold Cutoff

Zone	Tonnes (000’s)	Gold Grade (g/t)	Contained Metal Gold Troy Ounces (000’s)	Silver Grade (g/t)	Contained Metal Silver Troy Ounces (000’s)
Big Bend	2,318	29.0	2,165	344.0	25,637
Central	1,832	16.3	958	208.2	12,263
North	2,365	16.7	1,267	197.9	15,045
South	912	14.8	433	182.9	5,362

Total (All Zones)	7,427	20.2	4,822	244.2	58,307

Estimated Inferred Mineral Resources, Undiluted, Cut Above 6 g/t Gold Cutoff

Zone	Tonnes (000’s)	Gold Grade (g/t)	Contained Metal(1) Gold Troy Ounces (000’s)	Silver Grade (g/t)	Contained Metal(1) Silver Troy Ounces (000’s)
Big Bend	134	10.8	46	144.3	620
Central	311	9.4	94	160.8	1,607
North	797	11.0	281	168.8	4,329
North Extension	2,117	15.2	1,032	170.8	11,627

Zone	Tonnes (000’s)	Gold Grade (g/t)	Contained Metal(1) Gold Troy Ounces (000’s)	Silver Grade (g/t)	Contained Metal(1) Silver Troy Ounces (000’s)
South	354	14.5	165	263.1	2,993
South Extension	124	12.2	49	136.4	543
Vtroyi II	68	21.8	48	231.9	506

Total (All Zones)	3,904	13.7	1,714	177.0	22,225

(1)	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Contained metal estimates remain subject to mining dilution and process recovery losses.

The 2005 program increased the indicated mineral resource estimate at Kupol as at February 8, 2006 to 7.4 million tonnes at an average gold grade of 20.2 g/t and an average silver grade of 244.2 g/t, containing 4.8 million ounces of gold and 58.3 million ounces of silver, from 6.4 million tonnes at an average gold and silver grade of 20.3 g/t and 257 g/t containing 4.28 million ounces of gold and 52.9 million ounces of silver in the Kupol Technical Report.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Kupol Technical Report estimated an inferred mineral resource at approximately 4 million tonnes grading on average 12.4 g/t gold and 171.4 g/t silver containing 1.6 million ounces of gold and 23 million ounces of silver. The inferred mineral resource at February 8, 2006 is estimated at 3.9 million tonnes with average grades of 13.7 g/t gold and 177 g/t silver respectively containing 1.7 million ounces of gold and 22.2 million ounces of silver. The new indicated mineral resources fall within the area of the mine’s current primary development plan. Bema expects to complete an update of the mineral reserve estimate and mine plan for Kupol by May 2006.

Kupol Mineral Resource Estimate – Methodology

The resource estimate was completed using a three-dimensional computer block model built using Datamine software. The interpretation of veins, stockwork zone, the dykes and faults were completed on vertical east-west trending cross sections with reconciliation of the interpretation done on levels. Three-dimensional solids (wireframe) models were the basis for coding blocks and drill hole assay intervals. A set of 39 estimation domains were used to control the search orientations for the inverse-distance-squared estimation. The Vtoryi II resource was estimated using inverse distance to the 6th.

Gold and silver grades were cut prior to grade estimation and resource reporting. The amount of metal removed is similar to the metal reduction targets recommended in the Kupol Feasibility Study. The gold and silver metal reduction for the indicated and inferred mineral resources is 6.2% and 6.8%, respectively, as compared to the uncut estimation.

Specific gravity measurements (using a wax-coated immersion technique with checks) were completed in the 2005 drill campaign in North Extension and Vtoryi II areas. A total of 109 measurements on vein and stockwork samples for North Extension give an average specific gravity of 2.52 and 78 measurements on vein samples in Vtoryi II gives a value of 2.54. Measurements (approximately 600) were made in 2003 and 2004 on the rest of the Kupol property including South, Big Bend, Central and North indicating 2.48 is an appropriate specific gravity for these areas.

Resource Classification

Indicated mineral resources are nominally drilled on a 50x50-metre hole and trench spacing with approximately 80 percent of Big Bend drilled at 25x50-metre spacing. Projection of indicated mineral resources is limited to 25 metres down dip and 12.5 to 25 metres along strike. Inferred mineral resources are nominally on a 100-metre drill hole spacing with projection beyond a hole no more than 100 metres.

Due to the uncertainty that may attach to inferred mineral resources, it cannot be assumed that all or part of an inferred mineral resource for the Kupol property will be upgraded to an indicated or measured mineral resource because of continued exploration.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sampling Protocols

A drill core from the 2005 program was delivered from the drills to the logging facility in covered wooden core boxes. The core was ‘quick’ logged by a rig geologist, and then Russian geologists completed detailed geotechnical and geological logs. All core was photographed (wet and dry) after logging. Boxes of core to be samples were delivered to the splitting shack; the remaining boxes were placed in storage racks. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The boxes of cut core were then moved to a core storage tent or to racks. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ- and NQ-sized samples. For samples of strongly broken core, care was taken to ensure a 2/3 split of the sample. This commonly involved the use of a metal divider and a spoon. The core was split in consecutive sampling order, from top of hole to the bottom. Field duplicate samples were created by cutting the 2/3 split into two 1/3 sections; both samples were sent for analysis.

Samples of cut core were bagged. Field blanks and reference standards were regularly inserted into the sample stream by the logging geologists. The samples were assembled into batches of 20, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Trench Sampling Protocols

Trench sampling followed the same sampling and quality control and quality assurance protocols as the cores. For the trenches excavated across the zone, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across each channel to ensure that there was no sampling bias based on rock softness or fracture density. In 2004 and 2005, portions of the Big Bend, South Zone and North Zone were stripped of cover and pressure-washed using a Wajax pump. The channel edges were cut using a diamond rock saw, and the samples were chiselled from the cut and collected into sample bags. Sample intervals were marked with metal tags. The same quality control protocols as for core were employed.

Quality Assurance / Quality Control Programs

A strict field protocol for assay quality control program included the insertion of standard reference material to monitor accuracy, coarse blank material to monitor contamination and sample mix-ups, and field duplicates to monitor precision. This program was used for drill core, trench, channel, and rock samples. These protocols were used for the full 2003, 2004 and 2005 programs; they have been independently audited and deemed acceptable. There is no quality control data for work conducted prior to 2003.

In 2004 and 2005, all samples were initially assayed at the on-site Kupol assay laboratory. In 2003, due to start up problems with the Kupol assay laboratory, the initial sets of samples from the project were analyzed at Bema’s Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample preparation and analyses. Pulps from all samples originally analyzed at the Julietta laboratory were returned to Kupol and re-analyzed at the Kupol laboratory. The database used in the resource calculation only contains data from the Kupol laboratory.

Pulp samples, representing 13% of the entire sample set, were analyzed at an independent assay laboratory in North Vancouver, British Columbia, Canada, as a check on the results obtained from the Kupol laboratory. Additionally, 269 samples that were analyzed by the first independent lab were also analyzed at a second independent lab in Vancouver, British Columbia, Canada. The quality control program, the Kupol laboratory, and the assay results have been independently audited (both on-site and off) and have been found to be fully compliant with National Instrument 43-101 requirements.

Metallurgical Testing

Detailed metallurgical test work for Kupol commenced in July 2004. Testing comprised the evaluation of drill core samples for assessing leach optimization; gold and silver recovery variability; grade versus recovery relationships; grind variability; cyanide destruction/recovery; thickener and filtration characteristics; and confirmation testing on new samples from similar locations to 2003 test samples. In 2005, a limited amount of additional metallurgical testing, with an aim toward optimization of the ore processing, was conducted. In addition, preliminary testing was conducted on the new zones and areas of mineralization that were identified in the 2005 exploration program. Testing is ongoing.

A small bulk sample for assessment of thickening/filtration characteristics and for testing material handling properties was collected.

Test results to date indicate gold recoveries from 87.4% to 95.3% (mean 93.8%) and silver recoveries ranging from 46.8% to 79% (mean 78.8%) ..

Kupol Feasibility Study

In June 2005, the Company announced the results of the Kupol Feasibility Study. The Kupol Feasibility Study indicates that development of the Kupol project is technically feasible and can be developed as a high-grade, low cost gold and silver mine with robust project economics. The Kupol mine is projected to produce more than 550,000 ounces of gold annually, over the initial 6.5 -year mine life, with operating cash costs of $47 per ounce and total cash costs of $88 per ounce (net of silver credits assuming a $6.00 per ounce spot price). The project financing is fully committed and final permitting is expected by April 2006, followed by the project loan draw down. Construction is ongoing and the mine is currently on schedule to commence production in mid 2008. The main construction years at Kupol will be 2006 and 2007. Production is expected to commence at Kupol in mid-2008.

The Kupol Feasibility Study was prepared by an integrated engineering team. Fred Stalbush, Engineering Manager for Bema, is the Qualified Person defined under National Instrument 43 101 for the Kupol Feasibility Study.

Mine Plan

The Kupol Feasibility Study contemplates the simultaneous commencement of open pit and underground mining. Open pit mining methods during the first four years of the project will mine the ore on a two shift per day, 340 days per year schedule (25 days per year are not scheduled to allow for weather delays), at a rate of approximately 1,000 tonnes per day of ore and 11,500 tonnes per day of waste. Low grade ore will be stockpiled and delivered to the mill in the later years of the project’s life. The waste to ore strip ratio is 12 to 1. The average mining dilution in the final pit model is 24%.

Open Pit Production Schedule

OPEN PIT PRODUCTION	2007	2008	2009	2010
High Grade Ore Pit Production	178,628 t	229,895 t	268,454 t	273,222 t
Au Grade	21.2 g /t	26.8g /t	36.9 g /t	22.7 g /t
Ag Grade	182 g/t	230 g/t	352 g/t	229 g/t
Low Grade Ore Pit Production	117,030 t	119,304 t	56,194 t	182,968 t
Au Grade	6.3 g /t	6.3 g /t	6.8 g /t	6.5 g /t
Ag Grade	57 g/t	64 g/t	69 g/t	79 g/t
Total Ore Pit Production	295,658 t	349,199 t	324,648 t	456,190 t
Au Grade	15.3 g /t	19.8 g /t	31.7 g /t	16.2 g /t
Ag Grade	133 g /t	173 g /t	303 g /t	169 g /t

OPEN PIT PRODUCTION	2007	2008	2009	2010
Waste Pit Production (2006 waste included with 2007)
Total Waste	6,490,000 t	4,140,000 t	3,532,000 t	2,749,000 t
High Grade Ore per Day ~	525 t /d	675 t /d	790 t /d	800 t /d
Low Grade Ore (Stockpiled) ~ per Day	350 t /d	350 t /d	160 /d	540 t /d
Waste Tonnes per Day ~	12,000t /d	12,000 t /d	10,400 t /d	8,000 t /d
Total Rock Tonnes per Day ~	12,875 t /d	13,025 t /d	11,350 t /d	9,340 t /d

Underground mechanized sublevel mining methods will be used to mine the ore on a two shift per day, 365 days per year schedule from two portal locations, the South Underground Mine and the North Underground Mine. The South Mine underground development will begin in 2006 and the North Underground Mine in 2008. Each of the mines will reach a production rate of approximately 1,750 tonnes per day of ore. The average dilution in the final underground model is 22%.

Underground Production Schedule

Underground Production	Tonnes	Gold Grade	Silver Grade	Tonnes per Day
2006
2007	71,879 t	23.3 g /t	290 g/t	296 t /d
2008	234,821 t	24.6 g /t	312 g/t	643 t /d
2009	648,173 t	.19.3 g /t	190 g/t	1775 t /d
2010	902,172 t	16.7 g /t	235 g/t	2,470 t /d
2011	1,043,364 t	16.7 g /t	223 g/t	2,850 t /d
2012	1,004,288 t	15.7 g /t	219 g/t	2,750 t /d
2013	1,043,003 t	12.6 g /t	213 g/t	2,850 t /d
2014	713,504 t	13.2 g /t	193 g/t	1,950 t /d
2015
TOTAL	5,661,203 t	16.0 g/t	219 g/t

For the first three years, the mill is estimated to process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three, the mill is estimated to process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8% . The milling process will consist of a primary crushing and gravity circuit, and will include conventional gravity technology followed by whole ore leaching. Merrill Crowe precipitation will be used to produce gold and silver doré bars. A cyanide recovery system followed by cyanide destruction system will be used to reduce cyanide concentrations to an acceptable level for disposal. Tails will be pumped to a conventional tailings impoundment.

An updated mine plan and mineral reserve estimate based on the February 8, 2006 indicated mineral resource estimate is expected to be completed by Bema by May 2006.

Development Financing

On July 27, 2004, the Company announced that it had concluded loan documentation whereby HVB would provide a $60 million bridge loan facility for the continued development of the Kupol project (see “Material Contracts”). This was subsequently increased from $60 million to $100 million on April 11, 2005 and from $100 million to $150 million on July 1, 2005. The facility and the guarantee are secured against the Company’s interest in the Kupol project. The Company intends to repay the bridge loan facility using a portion of the proceeds from the Kupol project loan facilities described below. Amounts drawn on the bridge loan facility above $100 million will mature on March 31, 2006 (extended to April 30, 2006), while the remaining amounts will mature July 21, 2006. In the first quarter of 2006, HVB agreed to extend the bridge loan maturity date to April 30, 2006 with respect to the amounts drawn on the facility above $100 million.

At December 31, 2005, as expected by both the Company and HVB, due to the increase in the Kupol bridge loan facility, the Company was not in compliance with several of its loan covenant ratios which were based on the original facility. However, HVB has agreed to waive the requirement for the Company’s compliance with respect to these covenants for the 2005 year-end.

During October 2005, the Company completed an equity financing for net proceeds of Cdn$135.7 million ($115 million). The majority of the proceeds from this financing together with a portion of the net proceeds from its November 2004 equity financing of net proceeds of Cdn$118.3 million ($99.6 million) are being used to further advance the Kupol project.

During December 2005 the Company signed loan agreements for up to $425 million of financing for the construction of the Kupol Mine. The loans consist of a project loan for up to $400 million and a corporate loan for CMGC of $25 million.

The Project Loan consists of two tranches. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, HVB and Societé Générale Corporate & Investment Banking (“SG CIB”). The second tranche for $150 million is from a group of multilateral and industry finance institutions. Both tranches of the project loan will be administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The $250 million tranche will have a six and a half-year term from drawdown, and the $150 million tranche will have a seven and a half year term. The project loan is secured against the Kupol Mine and will be guaranteed by Bema until economic completion is achieved at the Kupol Mine.

As part of the project equity contribution, CMGC has signed a subordinated loan for Kupol with IFC for $25 million. This facility, which will be non-recourse to Bema, will have an eight and a half year term from drawdown. As part of the loan agreement with IFC, Bema has issued 8.5 million share purchase warrants to IFC, each warrant entitling IFC to purchase one Common Share at a price of $2.94 per Common Share. Proceeds from the exercise of the warrants must be used to repay the loan.

The cost for the construction of the Kupol mine (not including certain prior equity expenditures) is estimated at approximately $470 million and includes pre production capital costs, working capital, financing fees and costs, interest and taxes. The breakdown of funding is as follows: of the $400 million project loan, $380 million is available to fund construction and $20 million is set aside for contingencies; of the Corporate Loan from IFC, $19.5 million will be contributed towards construction costs and $5.5 million will be set aside for interest payments. Bema’s equity contribution to the project will be approximately $53 million and the Government of Chukotka will be responsible for contributing approximately $18 million of equity. Bema’s equity contribution will be funded from a portion of the $115 million equity financing completed in October 2005 and the $99.6 million equity financing completed in November 2004.

Insurance coverage, normal to international development projects, has been arranged through international insurers. Bound coverage includes construction all risk, mobile equipment coverage, transport, storage, third party liability and delay in startup insurance subject to limits, sublimits, deductibles and exclusions.

Drawdown of the Kupol project loans is expected to commence in April 2006. The material conditions precedent for drawdown are final construction permits for Kupol (expected in April 2006) and equity contributions from Bema and the Government of Chukotka.

HVB has also agreed to provide, at Bema’s option, a $17.5 million cost overrun facility in addition to the project loans. In the event that Bema wishes to drawdown under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The conversion price of the notes will be a 35% premium to Bema’s average share price in the 20 trading days following the initial drawdown of the project loans.

Endeavour Financial Corporation (“Endeavour”) acted as the financial advisor to Bema. For their assistance in the structuring, sourcing, negotiating and closing of the project loans, Endeavour received a fee of $5,531,250. At December 31, 2005, $100,000 of the fee had been paid in cash leaving $5,431,250 owing to Endeavour. Pursuant to the agreement, the Company elected to pay the remaining $5,431,250 by issuing 1,964,924 Common Shares to Endeavour in January 2006. The number of Common Shares to be delivered was determined on December 15, 2005, using the 10-day weighted average trading price of Bema shares.

2006 Exploration Program

The 2006 exploration program will consist of 20,000 metres of diamond drilling designed to test other veins, structures and extensions of the main Kupol vein which continues to remain open in all directions. The 2006 program is scheduled to commence in May.

The conclusions reached in Bema’s economic studies, are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Kupol project. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations.

Yarnell Property, Arizona

The Yarnell Property located in the Weaver Mountains, Yavapai County, Arizona, United States, is a feasibility stage development property which could be a small 30,000 to 35,000 ounce annual producer, subject to completion of permitting and arranging construction financing. There are no current plans to develop or expend funds on Yarnell.

Exploration Properties

Quebrada Property, Chile

In 1996, Bema acquired a 100% interest in certain exploration rights in the southern Maricunga District, Chile, known as the Quebrada Property. The west end of the Quebrada Property is located four kilometres east of Bema’s Aldebaran Property (Cerro Casale Deposit) and extends ten kilometres east to the Argentine border. The property consists of six contiguous claim groups totalling approximately 16,270 hectares, all 100% held by Bema.

Eight mineralized porphyry areas have been discovered on the Quebrada property: these are Marisella, Q. Seca, Asado, Margel, Rubrica, Paola, Nelly and Downhill. Marisella was subsequently returned to the underlying owners. No significant work has been done on the property over the last three years. The best target, Q. Seca, is summarized below.

Exploration to date has consisted of 1:5000 scale mapping, rock sampling, soil sampling trenching and geophysics. Prior to 1998, 26 reverse circulation and 15 diamond drill holes totalling 8,601 metres had been completed. In 1998, eight diamond drill holes totalling 2,860 metres were completed. Results were encouraging with excellent gold grades being encountered. Grades range from 0.61 g/t gold to 3.25 g/t gold over intervals ranging from 20 to 200 metres. The area of mineralization is 350 x 250 metres and extends to 200 metres depth. It is open to the northwest and to depth. The mineralization may be cut-off by a northeast trending fault to the east. Bema believes that Q. Seca has the potential to develop into another significant gold discovery in the Maricunga district.

In 1998, preliminary metallurgical tests on crushed drill core showed gold recoveries between 80-90% and indicate that the mineralization is potentially amenable to heap leach processing. An inferred mineral resource was calculated internally by Bema on the Q. Seca deposit in February 1999. Brian Scott, P. Geo and a “Qualified Person” as defined in National Instrument 43-101 supervised and was involved in the resource estimate completed in 1999.

A geologic model was created by wireframing rock types and creating 0.5 and greater than 1.0 g/t gold grade zones within the rock type models. The solid models were filled with blocks having dimensions of 5m x 5m and 6m in an X–Y–Z co-ordinate system. A 6m downhole composite file was generated and grade was interpolated into blocks using inverse distance squared grade estimation algorithms with Gemcom software. A three pass elliptical search was used to estimate grade. Forty-nine percent of the blocks were filled with grade from the first search pass having dimensions of 50 x 50 x 75 m (X,Y,Z). An additional 43% of the blocks were filled with the second pass (75 x 75 x 150m). A specific gravity of 2.5 t/m3 was used based on similar rock types and alteration as the nearby Cerro Casale deposit.

A geological model was used to constrain the estimation. The Q. Seca deposit inferred mineral resource estimate is as follows:

Cut-off Grade	Tonnes (000’s)	Gold Grade (g/t)	Contained Ounces(1)
0.5 1.0	23,664 15,140	1.35 1.76	1,024,000 857,000

(1)	Subject to mining dilution and recovery losses.

Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of National Instrument 43-101 who has supervised the preparation of such disclosure.

No funds other than those minor expenditures associated with maintaining the property position have been expended on this project from 1998 to 2004. A field program of geological mapping to update and advance the geological knowledge was done in the summer of 2004 at a cost of $20,000.

This program included updated 1:5,000 geologic mapping of the northeast quadrant of the overall Quebrada Property, host to all the known porphyry centres. This mapping defined an extensive area of post-mineral colluvial cover within the volcanic-intrusive centre hosting the porphyry cluster. Based on this interpretation, in 2005, Bema undertook a comprehensive geophysical program consisting of detailed ground magnetics and IP, in order to determine the potential for additional porphyry targets under cover. This program identified two new target areas, as follows: Paola East is contiguous to and east of the previously defined Paola target and displays magnetic chargeability and resistivity characteristics similar to , but of slightly lesser intensity, than the Q.Seca target. The Southeast target lies between Paola and Nelly and displays similar magnetic characteristics to other known porphyries within the property. Both targets lie under colluvial cover. Bema expended $74,000 on exploration at Quebrada in 2005, including the geophysical program, additional mapping and petrographic studies. No work has been planned for 2006.

Monument Bay Property, Manitoba (Bema 70%)

On March 27, 2002, Bema signed a definitive option agreement to acquire up to a 70% interest in the Monument Bay property from Wolfden Resources Inc. (“Wolfden”), a TSX-V listed company. Bema had the right to earn its 70% interest in two stages. An initial 51% interest could be earned by Bema spending Cdn$3 million on exploration by December 31, 2005 and by making annual payments of Cdn$50,000, at the option of Bema in cash or by the issuance of Common Shares. The remaining 19% interest could be earned upon Bema spending an additional Cdn$3 million on exploration and making payments totalling Cdn$150,000, at the option of Bema in cash or by the issuance of Common Shares. Bema has now made all payments and fulfilled its obligations under the option agreement to earn a 70% interest in the property. The property is now a 70%/30% joint venture between Bema and Wolfden, and the Company is the operator.

Subsequent to December 31, 2005, on March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. Pursuant to the terms of the letter of intent, Rolling Rock can acquire the Company’s 70% interest in Monument Bay by issuing a total of 15 million common shares to the Company as follows: 8 million common shares upon closing, 4 million common shares upon completion of a feasibility study and 3 million common shares upon commencement of commercial production. In addition, Rolling Rock will grant a 1.5% net smelter return royalty to the Company. The Company will assign and transfer its 70% interest in Monument Bay to Rolling Rock on the closing date, at which time the Company will be issued the initial 8 million shares of Rolling Rock representing an estimated 33.7% of the issued and outstanding common shares of Rolling Rock. As a result, of this transaction, the carrying value of the Monument Bay property was written down by $9.6 million to its estimated fair value as at December 31, 2005.

East Pansky Property, Russia

On August 22, 2002, pursuant to an assignment agreement dated May 17, 2002 and an assignment agreement dated August 22, 2002, Bema assigned to its affiliated company, Puma, all of Bema’s rights to earn up to a 90% interest in the East Pansky platinum-palladium property, located in the Kola peninsula of Western Russia. In consideration, Bema received 4,000,000 common shares of Puma at a price of Cdn$0.25 per share together with a cash payment of Cdn$381,700 as reimbursement for the cost of a preliminary drill program initiated by Bema and other expenditures related to acquisition of the property. Puma also issued to Bema 13,000,000 common shares at a price of Cdn$0.34 per share to settle Cdn$4,432,800 of accumulated debt owed by Puma to Bema as at May 17, 2002. Upon the completion of this transaction, the Company’s ownership interest in Puma increased from 33% to 64%. The Company currently holds a 40% interest in Puma.

To date, ten platinum-palladium mineralized areas have been found on the East Pansky property through exploration programs conducted between 1997 and 2004. The work consisted of geological mapping, rock and till geochemical sampling, geophysical surveys along with diamond drilling and downhole geophysical surveys.

Following on from the 2003 drilling and summer exploration campaigns, four main areas were drill tested during 2004 with a total of 98 holes completed for 16,966 m. The main focus of the drilling during 2004 was the East Chaurvi area with 62 holes drilled for 11,921 m. Results show a strongly mineralized area 1,400 m along strike and open both along strike and at depth with high grades of platinum group elements and gold. The central core of this area, 700 m along strike has been drilled with a tight enough grid to confirm the continuously mineralized nature of the mineralization down to 250 m depth.

Puma intends to continue drilling this area in 2005 to further test the extent of mineralization along strike and down dip and to test the grade continuity beyond the 700 m area so far tested for grade continuity.

During 2004, Puma also acquired the Kuksha license contiguous to the southeast corner of the present East Pansky license. A first pass exploration program in the summer of 2004 confirmed the presence of platinum group elements mineralization within the mafic intrusive and further geological mapping, sampling and limited drilling (5 holes for 700 m) has confirmed the continuity of the East Pansky mineralization into the Kuksha licence, with a confirmed strike length of over 50 km.

Puma recommenced diamond drilling on the Kola property in mid-January, 2006. The assay results from the first four holes from this ongoing program were released on March 28, 2006, and these results are summarized below.

The East Chuarvi prospect continues to return high grade results as demonstrated by hole P-455 (13.95 metres at 5.77 grams per tonne (g/t) PGE+gold(4), including 6.6 metres at 9.22 g/t PGE+gold). Hole P-454 (1.5 metres at 6.80 g/t PGE+gold) is also significant as this extends the depth of mineralization 100 metres below any previous drilling. This confirms the continuous nature of the high-grade mineralization encountered to date, within an area of previous drilling.

Summary of drill results for the first four holes are:

Hole #	From (m)	To (m)	Length (m)	Au(1) g/t	Pt(2) g/t	Pd(3) g/t	PGE+Au(4) g/t
P-452 P-453 Incl. P-454	190.70 167.50 188.30 188.30 416.95	191.20 170.00 189.30 188.80 418.45	0.50 2.50 1.00 0.50 1.50	0.31 0.18 0.28 0.54 0.23	2.28 0.90 1.77 3.43 2.03	6.57 2.02 4.69 9.13 4.53	9.16 3.10 6.74 13.10 6.80

Hole #	From (m)	To (m)	Length (m)	Au(1) g/t	Pt(2) g/t	Pd(3) g/t	PGE+Au(4) g/t
P-455 Incl. Incl. Incl. Incl.	113.80 114.80 116.30 118.20 122.50	127.75 121.55 119.40 118.60 125.10	13.95 6.60 3.10 0.40 2.60	0.29 0.50 0.68 1.12 0.25	1.79 2.79 3.83 10.60 2.06	3.69 5.94 7.67 14.70 3.81	5.77 9.22 12.18 26.42 6.12

(1) Au = Gold
(2) Pt = platinum
(3) Pd = palladium
(4) PGE+Au = platinum group elements plus gold

The above results were submitted to Mekhanobr laboratories in St Petersburg, Russia and a full QA/QC program was inserted that includes, reference standards, blanks and duplicates (field, split and pulp). The QA/QC results for these drill hole assays were within required limits.

Puma plans to do 15,000 metres of diamond drilling on the East Chuarvi mineralized zone and three targets along strike. The three targets are as follows: Besimyanyi located 1 kilometre east of East Chuarvi, Churozerski located 3 kilometres east and Chuarvi which is 5 kilometres west of East Chuarvi. All of these targets are located along the 50 kilometre strike length target horizon on the East Pansky property.

The Qualified Person for this project is Tom Garagan (P.Geo) Vice President of Exploration for Bema Gold Corporation and a Director of Puma. Bema manages the affairs of Puma.

Mill Canyon Property, Nevada

The Company also holds, through its 31%-owned affiliate Victoria, an indirect interest in the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration. The Mill Canyon property is located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The Property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome’s Cortez Hills gold discovery. Victoria has completed a preliminary deep drilling program at Mill Canyon designed to establish the geometry of the large RJR gold system discovered by diamond hole OC-36 (intersection of 26 metres of 10.4 grams per tonne gold) and to find the sources of the fluidized breccias that are responsible for the high-grade gold intervals in that hole.

Four deep holes have been completed to date and the alteration and mineralized zone continues to grow in size. Highlights of gold intercepts, within this large zone, from the recent drilling include; hole RJR-6 which intercepted 10.7 metres of 2.7 grams per tonne (g/t) gold and 2.3 metres of 7.5 g/t gold and hole RJR-7 which intercepted 10.7 metres of 3.1 g/t gold and 2.1 metres of 12.25 g/t gold. All four holes encountered strongly altered ground from approximately 370 metres to 600 metres in depth, and which continues sporadically to the greatest depth of 1,464 metres in RJR-7. Victoria has not yet been able to offset the high grade intersection in OC-36, but has been able to establish that this is due to the fact that the system has been subjected to complex post-mineral normal faulting. All of the holes thus far have been drilled in the higher, but post-mineral, down-dropped portions of the gold system.

Due to the size of the RJR gold system, the 10 holes drilled thus far are too few to define the potentially larger cores of the system. To date, the drilling has defined a minimum width of the gold-related mineralization and alteration of approximately 610 metres where it has not been cut by post-mineral faulting or complicated by the presence of intrusive sills. The length of the system is a minimum of 980 metres and is open to the north, south, east, and west of the current drilling. Victoria has indicated that it believes that the main portion of the system is further west, where structural studies thus far indicate that the upper alteration zones have been largely down-dropped to the east where recent drilling has been concentrated.

Future drilling will be to the west to explore the footwalls of the large post mineral faults, where more fluidized breccias are present in leakage zones above the RJR system. This area is defined by outcropping decalcified zones that can be traced northwestward to the Higher Open Cut gold system where gold-rich fluidized breccias dominate the high-grade intercepts drilled recently by Victoria. The RJR system is thought to carry large concentrations of these fluidized breccias associated with high grade gold mineralization and the next round of drilling will test our structural studies, which indicate this.

The alteration in the RJR system is characterized by strong decalcification, dolomitization followed by silica flooding of these porous and permeable zones, all of which are accompanied by weak to very strong sulfidation in the form of sooty and brassy sulfides and locally base metal sulfides. These zones of sulfidation are anomalous in gold and thick zones of this gold mineralization are characteristic in this upper portion of the RJR gold system. Selected results from the most recent program drilled in this upper portion are outlined below:

Hole	From (m)	To (m)	Length (m)	Au g/t
RJR-6	405.39	416.06	10.67	2.68
and	418.19	420.48	2.29	7.52
and	1103.69	1107.05	3.35	2.06
RJR-7	333.46	344.12	10.67	3.13
and	1184.47	1186.6	2.13	12.25
RJR-8	670.26	674.99	4.72	1.38
and	677.27	686.72	9.45	1.16
RJR-9	918.07	920.20	2.13	2.10

Victoria has announced that it plans to complete a resource estimate on the Open Cut zone of the Mill Canyon property. In 2004, Victoria drilled 38 holes totalling 8,313 metres in Open Cut zone, which is believed to be in a structurally similar environment to the Cortez Mine and the Cortez Hills discovery. Selected results from that drill program included: hole OC-5, which encountered 8.8 metres of 16.83 grams per tonne (g/t) gold; OC-6, 7.6 metres of 24.5 g/t gold; OC-8, 5.5 metres of 45.2 g/t gold and; OC-13, 7.6 metres of 35.5 g/t gold. These gold-rich intercepts are dominated by fluidized breccias, similar to that of OC-36 in the RJR gold system.

Drill core is logged, photographed and cut in half with a diamond saw on site. One half of the HQ diameter core is shipped to BSI-Inspectorate Laboratory in Reno, Nevada. Analysis by BSI Labs includes gold fire assay with atomic absorption (AA) and gold fire assay with gravimetric analysis on all samples grading greater than 3.0 grams per tonne gold. Victoria uses certified control standards, duplicates and coarse field blanks inserted into the sample stream to the lab to monitor lab performance.

Exploration and Development Expenditures for the Past Three Years

For details of the Company’s exploration and development expenditures on its mineral properties for the last three completed fiscal years, see “Consolidated Statements of Operations and Deficit”, “Consolidated Statements of Cash Flows” and Note 6 to the consolidated audited financial statements of the Company for the financial years ended December 31, 2005 and 2004, which are incorporated by reference herein.

Additional Information with Respect to the Company’s Business in General

Offices and Employees

Bema’s business is administered principally from its head office in Vancouver, British Columbia, Canada. Bema also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; and Johannesburg, South Africa.

At December 31, 2005, the Company employed approximately 1,938 persons located as follows:

	As at Dec 31,	As at Dec 31,
Location	2005	2004
Vancouver - Head Office	41	43
Julietta Mine, Russia	493	492
Petrex Mines, South Africa	525	522
Refugio Mine, Chile	424	263
Magadan Office, Russia	59	66

	As at Dec 31,	As at Dec 31,
Location	2005	2004
Kupol Property, Russia	390	149
Chilean Offices	4	4
Monument Bay, Canada	2	--
Total	1,938	1,539

Bema considers its relations with its employees to be good.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for and as of the end of each of the last three financial years in the period ended December 31, 2005. The selected consolidated financial information should be read in conjunction with the consolidated audited financial statements of the Company, including the notes thereto, for the respective periods. The Company’s consolidated audited financial statements for the two financial years ended December 31, 2005 and 2004 are incorporated by reference in this Annual Information Form.

Years ended December 31 (in 000’s except for per share amounts)
	2005	2004	2003
Net revenues Net loss Net loss per share Total assets Current portion of long term debt Long term debt Total long term debt Cash dividends paid	$108,017 $80,957 $0.20 $793,712 $28,964 $222,429 $251,393 nil	$92,133 $79,615 $0.22 $593,053 $3,730 $129,937 $133,667 nil	$86,817 $30,576 $0.09 $432,928 $45,864 $7,084 $52,948 nil

ITEM 5: DIVIDENDS

The Company has not paid any dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

The Company is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law, the declaration of a dividend must be authorized by resolution of the board of directors. Under such laws, the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of one class of equity securities, an unlimited number of Common Shares without par value. As of March 30, 2005, the Company had 455,747,259 Common Shares, issued and outstanding. All the issued Common Shares are fully paid and are not subject to any future call or assessment. All the issued

Common Shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

ITEM 7: MARKETS FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and AMEX under the trading symbol BGO and on AIM under the trading symbol BAU. In addition, in connection with the EAGC Arrangement, the Company issued share purchase warrants (the “EAGC Warrants”) to purchase 23,861,750 Common Shares at a price of Cdn$1.90, until October 22, 2007, which EAGC Warrants are listed and posted for trading on the TSX. To date, 75,100 of the EAGC Warrants have been exercised for a total of 23,786,650 EAGC Warrants currently outstanding.

The following tables provide information as to the monthly high, low and closing prices of the Common Shares and EAGC Warrants during the 12 months of the most recently completed financial year as well as the average volume of the Common Shares and EAGC Warrants traded during each month.

Common Shares

Trading price and volume on the TSX in 2005:

2005	Low (Cdn$)	High (Cdn$)	Daily Volume
January	3.34	3.68	2,208,494
February	3.16	3.84	1,571,024
March	2.83	3.84	2,025,254
April	2.51	3.25	2,036,686
May	2.15	2.81	1,780,684
June	2.54	2.99	2,953,588
July	2.63	2.96	2,168,538
August	2.65	3.14	2,179,958
September	2.85	3.52	3,594,686
October	2.62	3.11	2,053,636
November	2.91	3.62	3,157,697
December	3.07	3.65	3,216,162

Trading price and volume on AMEX in 2005:

2005	Low (US$)	High (US$)	Daily Volume
January	2.75	3.07	2,049,818
February	2.52	3.10	2,236,421
March	2.23	3.19	3,189,909
April	2.01	2.66	2,424,729
May	1.70	2.27	2,841,824
June	2.02	2.48	2,997,373
July	2.14	2.40	2,171,840
August	2.18	2.62	2,538,557
September	2.40	2.97	4,139,029
October	2.22	2.77	2,945,686
November	2.45	3.06	3,717,657
December	2.65	3.15	4,221,386

Trading price and volume on AIM in 2005:

2005	Low (GBP)	High (GBP)	Monthly Volume
January	1.49	1.595	161,705
February	1.365	1.61	129,703
March	1.265	1.615	280,148
April	1.04	1.395	422,042
May	0.95	1.175	303,941
June	1.14	1.33	224,281
July	1.24	1.36	55,041
August	1.235	1.40	95,312
September	1.325	1.61	430,170
October	1.265	1.515	316,755
November	1.40	1.775	551,178
December	1.555	1.78	455,729

EAGC Warrants

Trading price and volume on the TSX in 2005:

2005	Low(Cdn$)	High (Cdn$)	Daily Volume
January	1.80	2.15	4,592,921
February	1.70	2.16	1,169,848
March	1.37	2.13	3,490,603
April	1.02	1.70	426,581
May	0.93	1.33	223,335
June	1.10	1.56	2,938,100
July	1.21	1.50	2,019,200
August	1.21	1.51	810,422
September	1.33	1.86	1,177,250
October	1.11	1.56	555,850
November	1.39	1.91	903,375
December	1.49	1.95	398,450

Prior Sales

The following table provides disclosure as to the securities of the Company issued and remaining outstanding but not listed or quoted on the TSX, AMEX or AIM during the most recently completed financial year:

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
January 18, 2005	Incentive Stock Options	50,000	Cdn$3.42	January 17, 2010
January 26, 2005	Incentive Stock Options	30,000	Cdn$3.47	January 26, 2010
January 31, 2005	Incentive Stock Options	250,000	Cdn$3.59	January 30, 2010
February 2, 2005	Incentive Stock Options	45,000	Cdn$3.52	February 1, 2010
April 14, 2005	Incentive Stock Options	4,050,000	Cdn$3.03	April 13, 2015
April 28, 2005	Warrants	500,000	$2.80	April 28, 2010
May 3, 2005	Incentive Stock Options	50,000	Cdn$2.43	May 2, 2010
May 10, 2005	Incentive Stock Options	25,000	Cdn$2.74	May 9, 2010
May 16, 2005	Incentive Stock Options	50,000	Cdn$2.42	May 15, 2010
May 30, 2005	Incentive Stock Options	70,000	Cdn$2.59	May 20, 2010
July 4, 2005	Incentive Stock Options	70,000	Cdn$2.91	July 3, 2010
July 11, 2005	Incentive Stock Options	300,000	Cdn$2.79	July 10, 2010
July 22, 2005	Incentive Stock Options	20,000	Cdn$2.79	July 21, 2010
September 1, 2005	Incentive Stock Options	30,000	Cdn$2.81	August 31, 2010
December 1, 2005	Warrants	8,503,401	$2.94	March 1, 2014

ITEM 8: ESCROWED SECURITIES

There are currently no Common Shares which are held in escrow.

ITEM 9: DIRECTORS AND OFFICERS

Directors

The name, province or state and country of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since

ALLEN, Thomas I.A.(1)(4)	Counsel to the Toronto law firm of Ogilvy Renault since	November 24, 1998
Director	December 31, 2005. Prior thereto senior partner of
Ontario, Canada	Ogilvy Renault from October 1996 to December 31,
2005.

ANGUS, R. Stuart(2)	Independent business advisor to the mining industry.	June 18, 1992
Director	Prior thereto Managing Director – Mergers and
British Columbia, Canada	Acquisitions for Endeavour since November 1, 2003.
Lawyer and senior partner at the Vancouver law firm of
Fasken Martineau DuMoulin LLP from February 2001
to October 2003. Lawyer and senior partner at the
Vancouver law firm of Stikeman Elliott from 1996 to
2001.
CROSS, Robert(2)(4)	Director of various private and public companies	March 1, 2003
Director	including serving as Chairman of Northern Orion
British Columbia, Canada	Resources Inc. and Chairman of Bankers Petroleum Ltd.

GAYTON, Robert J.(1)(4)	Consultant to various public companies since 2004.	April 1, 2003
Director	Vice President of Finance with Western Silver
British Columbia, Canada	Corporation from 1995 to 2004. Director of a number
of public companies, including Western Silver Corp.,
Nevsun Resources Ltd., Northern Orion Resources Inc.,
Bankers Petroleum Ltd., Amerigo Resources Limited,
and Intrinsyc Software International, Inc.

JOHNSON, Clive T.(3)(4)	Chairman, President and Chief Executive Officer of the	December 5, 1988
Chairman, President,	Company.
Chief Executive Officer
and Director
British Columbia, Canada

KORPAN, Jerry	Executive Director of Emergis Capital. Managing	June 28, 2002
Director	Director of Yorkton Securities Ltd., London from 1994
London, England	to 1999.

Name, Province or State,	Principal Occupation or
Country of Residence	Employment for Past Five Years	Director Since

MCFARLAND, Cole E.	Retired since 1995. Prior thereto President and Chief	November 24, 1998
Director	Executive Officer, Placer Dome U.S. since 1987.
California, U.S.A.

PEREZ-COTAPOS, Eulogio	Senior partner in the law firm of Cariola, Diez,	June 20, 1997
Director	Perez-Cotapos & Cia. Ltda. in Santiago, Chile.
Santiago, Chile

RAYMENT, Barry D.(1)(2)	Principal of Mining Assets Corporation.	December 5, 1988
Director
California, U.S.A.

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Hedging Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The By-Laws of the Company were amended during April 2003 so that at each annual general meeting the directors of the Company shall retire from office and the shareholders of the Company shall elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following such election. Previously directors had been elected on a three-year staggered term basis.

Executive Officers

The name, province or state and country of residence, office held by, and principal business or occupation in which each executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years

CORRA, Mark	Vice President, Finance of the Company since January 1995.
Vice President, Finance
British Columbia, Canada

GARAGAN, Tom	Vice President, Exploration of the Company since June 1996.
Vice President, Exploration
British Columbia, Canada

JOHNSON, George	Senior Vice President, Operations of the Company since September
Senior Vice President, Operations	1999. Prior thereto Vice President Mining with Hecla Mining
Washington, U.S.A.	Company since May 1996.

JOHNSON, Clive	Chief Executive Officer of the Company since June 1989;
Chairman, President, Chief Executive	Chairman of the Company since June 1990 and President of the
Officer	Company since July 1993.
British Columbia, Canada

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years

RICHER, Roger	Secretary and General Counsel of the Company since June 1989
Vice President, Administration, General	and Vice President, Administration, of the Company since June
Counsel, and Secretary	1990.
British Columbia, Canada

STANSBURY, Dennis	Vice President, Production and Development of the Company since
Vice President, Production and	June 1996.
Development
Idaho, U.S.A.

SULLIVAN, James	Vice President of Russian Operations of the Company since April
Vice President of Russian Operations	2003. Prior thereto General Director of OMGC and Julietta Mine
Arizona, U.S.A.	Project Manager since 1998.

The term of office for the Company’s officers and members of the Company’s committees expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company’s officers and committees for the ensuing year.

Each of the officers mentioned above has an employment contract with the Company that provides them with a severance package in the event they leave the Company. In the event of termination of employment for other than just cause the officers receive a severance allowance payable as follows:

1.	an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;

2.	an amount equal to 100% of such aggregate salary, payable one year after termination; and

3.	an amount equal to 50% or 100% of such aggregate salary, payable two years after termination.

Securities Held

The following table sets forth the securities of the Company and its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, as of March 24, 2006 by the directors and executive officers of the Company as a group.

	Number of Securities Held	Type of Securities Held	% of Securities Held
Officers (as a group)(1) Non-officer directors (as a group)(2) Significant securityholders	166,695 9,420,000 699,041 5,035,000 None	Common Shares Stock Options Common Shares Stock Options None	Less than 1% Less than 1% N/A

(1)

Nine officers which includes one director - Clive Johnson (President/CEO/COO/Director), Roger Richer (Vice President of Administration, Corporate Secretary and General Counsel), Mark Corra (Vice President of Finance), Tom Garagan (Vice President of Exploration), George Johnson (Vice President of Operations), Dennis Stansbury (Vice President of Production and Development), Jim Sullivan (Vice President of Russian Operations), Peter Ozorio (Treasurer) and Eduard Bartz (Controller).

(2)	Eight directors - Barry Rayment, Thomas Allen, R. Stuart Angus, Cole McFarland, Eulogio Perez-Cotapos, Jerry Korpan, Robert Cross and Robert Gayton.

Cease Trade Orders or Bankruptcies

Except as outlined below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the 10 years before of this Annual Information Form, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Robert Cross, a director of the Company, joined the board of Livent Inc. (“Livent”) in June 1998. In connection with management changes brought about by a US-based investment group, accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, class action suits were filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton, a director of the Company, was a director/officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

Thomas Allen, a director of the Company, was a director of Unisphere Waste Conversion Ltd., a TSX-V listed company. Mr. Allen resigned from the Board of Unisphere on February 9, 2005. On February 25, 2005, Unisphere filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the Canada Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canadian Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

SEC Rule 13a-15 requires the Company to maintain “disclosure controls and procedures” that are designed to ensure that information required to be disclosed by the Company in reports it files or submits to the SEC is recorded, processed, summarized and reported on a timely basis. Disclosure controls and procedures must be designed to ensure that information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure. Disclosure controls and procedures should capture information that is relevant to assessment of developments and risks that pertain to the Company’s business, as well as other material information about the Company. In this regard, the Company has a Disclosure Controls and Procedures Policy which has been adopted by the Board of Directors.

ITEM 10: THE AUDIT COMMITTEE CHARTER

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee.

Audit Committee Charter

Following is a copy of the Company’s Audit Committee Charter, in full:

1. Overall Purpose/Objectives

The audit committee will assist the Board in fulfilling its responsibilities. The audit committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	Authority

2.1

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of company officers at meetings, as the Audit Committee deems appropriate.

2.2

The audit committee shall receive appropriate funding, as determined by the audit committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the audit committee, and for payment of ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

3.	Organization

Membership

3.1	The audit committee will be comprised of at least three members.

3.2	Except as permitted by all applicable legal and regulatory requirements:

(a) each member of the audit committee will be “independent” and an “unrelated director”, within the meaning of all applicable legal and regulatory requirements;

(b) each member of the audit committee will have the ability to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement; and

(c) at least one member of the audit committee will be an “audit committee financial expert” within the meaning of the rules and forms adopted by the United States Securities and Exchange Commission.

3.3	The chairman of the audit committee will be nominated by the committee from time to time.

3.4	A quorum for any meeting will be two members.

3.5	The secretary of the audit committee will be the company secretary, or such person as nominated by the Chairman.

Attendance at Meetings

3.6	The audit committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate.

3.7	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.8	The proceedings of all meetings will be minuted.

4.	Roles and Responsibilities

The audit committee will:

4.1	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.3	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.4	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

4.5	Review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate.

4.6

Review the annual and quarterly financial statements including Management’s Discussion and Analysis and annual and interim earnings press releases prior to public dissemination and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.7	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

4.8	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.9	Review audit issues related to the company’s material associated and affiliated companies that may have a significant impact on the company’s equity investment.

4.10	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

4.11	Assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(a) actual financial results for the interim period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices;

(d) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

4.12	Select the firm of external auditors to be proposed for election as the external auditors of the Company.

4.13	Review and approve the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.14

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the audit committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the audit committee of each service approved and performed under the policy.

Approval for minor non-audit services is subject to Rule 2-01(c)(7) of Regulation S-X.

4.15

If it so elects, delegate to one or more members of the audit committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full audit committee at each regular audit committee meeting.

4.16	Subject to the grant by the shareholders of the authority to do so, if required, fix the compensation to be paid to the external auditors.

4.17

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.18	Review the performance of the external auditors.

4.19	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.20	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.21

Establish a procedure for the: (i) confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, (ii) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.22	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

4.23	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.24

Obtain regular updates from management and the company’s legal counsel regarding compliance matters, as well as certificates from the chief financial officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.25	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.26	Perform other functions as requested by the full Board.

4.27

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

4.28	Review and reassess the adequacy of this charter, at least annually, and recommend any changes to the Board for its approval.

Composition of the Audit Committee

The following directors are members of the Company’s Audit Committee as at the date of this Annual Information Form:

Thomas Allen	Independent(1)	Financially literate(2)
Robert Gayton	Independent(1)	Financially literate(2)
Barry Rayment	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Thomas I.A. Allen, Q.C.

Tom Allen was, until December 31, 2005, a senior partner in the law firm of Ogilvy Renault, specializing in securities law, arbitration and mediation. Currently he is counsel to Ogilvy Renault. He is a past Chairman of the Accounting Standards Oversight Council of Canada and a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He joined the Bema Board as an independent director in 1998, and chairs the Corporate Governance and Nominating Committee and is a member of the Audit Committee of the Company.

Barry D. Rayment, Ph.D.

Barry Rayment is principal of Mining Assets Corporation, a consulting firm which provides geological services to the mining industry. He has been a director of Bema since the Company’s inception in 1988 and was President of the Company from 1990 – 1993. He was very instrumental in the early development of the Refugio and Cerro Casale projects. Today he sits on the Board as an independent director.

Robert J. Gayton, Ph.D, FCA

Bob Gayton has been consulting on accounting and finance issues for 30 years, first as an audit partner with Peat Marwick Mitchell, Chartered Accountants, and more recently as Chief Financial Officer and/or director of numerous public and private companies. Prior to that, he was a member of the Faculty of Commerce at the University of British Columbia. An independent director, he joined the Bema Board in 2003, chairs the Audit Committee and is a member of the Corporate Governance and Nominating and Hedging Committees of the Company.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2005 have been pre-approved by the Audit

Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors, PricewaterhouseCoopers LLP, in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$632,958	$184,071	$371,222	--
December 31, 2004	$571,354	$178,184	$321,799	--

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category includes advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax advice on actual or contemplated transactions.

No fees were paid under the category “All Other Fees”.

ITEM 11: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the financial years ended December 31, 2005, 2004 and 2003 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder. Particulars of those companies are as follows:

  Consolidated Westview Resources Corp. (“Westview”), a company listed on the NEX Board of the TSX-V of which the Company holds approximately 44% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan, Mark Corra and Peter Ozorio, directors and/or officers of the Company are also Directors and/or officers and/or securityholders of Westview.

  Puma, a TSX-V listed company of which the Company holds approximately 40% of its issued and outstanding shares. Messrs. Clive Johnson, Jerry Korpan, Roger Richer, Tom Garagan, George Johnson, Mark Corra and Peter Ozorio are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Puma.

  Victoria, a TSX-V listed company of which the Company holds approximately 31% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan, Mark Corra and Peter Ozorio are directors and/or officers of the Company and are also directors and/or officers and/or securityholders of Victoria.

As a result of these common relationships the noted individuals may be deemed to have an interest in the following material transaction which occurred during the last three completed financial years:

Effective August 22, 2002, pursuant to an assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property, located in the Kola peninsula of Western Russia, to Puma (see “Narrative Description of the Business – Exploration Properties, East Pansky Property, Russia).

In addition to the foregoing, the Company was involved in the following transactions with Endeavour during the 2005, 2004 and 2003 periods. Mr. R. Stuart Angus is a director of Bema and was Managing Director, Mergers and Acquisitions with Endeavour during the past three fiscal years.

1.

In connection with the acquisition of EAGC by the Company through the Arrangement, Endeavour acted as a financial advisor for the Company and EAGC on the Arrangement (see “General Development of the Business”). In addition, Mr. Robert Cross, a director of the Company, is a former director and significant shareholder of EAGC. EAGC agreed to pay Mr. Cross a success fee of $200,000 on completion of the acquisition of EAGC by Bema (paid October 24, 2002) (see “Narrative Description of the Business – Operating Mines, Petrex Mines, South Africa”); and

2.

On January 6, 2006, the Company issued to Endeavour, 1,964,924 Common Shares of Bema at a conversion price of $2.764 (Cdn$3.37) pursuant to a financial advisory agreement under which Endeavour was to receive $5,531,250 for providing assistance in structuring, sourcing, negotiating and closing of the Loan Facilities with respect to the Kupol project. The Company settled such fee by the issuance of the Common Shares noted above and the payment of $100,000 (see “Narrative Description of the Business – Development Projects, Kupol Gold and Silver Project, Russia”).

ITEM 12: TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar in Canada is Computershare Investor Services Inc., Vancouver, British Columbia, Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.

ITEM 13: MATERIAL CONTRACTS

The following current material contracts, other than contracts entered into in the ordinary course of business, have been entered into by the Company since January 1, 2003:

1.

Project Term Loan Facility Agreement – Tranche A dated December 1, 2005 for the Kupol project. $150 million provided by Caterpillar ($36 million); EDC ($50 million) IFC ($14 million) and Mitsubishi ($50 million) (“Tranche “A” Loan”). See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”;

2.

Project Term Loan Facility Agreement – Tranche B dated December 1, 2005 for the Kupol project. $250 million Commercial Loan Facility which is fully underwritten 50:50 by HVB and SG CIB (“Tranche “B” Loan”). See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”;

3.

C Loan Agreement dated December 1, 2005 – $25 million subordinated loan facility with IFC (“Tranche “C” Loan”). See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”;

4.

Common terms agreement dated December 1, 2005 (“Common Terms Agreement”) entered into by all the parties to the respective Tranche “A”, Tranche “B” and Tranche “C” Loans referenced above (collectively, the “Project Loans”). The common terms of the Project Loans are all provided in the Common Terms Agreement. See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”;

5.	A convertible cost overrun facility in the amount of $17.5 million to be evidenced by way of a convertible unsecured note agreement between HVB and Bema dated February 15, 2006;

6.

A $60 million bridge loan facility (the “Facility”) dated July 21, 2004 provided by HVB for the continued development of the Kupol project. Bema has guaranteed the Facility, which will mature July 21, 2006, subject to earlier repayment of the Facility from a portion of the proceeds from the Project Loans. Drawdown of the Project Loans is expected to occur in April 2006. See “Narrative Description of the Business, Development Projects, Kupol Gold and Silver Project, Russia”;

7.

First Amendment Agreement dated April 11, 2005 to the Facility increasing the amount available under the Facility from $60 million to $100 million. See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”;

8.

Second Amendment Agreement dated July 1, 2005 to the Facility increasing the amount available under the Facility from $100 million to $150 million. See “Narrative Description of the Business – Development Properties, Kupol Gold and Silver Project, Russia, Development Financing”; and

9.

A Trust Deed dated February 23, 2004, was entered into by the Company and the Bank of New York as trustee for a $70 million principal amount of senior unsecured convertible notes due February 2011 (the “Convertible Notes”), which trade on the Luxembourg Stock Exchange. The seven year Convertible Notes were launched with a coupon rate of 3.25% per annum. The conversion price was set at $4.664 per share. The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the shares of Bema, for a specified period of time, trade at 120% or more of the conversion price. See “Narrative Description of the Business – Operating Mines, Refugio Property, Chile”.

ITEM 14: INTERESTS OF EXPERTS

The following provided certificates to the Company with respect to certain disclosure provided in this Annual Information Form:

Name	Qualified Person with Respect to	# of Securities Held
Tom Garagan Vice President of Exploration for Bema	Qualified Person with respect to disclosure on the Kupol Technical Report, Russia, the Quebrada property, Chile and the East Pansky Property.	Less than 1% of the outstanding securities of the Company.
Brian Scott Chief Geologist, Bema

Qualified Person with respect to disclosure on the mineral resource estimate for the Julietta Mine, Russia, and the mineral reserve and mineral resource estimates for the Petrex Mines, South Africa and the Verde and Pancho deposits, Chile.

		Less than 1% of the outstanding securities of the Company.
Wes Hanson(1) Kinross Technical Services	Qualified Person with respect to disclosure on the reserve and resource estimates on the Verde and Pancho deposits, Refugio Mine, Chile.	0
Larry B. Smith(1) AMEC Americas Limited	Qualified Person with respect to disclosure of the Technical Report for the Cerro Casale project, Chile.	0

Name	Qualified Person with Respect to	# of Securities Held
William Crowl(1) Gustavson Associates LLC	Qualified Person with respect to disclosure of the 2005 Technical Report on the Petrex Mines, South Africa, the Petrex Mines December 31, 2005 mineral reserve estimtate and the Kupol Technical Report.	0
Donald Cameron Chief Geologist of Operations, Bema	Qualified Person with respect to disclosure on the mineral reserve estimate for the Julietta Mine, Russia.	0
Fred Stalbush Engineering Manager for Bema	Qualified Person with respect to the disclosure of the Kupol Technical Report and the Kupol Feasibility Study.	0
PricewaterhouseCoopers(1)	Consent with respect to the incorporation by reference in this Annual Information Form and in the Company’s Annual Report on Form 40 F for the year ended December 31, 2005 and Registration Statements on Form S 8 (Registration Numbers 333 100643, 333 118357 and 333 108198) of the audit report of PricewaterhouseCoopers LLP dated March 3, 2006 (except for Note 18, which is as of March 13, 2006), relating to the financial statements of the Company for the year ended December 31, 2005, which will appear in the 2005 Annual Report to shareholders of Bema.	0

(1)	None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.
(2)

Refers to all registered and beneficial interests, direct or indirect, in any securities or other property held by an expert either (a) while preparing the report/valuation/certified statement, (b) after preparing the report/ valuation/certified statement or to be received by an expert.

ITEM 15: INVESTORS RIGHTS

If there is a misrepresentation in this document or in other disclosure by the Company, you have a statutory right to sue for damages against the issuer, its directors and certain other persons. This right is available whether or not you relied on the misrepresentation. However, there are various defences available to the persons that you have a right to sue.

If you intend to rely on this right, you must commence your action for damages within strict time limitations under the Act.

ITEM 16: ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s management proxy circular to be filed on Sedar in May 2006 for its upcoming annual general meeting of shareholders.

Additional financial information is provided in the Company’s Management Discussion and Analysis and the audited financial statements for the financial years ended December 31, 2005 and 2004. If you wish to receive a copy of the Company’s annual financial statements, interim financial statements, related management discussion and analysis, or previous copies of the Annual Information Forms, please contact the Company (see the cover page for contact information) and a copy of the documents you requested will be forwarded to you without charge.

Additional information relating to the Company, including the above referenced information, may be found under the Company’s name on Sedar at www.sedar.com.